

800 Main Street, 4th Floor
Lynchburg, Virginia 24504

March 18, 2016

Dear Stockholder:

You are cordially invited to attend this year's Annual Meeting of Stockholders of BWX Technologies, Inc. ("BWXT"), which will be held on Friday, April 29, 2016, at the Craddock Terry Hotel, Riverside Foyer, 1312 Commerce Street, Lynchburg, Virginia 24504, commencing at 9:30 a.m. local time. The Notice of Annual Meeting and Proxy Statement following this letter describe the matters to be acted on at the meeting.

As a demonstration of our commitment to transparency and good corporate governance practices, we have engaged directly with our stockholders over the past year to discuss executive compensation, corporate governance practices and other matters. We have also updated our proxy statement presentation this year, which we hope you find more user-friendly.

We are utilizing the Securities and Exchange Commission's Notice and Access proxy rule, which allows us to furnish proxy materials to you via the Internet as an alternative to the traditional approach of mailing a printed set to each stockholder. In accordance with these rules, we have sent a Notice of Internet Availability of Proxy Materials to all stockholders who have not previously elected to receive a printed set of proxy materials. The Notice contains instructions on how to access our 2016 Proxy Statement and Annual Report to Stockholders, as well as how to vote either online, by telephone or in person for the 2016 Annual Meeting.

It is very important that your shares are represented and voted at the Annual Meeting. Please vote your shares by Internet or telephone, or, if you received a printed set of materials by mail, by returning the accompanying proxy card, as soon as possible to ensure that your shares are voted at the meeting. Further instructions on how to vote your shares can be found in our Proxy Statement.

Thank you for your support of our company.

Sincerely yours,

Peyton S. Baker
Chief Executive Officer & President

YOUR VOTE IS IMPORTANT.

Whether or not you plan to attend the Annual Meeting, please take a few minutes now to vote your shares.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on April 29, 2016.

The proxy statement and annual report are available on the Internet at www.proxyvote.com.

The following information applicable to the Annual Meeting may be found in the proxy statement and accompanying proxy card:

- The date, time and location of the meeting;

- A list of the matters intended to be acted on and our recommendations regarding those matters;

- Any control/identification numbers that you need to access your proxy card; and

- Information about attending the meeting and voting in person.

BWX TECHNOLOGIES, INC.
800 Main Street, 4th Floor
Lynchburg, Virginia 24504

NOTICE OF 2016 ANNUAL MEETING OF STOCKHOLDERS

The 2016 Annual Meeting of Stockholders of BWX Technologies, Inc., will be held at the Craddock Terry Hotel, Riverside Foyer, 1312 Commerce Street, Lynchburg, Virginia 24504, on Friday, April 29, 2016, at 9:30 a.m. local time, in order to:

(1) elect John A. Fees, Richard W. Mies and Robb A. LeMasters as Class III directors of our Board of Directors;

(2) hold an advisory vote on the compensation of our named executive officers;

(3) ratify our Audit and Finance Committee's appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2016;

(4) re-approve the material terms of our Executive Incentive Compensation Plan for Section 162(m) purposes; and

(5) transact such other business as may properly come before the meeting or any adjournment thereof.

If you were a stockholder as of the close of business on March 9, 2016, you are entitled to vote at the meeting and at any adjournment thereof.

Instead of mailing a printed copy of our proxy materials, including our Annual Report, to each shareholder of record, we are providing access to these materials via the Internet. This reduces the amount of paper necessary to produce these materials, as well as the costs associated with mailing these materials to all stockholders. Accordingly, on March 18, 2016, we mailed the Notice of Internet Availability of Proxy Materials (the "Notice"), or our proxy statement if you previously elected to receive a printed copy of the materials, to all stockholders of record as of March 9, 2016 and posted our proxy materials on the web site referenced in the Notice (www.proxyvote.com). As more fully described in the Notice, all stockholders may choose to access our proxy materials on the web site referred to in the Notice or may request a printed set of our proxy materials. The Notice and web site provide information regarding how you may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

If you previously elected to receive a printed copy of the materials, we have enclosed a copy of our 2015 Annual Report to Stockholders with this notice and proxy statement.

Your vote is important. Please vote your proxy promptly so your shares can be represented, even if you plan to attend the Annual Meeting. You can vote by Internet, by telephone, or by requesting a printed copy of the proxy materials and using the enclosed proxy card.

By Order of the Board of Directors,



JAMES D. CANAFAX
Corporate Secretary

March 18, 2016

TABLE OF CONTENTS

2016 PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

ANNUAL MEETING OF STOCKHOLDERS

Time and Date	9:30 a.m., April 29, 2016
Place	Craddock Terry Hotel Riverside Foyer 1312 Commerce Street Lynchburg, Virginia 24504
Record Date	March 9, 2016
Voting	Stockholders as of the record date are entitled to vote. Each share of our common stock is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on.
Attendance	All stockholders as of the record date and their duly appointed proxies may attend the meeting.

MEETING AGENDA AND VOTING MATTERS

Proposal	Board Vote Recommendation	Page Reference (for more detail)
#1: Election of three Class III directors	**FOR EACH NOMINEE**	5
#2: Advisory vote on the compensation of our named executive officers	**FOR**	25
#3: Ratification of Deloitte & Touche LLP as our independent registered public accounting firm for 2016	**FOR**	76
#4: Re-approval of our Executive Incentive Compensation Plan for Section 162(m) purposes	**FOR**	78

Your vote is important. Please vote your proxy promptly so your shares can be represented, even if you plan to attend the meeting. You can vote by Internet, by telephone, or by requesting a printed copy of the proxy materials and using the enclosed proxy card.

DIRECTOR NOMINEES

The Board of Directors has nominated three candidates to serve a three-year term expiring in 2019. The following table provides summary information about each director nominee. Director nominees are elected by a plurality of the votes cast by the shares of our common stock entitled to vote in the election of directors. However, our Board of Directors has adopted a majority voting policy, which provides that any nominee for director in an uncontested director election who receives a greater number of votes "withheld" from his or her election than votes "for" such election (even if he or she is properly elected under our bylaws) must promptly tender a letter of resignation for consideration by our Board of Directors. Our Board of Directors must then act to accept or reject this letter within 90 days following the certification of the stockholder vote at our annual meeting. Our Board of Directors has determined that Admiral Mies and Mr. LeMasters are independent.

Nominee	Age	Director Since	Principal Occupation	Committee(s)
John A. Fees	58	2010	• Executive Chairman of our Board and former non-Executive Chairman • Former President and Chief Executive Officer and Director of McDermott International, Inc.	None
Richard W. Mies	71	2010	• Chairman, Strategic Advisory Group for US Strategic Command • CEO and President, The Mies Group, Ltd. • Member, Board of Directors for Exelon Corporation	• Compensation • Governance
Robb A. LeMasters	38	2015	• Managing Director, Blue Harbour Group, L.P. • Former Partner, Theleme Partners and The Children's Investment Fund (TCI)	• Audit and Finance

Mr. Fees, Admiral Mies and Mr. LeMasters attended 85% or more of the meetings of the Board of Directors and of the committees on which they each served during 2015.

2015 BOARD AND COMMITTEE SUMMARY

	Members	Independence	Meetings
Board of Directors	8	75%	8
Audit and Finance Committee	3	100%	6
Compensation Committee	3	100%	6
Governance Committee	4	100%	6

2015 COMPANY PERFORMANCE HIGHLIGHTS

Transformational Year for BWXT

- Successfully completed a strategic transformation by spinning off our former Power Generation business on June 30, 2015 (the "Spin-Off") to create a new publicly traded company, Babcock & Wilcox Enterprises, Inc. ("BWE").

- Returned approximately $104 million in capital to our stockholders in 2015 through dividend and share repurchase programs as part of our balanced capital allocation strategy;

- Received $94.8 million in cash following a favorable litigation outcome;

- Delivered strong margins in our Nuclear Operations segment and began execution of contract for missile tubes;

- Technical Services business expanded customer base with award of NASA facility and maintenance services contract; and

- Achieved substantial year-over-year operating income and backlog growth in our Nuclear Energy segment.

- Canadian subsidiary was awarded design and manufacturing contracts for a nuclear plant in Guangzi, China;

Driving Shareholder Value

The Spin-Off and other achievements resulted in significant value creation for our stockholders in 2015, with the combined market capitalization of BWXT and BWE increasing by $990 million between June 30, 2015 to December 31, 2015. The following graph depicts the cumulative stockholder return of BWXT for the calendar year 2015 relative to the S&P 500 Index and our custom compensation peer groups for 2015 and 2016 listed on page 47 of the CD&A.



The above chart assumes initial investment of $100 on December 31, 2014; measured by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment (including the Spin-Off distribution), and the difference between the applicable company's share price at the end and the beginning of the measurement period, by the share price at the beginning of the measurement period.

ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We hold an annual stockholder vote on executive compensation and are asking our stockholders to approve the same advisory resolution for 2015 compensation. In May 2015, we received the support of our stockholders with over 71% of the votes cast in favor of our executive compensation program. In June 2015, we completed the Spin-Off of BWE. Following the Spin-Off, we contacted stockholders holding approximately 65% of our shares (as of September 30, 2015) and engaged directly with holders of more than 45% of our shares on executive compensation, governance and other topics. We have incorporated feedback from these engagements into our 2016 executive compensation program as part of our program refinements to reflect our strategic transformation.

We encourage stockholders to read the Compensation Discussion and Analysis section of this proxy statement, which provides a more thorough review of our compensation philosophy and how that philosophy was implemented in 2015. We believe that our executive compensation is reasonable and provides appropriate incentives to our executives to achieve results that we expect to drive stockholder value without encouraging them to take excessive risks in their business decisions.

Executive Compensation Highlights

- 2015 plan design structured to drive execution of the transformational Spin-Off and company performance following the Spin-Off
- Bifurcated Annual Incentive Plan in 2015:
  - **Pre-Spin:** Pay out at target, conditioned on Spin-Off completion
  - **Post-Spin:** Based on financial, safety and individual performance
- Revised benchmarking data to reflect revenue size and industry of post Spin-Off company
- Conducted stockholder outreach following the Spin-Off
- Updated 2016 annual and long-term incentive plan designs:
  - Increased use of performance-based awards in long-term incentive mix
  - Increased weighting of financial performance in annual incentive plan design

RATIFICATION OF AUDITORS

Our Board of Directors has ratified the decision of the Audit and Finance Committee to appoint Deloitte & Touche LLP ("Deloitte") to serve as the independent registered public accounting firm to audit our financial statements for the year ending December 31, 2016. Below is summary information of Deloitte's fees for fiscal years 2015 and 2014 services.

Service	2015	2014
Audit	$2,003,370	$3,594,705
Audit-Related	$ 179,938	$2,766,997
Tax	$ 305,060	$ 428,206
All Other	$ 2,600	$ 0
Total	$2,490,968	$6,789,908

RE-APPROVAL OF OUR EXECUTIVE INCENTIVE COMPENSATION PLAN FOR 162(m) PURPOSES

We are asking our stockholders to re-approve the material terms for performance-based awards granted under our Executive Incentive Compensation Plan (the "EICP"). The EICP was previously amended and restated in 2011. In connection with the Spin-Off, on July 1, 2015 our Board approved the amendment and restatement of the EICP solely to reflect the change of our company name from The Babcock & Wilcox Company to BWX Technologies, Inc. We are not currently proposing any other modifications to the EICP. However, following the Spin-Off, stockholder re-approval is necessary for us to make awards under the EICP that will be tax-deductible under Section 162(m) of the Internal Revenue Code.

GENERAL INFORMATION

Our Board of Directors (our "Board") has made these materials available to you over the Internet or, upon your request, has mailed you a printed version of these materials in connection with our 2016 Annual Meeting of Stockholders, which will take place on April 29, 2016. We mailed the Notice of the Annual Meeting (or Proxy Statement if you requested a hard copy) to our stockholders on March 18, 2016, and our proxy materials were posted on the web site referenced in the Notice on that same date.

We have sent or provided access to the materials to you because our Board is soliciting your proxy to vote your shares at our annual meeting. We will bear all expenses incurred in connection with this proxy solicitation. We have engaged Alliance Advisors to assist in the solicitation for a fee that will not exceed $21,500. In addition, our officers and employees may solicit your proxy by telephone, by facsimile transmission or in person, and they will not be separately compensated for such services. We solicit proxies to give all stockholders an opportunity to vote on matters that will be presented at the annual meeting. In this proxy statement, you will find information on these matters, which is provided to assist you in voting your shares. If your shares are held through a broker or other nominee (i.e., in "street name") and you have requested printed versions of these materials, we have requested that your broker or nominee forward this proxy statement to you and obtain your voting instructions, for which we will reimburse them for reasonable out-of-pocket expenses. If your shares are held through the Thrift Plan for Employees of BWXT and Participating Subsidiary and Affiliated Companies (our "Thrift Plan") and you have requested printed versions of these materials, the trustee of that plan has sent you this proxy statement and you should instruct the trustee on how to vote your Thrift Plan shares.

VOTING INFORMATION

RECORD DATE AND WHO MAY VOTE

Our Board selected March 9, 2016 as the record date for determining stockholders entitled to vote at the annual meeting. This means that if you were a registered stockholder with our transfer agent and registrar, Computershare Trust Company, N.A., on the record date, you may vote your shares on the matters to be considered at the annual meeting. If your shares were held in street name on that date, you should refer to the instructions provided by your broker or nominee for further information. They are seeking your instructions on how you want your shares voted. Brokers holding shares in street name can vote those shares on routine matters if the beneficial owner has not provided voting instructions at least 10 days before a meeting. Under the rules of the New York Stock Exchange, the election of directors, the advisory vote on compensation of executive officers and the re-approval of our Executive Incentive Compensation Plan for 162(m) purposes are not considered routine matters. That means that brokers may not vote your shares in the election of directors, in the advisory vote on compensation or the re-approval if you have not given your broker specific instructions as to how to vote and your shares will not be represented in those matters. Please be sure to give specific voting instructions to your broker.

On the record date, 104,319,197 shares of our common stock were outstanding. Each outstanding share of common stock entitles its holder to one vote on each matter to be acted on at the meeting.

HOW TO VOTE

Most stockholders can vote by proxy in three ways:

- by Internet at www.proxyvote.com;
- by telephone; or
- by mail.

If you are a stockholder of record, you can vote your shares by voting by Internet, telephone, mailing in your proxy or in person at the annual meeting. You may give us your proxy by following the instructions included in the Notice or, if you received a printed version of these proxy materials, in the enclosed proxy card. If you want to vote by mail but have not received a printed version of these proxy materials, you may request a full packet of proxy materials through the instructions in the Notice. If you vote using either telephone or the Internet, you will save us mailing expense.

By giving us your proxy, you will be directing us how to vote your shares at the meeting. Even if you plan to attend the meeting, we urge you to vote now by giving us your proxy. This will ensure that your vote is represented at the meeting. If you do attend the meeting, you can change your vote at that time, if you then desire to do so.

If you are the beneficial owner of shares held in street name, the methods by which you can access the proxy materials and give the voting instructions to the broker or nominee may vary. Accordingly, beneficial owners should follow the instructions provided by their brokers or nominees to vote by Internet, telephone or mail. If you want to vote by mail but have not received a printed version of these proxy materials, you may request a full packet of proxy materials as instructed by the Notice. If you want to vote your shares in person at the Annual Meeting, you must obtain a valid proxy from your broker or nominee. You should contact your broker or nominee or refer to the instructions provided by your broker or nominee for further information. Additionally, the availability of Internet or telephone voting depends on the voting process used by the broker or nominee that holds your shares.

You may receive more than one Notice or proxy statement and proxy card or voting instruction form if your shares are held through more than one account (*e.g.*, through different brokers or nominees). Each proxy card or voting instruction form only covers those shares held in the applicable account. If you hold shares in more than one account, you will have to provide voting instructions as to all your accounts to vote all your shares.

HOW TO CHANGE YOUR VOTE OR REVOKE YOUR PROXY

For stockholders of record, you may change your vote or revoke your proxy by written notice to our Corporate Secretary at our corporate headquarters, 800 Main Street, 4th Floor, Lynchburg, Virginia 24504, granting a new later dated proxy, submitting a later dated vote by telephone or on the Internet, or by voting in person at the annual meeting. Unless you attend the meeting and vote your shares in person, you should change your vote using the same method (by Internet, telephone or mail) that you first used to vote your shares. This will help the inspector of election for the meeting verify your latest vote.

For beneficial owners of shares held in street name, you should follow the instructions in the information provided by your broker or nominee to change your vote or revoke your proxy. If you want to change your vote as to shares held in street name by voting in person at the annual meeting, you must obtain a valid proxy from the broker or nominee that holds those shares for you.

QUORUM

The annual meeting will be held only if a quorum exists. The presence at the meeting, in person or by proxy, of holders of a majority of our outstanding shares of common stock as of the record date will constitute a quorum. If you attend the meeting or vote your shares by Internet, telephone or mail, your shares will be counted toward a quorum, even if you abstain from voting on a particular matter. Shares held by brokers and other nominees as to which they have not received voting instructions from the beneficial owners and lack the discretionary authority to vote on a particular matter are called "broker non-votes" and will count for quorum purposes.

PROPOSALS TO BE VOTED ON

We are asking you to vote on the following:

- the election of John A. Fees, Richard W. Mies and Robb A. LeMasters to Class III of our Board;

- an advisory vote on the compensation of our named executive officers ("Named Executives");

- the ratification of our Audit and Finance Committee's appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2016; and

- Re-approval of our Executive Incentive Compensation Plan for Section 162(m) purposes.

VOTE REQUIRED

In the election of directors, you may vote "FOR" all director nominees or withhold your vote for any one or more of the director nominees. Under our bylaws, director nominees are elected by a plurality of the votes cast by the shares of our common stock entitled to vote in the election of directors. Abstentions and broker non-votes with respect to the election of directors do not count as votes cast. This means that the individuals nominated for election to the Board who receive the most "FOR" votes (among votes properly cast in person or by proxy) will be elected. However, our Board has adopted a majority voting policy, which provides that any nominee for director in an uncontested election who receives a greater number of votes "withheld" from his or her election than votes "FOR" such election (even if he or she is properly elected under our bylaws) must promptly tender a letter of resignation for consideration by our Board. The Board must then act to accept or reject this letter within 90 days following the certification of the stockholder vote at our annual meeting.

For the proposal on executive compensation, you may vote "FOR" or "AGAINST" or abstain from voting. This proposal requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the annual meeting and entitled to vote on the matter in order to be adopted. Abstentions are counted for purposes of determining a quorum and are considered present and entitled to vote on this proposal. As a result, abstentions have the effect of an "AGAINST" vote. Broker non-votes will not be considered as entitled to vote on this proposal, even though they are considered present for purposes of determining a quorum and may be entitled to vote on other matters. As a result, broker non-votes will not have any effect on this proposal.

For the proposal to ratify the appointment of Deloitte, you may vote "FOR" or "AGAINST" or abstain from voting. This proposal requires the affirmative vote of a majority of the shares cast on the matter. Abstentions will not be considered as cast and, as a result, will not have any effect on the proposal.

For the proposal to reapprove the material terms of performance-based awards under our Executive Incentive Compensation Plan for Section 162(m) purposes, you may vote "FOR" or "AGAINST" or abstain from voting. This proposal requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the annual meeting and entitled to vote on the matter in order to be adopted. Abstentions are counted for purposes of determining a quorum and are considered present and entitled to vote on this proposal. As a result, abstentions have the effect of an "AGAINST" vote. Broker non-votes will not be considered as entitled to vote on this proposal, even though they are considered present for purposes of determining a quorum and may be entitled to vote on other matters. As a result, broker non-votes will not have any effect on this proposal.

HOW VOTES ARE COUNTED

For stockholders of record, all shares represented by the proxies will be voted at the annual meeting in accordance with instructions given by the stockholders. Where a stockholder returns their proxy and no instructions are given with respect to a given matter, the shares will be voted: (1) "FOR" the election of the Board's nominees; (2) "FOR" the approval of the compensation of our Named Executives; (3) "FOR" the ratification of the appointment of Deloitte as our independent registered public accounting firm; (4) "FOR" re-approval of our Executive Incentive Compensation Plan for Section 162(m) purposes; and (5) in the discretion of the proxy holders upon such other business as may properly come before the Annual Meeting. If you are a stockholder of record and you do not return your proxy, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

For beneficial owners of shares held in street name, the brokers, banks, or nominees holding shares for beneficial owners must vote those shares as instructed. Absent instructions from you, brokers, banks and nominees may vote your shares only as they decide as to matters for which they have discretionary authority under the applicable New York Stock Exchange rules. A broker, bank or nominee does not have discretion to vote on the election of directors, approval of executive compensation or the re-approval of our Executive Incentive Compensation Plan for Section 162(m) purposes. If you do not instruct your broker, bank or nominee how to vote on those matters, no votes will be cast on your behalf on the election of directors, the advisory vote on executive compensation or the re-approval of our Executive Incentive Compensation Plan for Section 162(m) purposes. Your broker will be entitled to vote your shares in its discretion, absent instructions from you, on the ratification of the appointment of Deloitte as our independent registered public accounting firm. Any shares of our common stock held in the Thrift Plan that are not voted or for which Vanguard does not receive timely voting instructions, will be voted in the same proportion as the shares for which Vanguard receives timely voting instructions from other participants in the Thrift Plan.

We are not aware of any other matters that may be presented or acted on at the meeting. If you vote by signing and returning the enclosed proxy card or using the Internet or telephone voting procedures, the individuals named as proxies on the card may vote your shares, in their discretion, on any other matter requiring a stockholder vote that comes before the meeting.

CONFIDENTIAL VOTING

All voted proxies and ballots will be handled to protect your voting privacy as a stockholder. Your vote will not be disclosed except:

- to meet any legal requirements;
- in limited circumstances such as a proxy contest in opposition to our Board;
- to permit independent inspectors of election to tabulate and certify your vote; or
- to adequately respond to your written comments on your proxy card.

PROPOSAL 1: ELECTION OF DIRECTORS

Our board of directors is currently comprised of the eight members identified in the table below. Our Certificate of Incorporation provides for the classification of our Board into three classes, with the term of one class expiring each year. Our Board has adopted a policy that no director may serve on the Board for more than 10 years. See "*Corporate Governance — Governance Committee — Director Nomination Process*" for more information on this policy.

Name	Class	Year Term Expires
John A. Fees	Class III	2016
Richard W. Mies	Class III	2016
Robb A. LeMasters	Class III	2016
Robert L. Nardelli	Class I	2017
Charles W. Pryor, Jr.	Class I	2017
P. Sandy Baker	Class I	2017
Jan A. Bertsch	Class II	2018
Robert W. Goldman	Class II	2018

The term of office of our Class III directors will expire at this year's annual meeting. The current Class III directors are John A. Fees, Richard W. Mies and Robb A. LeMasters. Mr. Fees and Admiral Mies were elected to our Board on July 2, 2010 in connection with our spin-off from McDermott International, Inc. ("McDermott"). Mr. LeMasters was appointed to our Board on July 1, 2015 in connection with our Spin-Off of BWE, and is the only director nominee standing for election for the first time at the Annual Meeting. Mr. LeMasters was identified as a potential nominee by one of our shareholders, Blue Harbour Group, L.P., with whom he serves as a Managing Director. Accordingly, on the nomination of our Board following the recommendation of the Governance Committee, Mr. Fees, Admiral Mies and Mr. LeMasters will each stand for election as a Class III director for a term of three years. Each nominee has consented to serve as a director if elected.

Unless otherwise directed, the persons named as proxies on the enclosed proxy card intend to vote "FOR" the election of the nominees. If any nominee should become unavailable for election, the shares will be voted for such substitute nominee as may be proposed by our Board. However, we are not aware of any circumstances that would prevent any of the nominees from serving.

The table below highlights the qualifications and experience of each member of our Board that contributed to the Board's determination that each individual is uniquely qualified to serve on the Board. While a checkmark indicates competency or experience, this high-level summary is not intended to be an exhaustive list of each nominee's skills or contributions.

Competency / Experience	Baker	Bertsch	Fees	Goldman	LeMasters	Mies	Nardelli	Pryor
Executive / Operating	✓	✓	✓	✓	✓	✓	✓	✓
Government, Nuclear or Manufacturing Industry	✓	✓	✓	✓		✓	✓	✓
Financial / Strategic / M&A	✓	✓	✓	✓	✓	✓	✓	✓
Technology / Scientific	✓	✓	✓	✓		✓	✓	✓
Risk / Crisis Management	✓	✓	✓	✓		✓	✓	✓
Safety and Environmental	✓		✓	✓		✓	✓	✓
Security and Information Technology	✓	✓	✓	✓		✓	✓	✓
Governance / Business Conduct	✓	✓	✓	✓	✓	✓	✓	✓
International	✓	✓	✓	✓	✓		✓	✓
Other Current Public Company Boards	0	0	1	2	0	1	0	1

Set forth below and on the following pages is certain information (ages are as of April 29, 2016) with respect to each nominee for election as a director and each director of our Company who will continue to serve as a director after this year's annual meeting, including the specific experience, qualifications and skills considered by the Governance Committee and/ or the Board in assessing the appropriateness of the person to serve as a director.

2016 NOMINEES



JOHN A. FEES
Age 58
Executive Chairman

Director since 2010

Committees:
N/A

QUALIFICATIONS, ATTRIBUTES AND SKILLS

Mr. Fees has critical expertise in government businesses, management of international businesses, development of technology, and nuclear technology. He served as the Chief Executive Officer and director of our former parent company and maintains key relationships important to our business. He has led initiatives to acquire key assets for the company, divest under-performing businesses, and create significant shareholder value in the BWXT operating businesses. All of these attributes make him well qualified to serve as Executive Chairman of the Board of BWXT.

Professional Highlights:

- Mr. Fees is the Executive Chairman of our Board of Directors and has served in that capacity since the June 2015 Spin-Off. Previously, he served as our non-Executive Chairman since July 2010.
- From October 2008 to July 2010, he was Chief Executive Officer and a director of our former parent company, McDermott, where he led the company and McDermott's board through the separation of the company into two publicly traded companies by the spin-off of BWXT to McDermott's shareholders.
- Prior to becoming McDermott's Chief Executive Officer in 2008, Mr. Fees led a distinguished career at BWXT for over 31 years. During his time with BWXT, Mr. Fees held numerous management and executive positions within BWXT when it was a McDermott subsidiary.
- Mr. Fees serves on the board of directors of Brookfield Infrastructure Partners.



RICHARD W. MIES
Age 71

Director since 2010

Committees:
Compensation
Governance

QUALIFICATIONS, ATTRIBUTES AND SKILLS

Admiral Mies' distinguished leadership as the senior operational commander of the U.S. Submarine Force and Commander in Chief of U.S. Strategic Command, his extensive business experience at a company providing scientific and engineering applications for national security, energy, and environment, as well as his service on advisory boards to the Department of Defense and Department of Energy provide an extensive and unique understanding of the U.S. government, our single largest customer.

Professional Highlights:

- Admiral Mies completed a distinguished 35-year career in the U.S. Navy in 2002. A nuclear submariner, he commanded U.S. Strategic Command for four years prior to his retirement.
- He subsequently served as a Senior Vice President and Deputy Group President of Science Applications International Corporation (SAIC) from 2002 until 2007 and also served as the President and Chief Executive Officer of Hicks and Associates, a wholly owned subsidiary of SAIC.
- Since 2007, he has served as the CEO and President of The Mies Group, Ltd. a consulting firm that provides strategic planning and risk assessment advice and assistance to clients on international security, energy, defense, and maritime issues. He served as the Chairman of the Department of Defense Threat Reduction Advisory Committee from 2004 to 2010.
- He presently serves as the Chairman of the Strategic Advisory Group for U.S. Strategic Command, Chairman of the Board of the Naval Submarine League and as a member of the Secretary of Energy Advisory Board.
- He is a member of the Committee on International Security and Arms Control of the National Academy of Sciences, the Boards of Governors of Los Alamos National Laboratory (LANL) and Lawrence Livermore National Laboratory (LLNL), and the U.S. Naval Academy Foundation.
- He has also been a member of the board of directors of Exelon Corporation since 2009 and served as a director of McDermott from August 2008 to July 2010.



ROBB A. LEMASTERS
Age 38

Director since 2015

Committees:
Audit and Finance

QUALIFICATIONS, ATTRIBUTES AND SKILLS

Mr. LeMasters' extensive experience in capital markets, financial analysis and mergers and acquisitions allows him to provide valuable resources and perspectives to our Board.

Professional Highlights:

- Mr. LeMasters is a Managing Director at Blue Harbour, L.P., a multi-billion dollar investment firm, a position he has held since 2011.
- Prior to joining Blue Harbour Group, he was a Founding Partner of Theleme Partners from 2009 to September 2011.
- Mr. LeMasters has also served as a Partner at The Children's Investment Fund (TCI) from 2008 to 2009 and a Vice President in the Relative Value/Event-Driven Group at Highbridge Capital Management from 2005 to 2008.

- Mr. LeMasters began his career as an analyst at Morgan Stanley & Co. in the Mergers and Acquisitions Group and subsequently joined Forstmann Little & Co. as an analyst.
- Mr. LeMasters earned his B.S. from the University of Pennsylvania in 1999 and his M.B.A. from the Harvard Business School in 2005.

> Our Board recommends that stockholders vote "FOR" the nominees named above.

OTHER CURRENT DIRECTORS



P. SANDY BAKER
Age 68

Director since 2015

Committees:
N/A

QUALIFICATIONS, ATTRIBUTES AND SKILLS

Through his extensive tenure with our company, Mr. Baker has cultivated an unparalleled knowledge of our high-consequence manufacturing operations and trusted relationships with our government customer. His depth of operational knowledge and leadership history with our largest business segment make him an integral member of our Board of Directors.

Professional Highlights:

- Mr. Baker has served as our Chief Executive Officer and President since the completion of the Spin-Off in June 2015.
- Previously, he served in a variety of roles with our Company in a career spanning over 45 years, most recently as President of Babcock & Wilcox Government and Nuclear Operations, Inc., our principal operating subsidiary providing precision nuclear components, equipment and fuels for government and commercial uses, since June 2014, and President of BWXT Nuclear Operations Group, Inc. ("BWXT NOG") since April 2011.
- His previous positions with BWXT NOG include Vice President of Programs, Contracts and

Central Planning (August 2009 to April 2011); Manager, Programs (August 2006 to August 2009) and Manager, Project Management of the Nuclear Operations Division (January 2005 to August 2006.)

- Mr. Baker also directed the activities of BWXT NOG's research and test reactor business. His earlier positions include Project Manager of the Advanced Carrier Program at BWXT NOG, President and General Manager of BWXT of Ohio, Inc., Managing Director of our former subsidiary, Babcock & Wilcox Egypt SAE, and General Manager of Engineering Research, Inc., one of our former Department of Defense businesses.



ROBERT L. NARDELLI
Age 67

Director since 2014

Committees:
Audit and Finance
Compensation

QUALIFICATIONS, ATTRIBUTES AND SKILLS

Mr. Nardelli has over 40 years of global operating and financial experience, including with large publicly traded manufacturing companies. This experience combined with his past service on the board of directors of several other publicly traded companies provides a meaningful perspective to our Board.

Professional Highlights:

- Mr. Nardelli is the Founder and CEO of XLR-8, LLC, an investment and consulting company, which he formed in 2012.
- He is also a Senior Advisor at Emigrant Savings Bank since August 2015, and formerly served as Senior Advisor to the founder of Cerberus Capital Management, L.P. ("Cerberus"), a private equity firm, and held several senior positions with Cerberus and Cerberus Operations and Advisory Company, LLC from 2007 to August 2015.

- Mr. Nardelli served as Chairman and CEO of Chrysler LLC from 2007 until 2009 and served as Chairman, President and CEO of The Home Depot, Inc. from 2000 to 2007.
- Previously, Mr. Nardelli held several senior executive positions with General Electric Company.
- Mr. Nardelli has served on the boards of directors of The Home Depot (2000-2007), The Coca-Cola Company (2002-2005), Chrysler LLC (2007-2009) and Pep Boys – Manny, Moe and Jack (March 2015 – February 2016).



CHARLES W. PRYOR, JR.
Age 71

Director since 2015

Committees:
Compensation — *Chair*
Governance

QUALIFICATIONS, ATTRIBUTES AND SKILLS

Mr. Pryor is an engineer with extensive leadership experience with nuclear manufacturing, public utilities and international operations. Through his former service as Chairman and CEO of Westinghouse Electric Company, as well as on the board of directors of Urenco USA, DTE Energy and Progress Energy, Inc., among other leadership roles, he is able to bring valuable industry perspectives to our Board.

Professional Highlights:

- Mr. Pryor is the former Chairman of Urenco USA, a division of Urenco Ltd. based in Stoke, England, where he served on the board of directors from January 2003 until December 2014.
- He is a member of the Board of Directors of DTE Energy Company and a former director of Progress Energy, Inc.
- Mr. Pryor is the former Chairman and CEO of Westinghouse Electric Company. While at Westinghouse, he led the company's growth to over $2 billion in annual revenue with employment of over 10,000 people.

- Previously, he spent 25 years with BWXT, including serving as a President of the Company's Nuclear Power division and CEO of B&W Nuclear Technologies until retiring and starting his own management consulting business.
- In 1993, Mr. Pryor was named the State of Virginia's "Outstanding Industrialist." Additionally, French President Francois Mitterand presented Pryor with the very distinguished Chevalier de 'Ordre Nationale de Merit for developing business relationships between the United States and France.



JAN A. BERTSCH
Age 59

Director since 2013

Committees:
Audit and Finance — *Chair*
Governance

QUALIFICATIONS, ATTRIBUTES AND SKILLS

Ms. Bertsch has held numerous advisory roles in the academic, technological, and major manufacturing industries. With more than 35 years of experience, Ms. Bertsch brings extensive corporate finance, strategic planning, restructuring and international experience to our Board. The depth and breadth of her professional career in the life science, automotive and manufacturing industries, with a keen focus on operational enhancements, cost reduction strategies and revenue generation for Fortune 500 and Fortune 1000 companies, make her a valuable addition to the Board.

Professional Highlights:

- Ms. Bertsch has served as Chief Financial Officer of Owens-Illinois, Inc., a Fortune 500 manufacturer of glass and packaging products, since November 2015.
- Previously, Ms. Bertsch served as the Executive Vice President and Chief Financial Officer of Sigma-Aldrich Corporation, a leading life science and high technology company, from March 2012 to October 2015.
- Before joining Sigma-Aldrich, Ms. Bertsch served as Vice President, Controller and Principal Accounting Officer of Borg Warner, Inc., from August 2011 to February 2012 and as Vice President and Treasurer from December 2009 to July 2011.
- Prior to that, Ms. Bertsch spent several years as Senior Vice President, Treasurer and Chief Information Officer for Chrysler Group, LLC, and Chrysler LLC, where she worked proactively with a number of constituents to determine a solution to Chrysler's long-term viability.



ROBERT W. GOLDMAN
Age 73

Director since 2015

Committees:
Governance — *Chair*
Lead Independent Director

QUALIFICATIONS, ATTRIBUTES AND SKILLS

Mr. Goldman has an extensive background in corporate finance and accounting for public companies, as well as governance and operations. While serving as Chief Financial Officer of Conoco, Inc., Mr. Goldman played vital roles in the initial public offering and split-off of Conoco, Inc. from DuPont and the subsequent merger of Conoco and Phillips Petroleum. As a member of our Board, he offers valuable public company board experience and significant knowledge specific to the energy industry. Mr. Goldman's service on the boards other public and non-public companies also provides substantial benefit as he chairs the Board's Governance Committee and serves as our Lead Independent Director.

Professional Highlights:

- Mr. Goldman is a financial consultant. He is currently a member of the boards of directors of Tesoro Corporation (since 2004), Tesoro Logistics LP (since 2015) and FGR Development, a Mexico City private equity company. He is a member of Financial Executives International and the advisory board of the Energy Policy Institute of the University of Chicago.
- Previously, he served as an elected Vice President, Finance of the World Petroleum Council from 2002 to 2008.
- Mr. Goldman chaired the accounting committee of the American Petroleum Institute and was a member of the boards of directors of the following companies: McDermott International (2005 to 2010), El Paso Corporation (2003 to 2012), The Babcock & Wilcox Company (2010 to 2014) and Parker Drilling Company (2005 to 2015).

- Mr. Goldman was employed at Conoco Inc., an international, integrated energy company and predecessor to ConocoPhillips, from 1988 until 2002, holding a range of financial and IT roles, including Senior Vice President and Chief Financial Officer, and serving as a member of the executive committee.
- Prior to joining Conoco, Mr. Goldman was employed at DuPont. Positions there included a range of finance and operational roles across the company's many domestic and international businesses.
- Mr. Goldman holds a master's degree in finance from the University of Chicago's Booth Graduate School of Business and a bachelor's degree in economics from Kenyon College.

CORPORATE GOVERNANCE

We maintain a corporate governance section on our web site, which contains copies of our principal governance documents. The corporate governance section may be found at *www.bwxt.com* at "Investors — Corporate Governance — Highlights." The corporate governance section includes the following documents:

- Amended and Restated Bylaws
- Corporate Governance Principles
- Code of Business Conduct
- Code of Ethics for Chief Executive Officer and Senior Financial Officers
- Board of Directors Conflict of Interest Policies and Procedures
- Audit and Finance Committee Charter
- Compensation Committee Charter
- Governance Committee Charter

DIRECTOR INDEPENDENCE

The Board has established categorical standards, which conform to the independence requirements in the New York Stock Exchange ("NYSE") listing standards to assist it in determining director independence. These standards are contained in the Corporate Governance Principles found on our Web site at *www.bwxt.com* under "Investor Relations — Corporate Governance — Highlights."

Based on these independence standards, our Board has determined that the following directors are independent and meet our categorical standards:

Jan A. Bertsch	Richard W. Mies
Robert W. Goldman	Charles W. Pryor, Jr.
Robb A. LeMasters	Robert L. Nardelli

In determining the independence of the directors, our Board considered ordinary course transactions between us and other entities with which the directors are associated. Those transactions are described below, although none were determined to constitute a material relationship with us. Although Mr. Pryor has no current relationship with BWXT except as a director and stockholder, he is a former member of the board of directors of Progress Energy, Inc., which has merged with Duke Energy Corp., with which we have transacted business in the ordinary course during the last three years. Mr. Nardelli is a former chairman and chief executive of an entity with which we transacted business in the ordinary course during the past three years. Admiral Mies serves as a director of an entity with which we transact business in the ordinary course. Admiral Mies also serves on the board for two limited liability companies in which we own minority interests, but which we do not control or have the right to appoint board members. Our Board also considered unsolicited contributions by us to charitable organizations with which the directors were associated. Admiral Mies serves as a director of a charitable organization to which we made contributions between 2013 and 2015 in the usual course of our annual giving programs.

BOARD FUNCTION, LEADERSHIP STRUCTURE AND EXECUTIVE SESSIONS

The mission of our Board is to promote the best interests of the Company's stockholders through oversight of the management of the Company's business and affairs.

The independent directors of our Board have appointed a Lead Independent Director, who has the following responsibilities:

- presides over all Board meetings at which the Chairman is not present and all executive sessions attended only by independent directors;

- serves as liaison between the independent directors, on the one hand, and the Chief Executive Officer and the Executive Chairman, on the other;

- reviews and approves the Board meeting agendas and meeting schedules to assure that there is sufficient time for discussion of all agenda items;

- advises the Executive Chairman regarding the quality, quantity and timeliness of information sent by management to the directors;

- has the authority to call meetings of the independent directors; and

- if requested by major stockholders, ensures that he is available for consultation and direct communication.

Our independent directors meet in executive session without management on a regular basis.

Our Board does not have a policy requiring that the positions of Chairman and Chief Executive Officer be separate or be occupied by the same individual. Our Board believes that this is properly addressed as part of the succession planning process and that it is in the best interests of the Company for the Board to make a determination on these matters when it elects a new Chief Executive Officer or appoints a new Chairman of the Board or at other times. Currently, the roles are separate, with Mr. Fees serving as our Executive Chairman and Mr. Baker as our Chief Executive Officer. Our Board believes that this leadership structure is appropriate for us at this time because it allows Mr. Fees and Mr. Baker to share responsibility for setting our strategic direction, Mr. Fees to focus on communicating with our stockholders and other stakeholders, while also allowing Mr. Baker to manage our day-to-day operations. This leadership structure also allows Mr. Fees, who has over 30 years of experience with our company and prior public company board service with McDermott, to set the Board's agenda, in coordination with our Lead Independent Director, and lead the Board in its oversight of management.

THE ROLE OF THE BOARD IN SUCCESSION PLANNING

The Board believes effective succession planning, particularly for the Chief Executive Officer, is important to the continued success of the Company. As a result, the Board periodically reviews and discusses succession planning during executive sessions of Board meetings. The Governance Committee assists the Board in the area of succession planning by reviewing and assessing the management succession planning process and reporting to the Board with respect to succession planning for the Chief Executive Officer and our other executive officers. From time to time, the Board also retains an executive search firm as part of its normal succession planning function.

THE ROLE OF THE BOARD IN RISK OVERSIGHT

As part of its oversight function, the Board monitors various risks that we face. We maintain an enterprise risk management program administered by our Risk Management group. The program facilitates the process of reviewing key external, strategic, operational and financial risks as well as monitoring the effectiveness of risk mitigation. Information on the enterprise risk management program is presented to senior management and the Board. The Audit and Finance Committee further assists the Board in fulfilling its oversight responsibility in the areas of financial reporting and by meeting periodically with management to review financial risk exposures and discuss BWXT's policies and guidelines concerning risk assessment and risk management. The Compensation Committee also assists the Board with this function by assessing risks associated with our compensation programs in consultation with management and its outside compensation consultant.

STOCKHOLDER ENGAGEMENT ON GOVERNANCE MATTERS

Our management team, together with our Lead Independent Director, conducted a stockholder engagement program following our Spin-Off in 2015 and met directly with our stockholders holding approximately 45% of our outstanding shares to discuss, among other topics, corporate governance matters such as Board composition and refreshment.

COMMUNICATION WITH THE BOARD

Stockholders or other interested persons may send written communications to the independent members of our Board, addressed to Board of Directors (independent members), c/o BWX Technologies, Inc., Corporate Secretary's Office, 800 Main Street, 4th Floor, Lynchburg, Virginia 24504. All such communications shall be forwarded to the independent directors for their review, except for communications that (1) are unrelated to the Company's business, (2) contain improper commercial solicitations, (3) contain material that is not appropriate for review by the Board based upon the Company's Bylaws and the established practice and procedure of the Board, or (4) contain other improper or immaterial information. Information regarding this process is posted on our Web site at *www.bwxt.com* under "Investors — Corporate Governance — Highlights."

BOARD OF DIRECTORS AND ITS COMMITTEES

Our Board met eight times during 2015. All directors attended 85% or more of the meetings of the Board and of the committees on which they served during the time they served on the Board in 2015. In addition, as reflected in our Corporate Governance Principles, we have adopted a policy that each member of our Board must make reasonable efforts to attend our annual meeting. All of our current directors who were directors at the time of our 2015 annual meeting attended the 2015 Annual Meeting.

Our Board currently has, and appoints the members of, standing Audit and Finance, Compensation, and Governance Committees. Prior to the Spin-Off, our Board also had a Safety & Security Committee, which was discontinued at the Spin-Off. Each of the standing committees has a written charter approved by the Board. The current charter for each standing Board committee is posted on our Web site at *www.bwxt.com* under "Investors — Corporate Governance — Highlights."

The current members of the committees are identified below. NYSE listing standards require that all members of our Audit and Finance, Compensation and Governance Committees be independent. Our Board has affirmatively determined that each member of such committees is independent in accordance with the NYSE listing standards.

Audit and Finance Committee

Our Audit and Finance Committee's role is financial and risk oversight. Our management is responsible for preparing financial statements, and our independent registered public accounting firm is responsible for auditing those financial statements. The Audit and Finance Committee is not providing any expert or special assurance as to our financial statements or any professional certification as to the independent registered public accounting firm's work.

The Audit and Finance Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The committee, among other things, also reviews and discusses our audited financial statements with management and the independent registered public accounting firm. The committee provides oversight of (1) our compliance with legal and regulatory financial requirements; (2) our guidelines, policies and processes to assess and manage the company's exposure to risks in general, including financial risks; and (3) our financial strategies and structure. In addition, since 2013 the Audit and Finance Committee has assumed general oversight of BWXT's ethics and compliance program.

The Audit and Finance Committee also reviews and oversees financial policies and financial strategies, mergers, acquisitions, financings, liabilities, investment performance of our pension plans and the capital structures of BWXT and its subsidiaries. Generally, the Audit and Finance Committee has responsibility over many activities involving up to $25 million. For such activities involving amounts over $25 million, the Audit and Finance Committee will review the activity and make a recommendation to the Board.

Our Board has determined that Ms. Bertsch and Messrs. LeMasters and Nardelli each qualify as an "audit committee financial expert" within the definition established by the Securities and Exchange Commission ("SEC"). For more information on the backgrounds of these directors, see their biographical information under "Proposal 1 — Election of Directors" above.

MEETINGS IN 2015: 6

COMMITTEE MEMBERS:
Ms. Bertsch
Mr. LeMasters
Mr. Nardelli

COMMITTEE CHAIR:
Ms. Bertsch

INDEPENDENT MEMBERS: 3

Compensation Committee

The Compensation Committee has overall responsibility for our executive and non-employee director compensation plans, policies and programs. The Compensation Committee also oversees the annual evaluation of our Executive Chairman and Chief Executive Officer in conjunction with the Governance Committee.

The Compensation Committee regularly reviews the design of our significant compensation programs with the assistance of its compensation consultant. We believe our compensation programs work to retain and to motivate our employees at appropriate levels of business risk, which risks are generally mitigated through some of the following features:

- *Reasonable and Balanced Compensation Programs* — Using the elements of total direct compensation, the Compensation Committee seeks to provide compensation opportunities for employees targeted at or near the median compensation of comparable positions in our market. As a result, we believe the total direct compensation of employees provides reasonable compensation opportunities with an appropriate mix of cash and equity, annual and longer-term incentives, and performance metrics.

- *Emphasis on Long-Term Incentive Over Annual Incentive Compensation* — Long-term incentive compensation, to the extent awarded, typically makes up a larger percentage of an employee's target total direct compensation than annual incentive compensation. Incentive compensation helps drive performance and align the interests of employees with those of stockholders. By tying a significant portion of total direct compensation to long-term incentives, typically over a three-year period, we promote longer-term perspectives regarding company performance.

- *Long-Term Incentive Compensation Subject to Forfeiture for Bad Acts* — The Compensation Committee may terminate any outstanding stock award if the recipient (1) is convicted of a misdemeanor involving fraud, dishonesty or moral turpitude or a felony, or (2) engages in conduct that adversely affects or may reasonably be expected to adversely affect the business reputation or economic interests of the Company.

- *Most Annual and Long-Term Incentive Compensation Subject to Clawbacks* — Since 2011, incentive compensation awards include provisions allowing us to recover excess amounts paid to individuals who knowingly engaged in a fraud resulting in a restatement.

- *Linear and Capped Incentive Compensation Payouts* — The Compensation Committee establishes financial performance goals that are used to plot a linear payout formula for annual and long-term incentive compensation to avoid an over-emphasis on short-term decision making. The maximum payout for both the annual and long-term incentive compensation is capped at 200% percent of target.

- *Use of Multiple and Appropriate Performance Measures* — We use multiple performance measures to avoid having compensation opportunities overly weighted toward the performance result of a single measure. In general, our incentive programs are based on a mix of financial, safety and individual performance.

MEETINGS IN 2015: 6

COMMITTEE MEMBERS:
Mr. Pryor
Adm. Mies
Mr. Nardelli

COMMITTEE CHAIR:
Mr. Pryor

INDEPENDENT MEMBERS: 3

Compensation Committee *(continued)*

- *Stock Ownership Guidelines* — Our executive officers and directors are subject to stock ownership guidelines, which help to promote longer-term perspectives and align the interests of our executive officers and directors with those of our stockholders.

The Compensation Committee administers our Executive Incentive Compensation Plan (the "EICP"), under which it awards annual cash-based incentive compensation to our officers based on the attainment of annual performance goals. Our Compensation Committee approves, among other things, the target EICP compensation, as well as the financial and safety goals for each officer. The committee also approves individual goals for EICP compensation for our Chief Executive Officer and Executive Chairman. Our Executive Chairman and Chief Executive Officer establish EICP individual goals for the Presidents of principal operating groups and other executive officers. The Compensation Committee also administers our 2010 Long-Term Incentive Plan (as amended, the "2010 LTIP"), and may delegate some of its duties (other than awards to directors under the 2010 LTIP) to our Chief Executive Officer or other senior officers.

The Compensation Committee has the authority to retain, terminate, compensate and oversee any compensation consultant or other advisors to assist the committee in the discharge of its responsibilities. Since November 2010, the Compensation Committee has engaged Hay Group, Inc. ("Hay Group") as its outside compensation consultant. For 2015, Hay Group assisted the Compensation Committee with:

- advice and analysis on the design, structure and level of executive and director compensation;

- review of market survey and proxy compensation data for benchmarking;

- advisory support for the Spin-Off and related compensation matters;

- advice on external market factors and evolving compensation trends; and

- assistance with regulatory compliance and changes regarding compensation matters.

Hay Group attends the Compensation Committee meetings, including executive sessions. Although Hay Group works with our management on various matters for which the Compensation Committee is responsible, our management does not direct or oversee the retention or activities of Hay Group.

In December 2015, Hay Group was acquired by Korn Ferry, an organizational advisory and executive search firm. Prior to the public announcement of Korn Ferry's pending acquisition of Hay Group, our Compensation Committee had engaged Korn Ferry for services in addition to the executive and director compensation services provided by Hay Group. The aggregate amounts paid to Korn Ferry for rendering these additional services in 2015 was $495,691 and the amount paid to Hay Group as the Compensation Committee's compensation consultant in 2015 was $96,963.

Following a review of the independence of Hay Group, the Compensation Committee concluded that no conflict of interest exists with respect to the work of Hay Group. The Compensation Committee re-engaged Hay Group as its outside consultant for executive and director compensation matters for 2015. See the "Compensation Discussion and Analysis" and "Compensation of Executive Officers" sections of this proxy statement for information about our 2015 executive officer compensation, including a discussion of the role of the compensation consultant.

Compensation Committee *(continued)*

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Except as noted below, no director who served as a member of the Compensation Committee during the year ended December 31, 2015 (prior to the Spin-Off, Messrs. Christopher, Hanks and Weyers and Ms. Bertsch; following the Spin-Off, Messrs. Pryor and Nardelli and Admiral Mies) (1) was during such year, or had previously been, an officer or employee of BWXT or any of our subsidiaries, except for Mr. Pryor, who retired from our company in 1995, or (2) had any material interest in a transaction of BWXT or a business relationship with, or any indebtedness to, BWXT. None of our executive officers have served as members of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our Board.

Governance Committee

This committee, in addition to other matters, has overall responsibility to (1) establish and assess director qualifications; (2) recommend nominees for election to our Board; and (3) oversee the annual evaluation of our Board and management, including the Executive Chairman and Chief Executive Officer, in conjunction with our Compensation Committee. This committee will consider individuals recommended by stockholders for nomination as directors in accordance with the procedures described under "Stockholders' Proposals." This committee also assists our Board with management succession planning and director and officer insurance coverage.

DIRECTOR NOMINATION PROCESS

Our Governance Committee is responsible for assessing the qualifications, skills and characteristics of candidates for election to the Board. In making this assessment, the Governance Committee generally considers a number of factors, including each candidate's:

- professional and personal experiences and expertise in relation to (1) our businesses and industries and (2) the experiences and expertise of other Board members;

- integrity and ethics in his/her personal and professional life;

- professional accomplishments in his/her field;

- personal, financial or professional interests in any competitor, customer or supplier of ours;

- preparedness to participate fully in Board activities, including active membership on at least one Board committee and attendance at, and active participation in, meetings of the Board and the committee(s) of which he or she is a member, and any other personal or professional commitments that would, in the Governance Committee's sole judgment, interfere with or limit his or her ability to do so;

- willingness to apply for and ability to obtain and retain an appropriate Department of Defense or Department of Energy security clearance; and

- ability to contribute positively to the Board and any of its committees.

MEETINGS IN 2015: 6

COMMITTEE MEMBERS:
Ms. Bertsch
Mr. Goldman
Adm. Mies
Mr. Pryor

COMMITTEE CHAIR:
Mr. Goldman

INDEPENDENT MEMBERS: 4

Governance Committee *(continued)*

The Board recognizes the benefits of a diversified board and believes that any search for potential director candidates should consider diversity as to gender, ethnic background, education, viewpoint and personal and professional experiences.

In 2015, our Board approved amendments to our Bylaws in connection with the Spin-Off to provide that (1) a person shall not be nominated for election or reelection to our Board if such person will have served as a director for 10 years prior to the date of election or re-election (as measured from the date of the Bylaw amendment, July 1, 2015) and (2) any director who attains 10 years of service during his or her term shall be deemed to have resigned and retired at the first Annual Meeting following his or her attainment of 10 years of service as a director.

The Governance Committee solicits ideas for possible candidates from a number of sources — including members of the Board, our Chief Executive Officer and other senior level executive officers, individuals personally known to the members of the Board and independent director candidate search firms.

In addition, any stockholder may nominate one or more persons for election as one of our directors at an annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in our Bylaws. See "Stockholders' Proposals" in this proxy statement and our Bylaws, which may be found on our Web site at *www.bwxt.com* at "Investors — Corporate Governance — Highlights."

The Governance Committee will evaluate properly identified candidates, including nominees recommended by stockholders. The Governance Committee also takes into account the contributions of incumbent directors as Board members and the benefits to us arising from the experience of incumbent directors on the Board. Although the Governance Committee will consider candidates identified by stockholders, the Governance Committee has sole discretion whether to recommend those candidates to the Board.

COMPENSATION OF DIRECTORS

The table below summarizes the compensation earned by or paid to our non-employee directors only for services as a member of our Board for the year ending December 31, 2015. Effective as of June 30, 2015 in connection with the Spin-Off, Messrs. Christopher, Ferland, Ferraioli, Hanks and Weyers resigned from our Board. Additionally, effective as of July 1, 2015 in connection with the Spin-Off, Messrs. Baker, Goldman, LeMasters and Pryor were appointed to our Board. Directors who are also our employees do not receive any compensation for their service as directors. For information regarding the compensation of our employee directors, see "Compensation of Executive Officers" on the following pages.

DIRECTOR COMPENSATION TABLE

Name of Non-Employee Director	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total
Jan A. Bertsch[4]	$105,000	$119,978	$1,994	$226,972
Robert W. Goldman[4]	$ 65,000	$119,976	$ 245	$185,221
Robb A. LeMasters	$ 45,000	$119,976	$ 590	$165,566
Richard W. Mies[5]	$ 97,500	$119,978	$5,972	$223,450
Robert L. Nardelli	$ 90,000	$119,978	$1,994	$211,972
Charles W. Pryor, Jr.[4]	$ 52,500	$119,976	—	$172,476
Thomas A. Christopher	$ 45,000	$119,978	$4,732	$169,710
Brian K. Ferraioli[5]	$ 55,000	$119,978	$2,419	$177,397
Stephen G. Hanks[5]	$ 65,000	$119,978	—	$184,978
Larry L. Weyers[5]	$ 52,500	$119,978	—	$172,478

(1) See "Fees Earned or Paid in Cash" below for a discussion of the amounts reported in this column.

(2) See "Stock Awards" below for a discussion of the amounts reported in this column.

(3) See "All Other Compensation" below for a discussion of the amounts reported in this column.

(4) In connection with the Company's Spin-Off effective July 1, 2015, Ms. Bertsch was appointed chair of the Audit and Finance Committee, Mr. Goldman was appointed Lead Independent Director and chair of the Governance Committee and Mr. Pryor was appointed chair of the Compensation Committee.

(5) Prior to the Spin-Off, Mr. Ferraioli was chair of the Audit and Finance Committee, Mr. Hanks was the Lead Independent Director and chair of the Governance Committee, Admiral Mies was chair of the Safety and Security Committee and Mr. Weyers was chair of the Compensation Committee.

During 2015, non-employee director compensation generally consisted of cash and equity. The compensation of our non-employee directors under our current non-employee director compensation program is described in more detail below.

Fees Earned or Paid in Cash. Under our current director compensation program, non-employee directors are eligible to receive an annual retainer of $90,000, paid in quarterly installments and pro-rated for partial terms.

The chairs of Board committees and the Lead Independent Director receive additional annual retainers, paid in quarterly installments as follows (pro-rated for partial terms):

The chair of the Audit and Finance Committee: $20,000;

The chair of each of the Compensation and Governance Committees: $15,000; and

The Lead Independent Director: $25,000.

Prior to the Spin-Off, in addition to the fees described above:

- the chair of the Safety and Security Committee received an additional annual retainer of $15,000 paid in quarterly installments and pro-rated for partial terms;

- the Non-Executive Chairman received an additional annual retainer of $175,000 paid in quarterly installments and pro-rated for partial terms; and

- members of the Safety and Security Committee would receive $1,500 for each site visit meeting attended in person.

Under our Supplemental Executive Retirement Plan (as amended and restated, "SERP"), directors may elect to defer the payment of up to 100% of his or her annual retainer and prior to the Spin-Off any meeting fees (no meeting fees were paid in 2015). Amounts elected to be deferred are credited as a bookkeeping entry into a notional account, which we refer to as a deferral account. The balance of a director's deferral account consists of deferral contributions made by the director and hypothetical credited gains or losses attributable to investments elected by the director, or by our Compensation Committee if the director fails to make investment elections. Directors are 100% vested in their deferral accounts at all times. Ms. Bertsch, Mr. LeMasters, Admiral Mies, Mr. Nardelli and Mr. Ferraioli elected to defer 100% of their retainer in 2015. No other director made a deferral election with respect to their retainer in 2015. Amounts reported in the Director Compensation Table include amounts deferred in 2015.

Stock Awards. In addition to the cash payments provided to our directors, each non-employee director was entitled to receive a number of restricted stock units equal to $120,000 (prorated by quarter for partial terms) divided by the closing price of our common stock on the grant date, rounded down to the nearest whole share. The awards of restricted stock units were granted under our 2010 Long-Term Incentive Plan as amended and restated (the "2010 LTIP") and vested immediately on the date of grant. As a result, all of our non-employee directors own stock in our company.

The amounts reported in the "Stock Awards" column represent the grant date fair value computed in accordance with FASB ASC Topic 718. Grant date fair values are determined using the closing price of our common stock on the date of grant.

Under our 2010 LTIP, directors may elect to defer payment of all or a portion of their stock awards. Ms. Bertsch, Admiral Mies and Messrs. LeMasters, Nardelli and Christopher each elected to defer 100% of their 2015 stock awards. Amounts reported in the Director Compensation Table include amounts deferred in 2015.

The following table reflects the number of shares and grant date fair value with respect to each stock award granted to non-employee directors in 2015 and the unvested stock awards and unexercised option awards (whether or not exercisable) each non-employee director had outstanding as of December 31, 2015. No option awards were granted to directors in 2015.

EQUITY AWARDS GRANTED TO DIRECTORS IN 2015 AND OUTSTANDING AT DECEMBER 31, 2015

| Name | BWXT Equity Awards Granted in 2015 | | | BWXT Equity Awards Outstanding at December 31, 2015 | |
	Grant Date	Shares of Restricted Stock Units	Grant Date Fair Value	Stock Awards	Option Awards
Jan A. Bertsch	May 11, 2015	3,590	$119,978	—	—
Robert W. Goldman	July 1, 2015	4,907	$119,976	—	3,509
Robb A. LeMasters	July 1, 2015	4,907	$119,976	—	—
Richard W. Mies	May 11, 2015	3,590	$119,978	—	—
Robert L. Nardelli	May 11, 2015	3,590	$119,978	—	—
Charles W. Pryor, Jr.	July 1, 2015	4,907	$119,976	—	—
Thomas A. Christopher	May 11, 2015	3,590	$119,978	—	—
Brian K. Ferraioli	May 11, 2015	3,590	$119,978	—	—
Stephen G. Hanks	May 11, 2015	3,590	$119,978	—	—
Larry L. Weyers	May 11, 2015	3,590	$119,978	—	—

In connection with the Spin-Off, Mr. Goldman's outstanding stock options were adjusted to preserve the intrinsic value of the original options, as well as the ratio of the exercise price to the fair market value of the stock subject to the option. See "Compensation Discussion and Analysis — Compensation Structure — Treatment of Long-Term Incentive Awards at the Spin-Off" for information about the treatment of equity awards in connection with the Spin-Off.

All Other Compensation. The amounts listed in this column represent the value of dividend equivalents credited to vested restricted stock units that have been deferred pursuant to the terms of the 2010 LTIP. Dividend equivalents credited to deferred restricted stock units are subject to the same deferral period as the restricted stock units with respect to which the dividend equivalents are paid.

We have a travel and reimbursement policy under which we reimburse directors for travel and other expenses incurred in connection with business of the Board. The presence of a director's spouse may be appropriate or necessary at certain meetings, conferences or other business-related functions. In those cases, pursuant to our policy, we will bear the travel, meals and other expenses of the director's spouse incurred while attending such functions. To the extent the expenses of a spouse are imputed to the director as income, pursuant to our reimbursement policy, we will also reimburse the director for the taxes resulting from any such imputed income. In 2015, the Company did not provide any reimbursement for spousal travel under our policy.

NAMED EXECUTIVE PROFILES

The following profiles provide summary information regarding the experience of our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers who were employed by BWXT as of December 31, 2015. The Named Executive profiles provide biographical information, including age as of April 29, 2016.



P. SANDY BAKER
Age 68

Tenure with BWXT: 45 years

Chief Executive Officer,
President & Director

Professional Highlights:
- Mr. Baker has served as our Chief Executive Officer and President since the completion of the Spin-Off in June 2015.
- Previously, he served in a variety of roles with our Company in a career spanning over 45 years, most recently as President of BWXT Government and Nuclear Operations, Inc., our principal operating subsidiary providing precision nuclear components, equipment and fuels for government and commercial uses, since June 2014, and President of Babcock & Wilcox Nuclear Operations Group, Inc. ("BWXT NOG") since April 2011.

- His previous positions with BWXT NOG include Vice President of Programs, Contracts and Central Planning (August 2009 to April 2011); Manager, Programs (August 2006 to August 2009) and Manager, Project Management of the Nuclear Operations Division (January 2005 to August 2006.)
- Mr. Baker also directed the activities of BWXT NOG's research and test reactor business. His earlier positions include Project Manager of the Advanced Carrier Program at BWXT NOG, President and General Manager of BWXT of Ohio, Inc., Managing Director of our former subsidiary, Babcock & Wilcox Egypt SAE, and General Manager of Engineering Research, Inc., one of our former Department of Defense businesses.



DAVID S. BLACK
Age 54

Tenure with BWXT: 25 years

Senior Vice President &
Chief Financial Officer

Professional Highlights:
- Mr. Black was appointed as Senior Vice President and Chief Financial Officer upon the completion of our Spin-Off in June 2015 and prior to that served as our Vice President and Chief Accounting Officer since July 2010.
- Previously, Mr. Black served as our Vice President and Controller (2007 to 2010) and Vice President and Controller of our Government Group (2003 to 2007).

- He joined BWXT in 1991 as General Accounting Manager for the Nuclear Environmental Services Division. Other positions he held with BWXT include Financial Services Manager for the ASD Service Center Division, Controller for BWXT Federal Services, Inc., and Controller for BWXT Services, Inc.



JOHN A. FEES
Age 58

Tenure with BWXT:
37 years (including as a
non-employee director)

Executive Chairman

Professional Highlights:

- Mr. Fees is the Executive Chairman of our Board of Directors and has served in that capacity since the June 2015 Spin-Off. Previously, he served as our non-Executive Chairman since July 2010.
- From October 2008 to July 2010, he was Chief Executive Officer and a director of our former parent company, McDermott, where he led the company and McDermott's board through the separation of the company into two publicly traded companies by the spin-off of BWXT to McDermott's shareholders.

- Prior to becoming McDermott's Chief Executive Officer in 2008, Mr. Fees led a distinguished career at BWXT for over 31 years. During his time with BWXT, Mr. Fees held numerous management and executive positions within BWXT when it was a McDermott subsidiary.
- Mr. Fees serves on the board of directors of Brookfield Infrastructure Partners.



JAMES D. CANAFAX
Age 45

Tenure with BWXT: 14 years

Senior Vice President,
General Counsel, Chief
Compliance Officer
and Corporate Secretary

Professional Highlights:

- Mr. Canafax currently serves as Senior Vice President and General Counsel since July 2010, and, except for a period from August 2012 to May 2013, as our Corporate Secretary. Mr. Canafax has also served as our Chief Compliance Officer since 2013.
- Previously, Mr. Canafax served as Assistant General Counsel - Transactions and Compliance at McDermott International, Inc. from 2007 until 2010.

- Prior to our spin-off from McDermott, Mr. Canafax had been affiliated with McDermott since July 2001, where he served in various positions in the legal department. Previously he was an attorney with a New Orleans, Louisiana law firm.



JOSEPH G. HENRY
Age 67

Tenure with BWXT: 5 years

President, BWXT Nuclear Operations Group, Inc.

Professional Highlights:

- Mr. Henry has served as the President of our subsidiary, BWXT Nuclear Operations Group, Inc. ("BWXT NOG"), since June 2014 and prior to that time served as Chief Operating Officer of BWXT NOG.
- Mr. Henry previously served as President of Nuclear Fuel Services, Inc., one of our subsidiaries, from 2011 to 2014.

- He has more than 20 years of extensive management experience in engineering and nuclear operations. Mr. Henry is also a retired Two-Star Admiral with the U.S. Navy, where he developed and executed the Navy's personnel strategy as the Navy's Director of Personnel Plans & Policy.
- He also served as Commander of the nation's east coast Trident Submarines and commanded two nuclear submarines; the USS Key West SSN 722 and USS Kentucky SSBN 737.

EXECUTIVE OFFICER PROFILES

Set forth below is the age (as of April 29, 2016), the principal positions held with BWXT or our subsidiaries, and other business experience information for each of our current executive officers other than our Named Executives. For information on our Named Executives, see "Named Executive Profiles" above. Unless otherwise indicated, all positions described below are positions with BWX Technologies, Inc.

Benjamin H. Bash, 43, has served as our Senior Vice President, Human Resources since the completion of the Spin-Off in June 2015. Prior to the Spin-Off, Mr. Bash served as Vice President, Total Rewards since April 2013. Mr. Bash joined the Company in July 2010 as Assistant General Counsel, Corporate Governance & Securities following our spin-off from McDermott International, Inc. and also assumed the position of Corporate Secretary in August 2012 until April 2013. Previously, Mr. Bash was employed by McDermott International, Inc. from 2004-2010 as both Corporate Counsel and Senior Counsel. Prior to his time with McDermott he served as Corporate Counsel for National Instruments Corporation and also spent three years as an associate with a law firm in corporate and litigation.

William A. (Bill) Fox III, 59, serves as President of our Technical Services, Nuclear Energy and mPower businesses, positions he has held since June 2015. He has also served as the Chief Executive Officer of our subsidiary, Generation mPower LLC ("GmP") since April 2014 and previously served as Senior Vice President and Chief Operating Officer of GmP from October 2013 to April 2014. Prior to joining BWXT, Mr. Fox served as Senior Vice President and Project Director for Chicago Bridge & Iron Company, N.V. from July 2008 through September 2013. Prior to that assignment, Mr. Fox was responsible for the construction and procurement planning for a proprietary reactor technology in the U.S. He has also served as President of the Steam Generator Team (SGT) joint venture, delivering nuclear steam generator and reactor head replacement engineering, construction and services to the nuclear industry.

Rex D. Geveden, 55, joined BWXT as Chief Operating Officer in October 2015. He joined the Company from Teledyne Technologies Incorporated ("Teledyne"), a provider of electronic subsystems and instrumentation for aerospace, defense and other uses. Mr. Geveden most recently served as Executive Vice President of Teledyne, where he led two of Teledyne's four operating segments since 2013, and concurrently served as President of Teledyne DALSA, Inc., a Teledyne subsidiary, since 2014. Mr. Geveden also served as President and Chief Executive Officer of Teledyne Scientific and Imaging, LLC (2011 to 2013) and President of both Teledyne Brown Engineering, Inc. and Teledyne's Engineered Systems Segment (2007 to 2011). Mr. Geveden is a former Associate Administrator of The National Aeronautics and Space Administration ("NASA"), where he was responsible for all technical operations within the agency's $16 billion portfolio, and served in various other positions with NASA in a career spanning 17 years.

Jason S. Kerr, 39, has served as our Vice President and Chief Accounting Officer since our June 2015 Spin-Off. Previously, Mr. Kerr served as our Controller since April 2014, and as Assistant Controller since joining the Company in November 2010. Prior to joining the Company, Mr. Kerr served as a Senior Manager with Deloitte & Touche LLP, a public accounting firm. Mr. Kerr is a certified public accountant with significant experience serving multi-national corporations, primarily in the manufacturing industry.

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are asking stockholders to approve an advisory resolution on our executive compensation as reported in this proxy statement. Our Board has adopted a policy to hold annual advisory votes on executive compensation until the next advisory vote on the frequency of stockholder votes on executive compensation at the 2017 annual meeting of stockholders, or until our Board determines to hold such an advisory vote at a different frequency.

It is our belief that our ability to hire, retain and motivate employees is essential to the success of the company and its stockholders. Therefore, we generally seek to provide reasonable and competitive compensation for our executives with a substantial portion in the form of performance-based compensation.

As a result, our executive compensation is structured in the manner that we believe best serves the interests of the company and its stockholders. We encourage stockholders to read the "Compensation Discussion and Analysis" and "Compensation of Executive Officers" sections of this proxy statement, which provides a more thorough review of our compensation philosophy and how that philosophy was implemented in 2015. We have given considerable attention to how, why and what we pay our executives. We believe that our executive compensation is reasonable and provides appropriate incentives to our executives to achieve results that we expect to drive stockholder value without encouraging them to take excessive risks in their business decisions.

Accordingly, we submit the following resolution to stockholders at the 2016 Annual Meeting:

RESOLVED, that the stockholders of BWX Technologies, Inc. approve, on an advisory basis, the compensation of executives, as such compensation is disclosed pursuant to Item 402 of Regulation S-K in this proxy statement under the sections entitled "Compensation Discussion and Analysis" and "Compensation of Executive Officers."

EFFECT OF PROPOSAL

Although the resolution to approve our executive compensation is non-binding, it serves as an opportunity for us, our Board and Compensation Committee to gain valuable stockholder feedback on our executive compensation decisions and practices. Even in years when the resolution is approved, the Board and Compensation Committee retain discretion to change executive compensation from time to time if they conclude that such a change would be in the best interests of the Company and its stockholders. Our Board and its Compensation Committee value the opinions of stockholders on important matters such as executive compensation and will carefully consider the results of this advisory vote when evaluating our executive compensation programs.

RECOMMENDATION AND VOTE REQUIRED

Our Board recommends that stockholders vote "FOR" the approval of executive compensation. The proxy holders will vote all proxies received for approval of this proposal unless instructed otherwise. Approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy and entitled to vote on this proposal at the Annual Meeting. Because abstentions are counted as present for purposes of the vote on this matter but are not votes "FOR" this proposal, they have the same effect as votes "AGAINST" this proposal. Broker non-votes will not have any effect on this proposal.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (the "CD&A") provides detailed information and analysis regarding the compensation of our Named Executive Officers (our "Named Executives") as reported in the Summary Compensation Table and other tables located in the "Compensation of Executive Officers" section of this proxy statement. We also provide compensation information, where required, for certain other individuals who served as officers of the Company for part of the 2015 calendar year. Our management changes are discussed below in the Executive Summary under "2015 Operational Highlights."

This CD&A is divided into four sections:

Section 1: *Executive Summary*. In this section, we highlight our company performance, key compensation decisions and outcomes during 2015.

Section 2: *Compensation Structure.* In this section, we review our 2015 compensation philosophy, elements and processes and describe how these are changing in 2016.

Section 3: *Compensation Analysis and Outcomes*. In this section, we review the elements of 2015 total direct compensation, including: annual base salary, annual incentive compensation, long-term incentive compensation and compensation in connection with the Spin-Off.

Section 4: *Other Benefits and Practices*. In this section, we review perquisites, post-employment arrangements and other compensation-related practices.

SECTION 1: EXECUTIVE SUMMARY

2015 OPERATIONAL HIGHLIGHTS

- We successfully completed the long-term strategic transformation of our Company by spinning off our former Power Generation business on June 30, 2015 (the "Spin-Off") to create a new publicly traded company, Babcock & Wilcox Enterprises, Inc. ("BWE").

- The Spin-Off resulted in the following changes to our management team, effective upon completion of the Spin-Off:

   - *Mr. Fees*, formerly the Chairman of our Board, was appointed Executive Chairman of BWXT;

   - *Mr. Baker* was appointed our President and Chief Executive Officer;

   - *Mr. Black* was appointed our Senior Vice President and Chief Financial Officer;

   - *Mr. Ferland*, our former President and Chief Executive Officer, left the Company and was appointed President & Chief Executive Officer of BWE and Chairman of its board of directors;

   - *Mr. Colatrella*, our former Senior Vice President and Chief Financial Officer, left the Company; and

   - *Mr. Tarapore,* our former Senior Vice President and Chief Administrative Officer, left the Company.

- 2015 also resulted in the following achievements for BWXT:

   - Returned approximately $104 million in capital to our shareholders in 2015 through dividend and share repurchase programs;

   - Received $94.8 million in cash following favorable litigation outcome;

   - Technical Services business expanded customer base with award of NASA facility and maintenance services contract;

   - Delivered strong margins in our Nuclear Operations segment and began execution of contract for missile tubes; and

   - Achieved substantial year-over-year operating income and backlog growth in our Nuclear Energy segment.

   - Canadian subsidiary awarded design and manufacturing contracts for nuclear plant in Guangzi, China;

2015 TOTAL SHAREHOLDER RETURN[1]

The Spin-Off and other achievements resulted in significant value creation for our stockholders in 2015, with the combined market capitalization of BWXT and BWE increasing by $990 million between June 30, 2015 to December 31, 2015. The following graph depicts the cumulative total stockholder return of BWXT for the calendar year 2015 relative to the S&P 500 Index and our custom compensation peer groups for 2015 and 2016 listed on the last page of this CD&A.



1   *Assumes initial investment of $100 on December 31, 2014. Measured by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment (including the Spin-Off distribution), and the difference between the applicable company's share price at the end and the beginning of the measurement period; by the share price at the beginning of the measurement period.*

STOCKHOLDER ENGAGEMENT AND 2016 DESIGN CHANGES FOLLOWING THE SPIN-OFF

Our executive compensation plan for 2016 features enhancements to our historical pay-for-performance approach that incorporate feedback from our stockholder outreach efforts and metrics designed to drive the performance of BWXT as a stand-alone company. Following the say on pay results at our pre-Spin-Off company in 2015, we contacted stockholders holding approximately 65% of our shares (as of September 30, 2015) and engaged directly with holders of more than 45% of our shares on executive compensation, governance and other topics. Our Lead Independent Director and members of our senior management team met with our stockholders and received valuable feedback on our executive compensation and governance practices.

Key Changes for 2016 Plan Design

Change	2016 Design
Re-Instituted Performance RSUs; Eliminated Stock Options	Performance RSUs will comprise 60% of long-term incentive award opportunity
New Financial Metrics for Performance-Based Long-Term Incentive Awards	Earnings Per Share and Return on Invested Capital selected to align with strategic initiatives to drive growth and promote capital management; Earnings per Share performance results will exclude the impact of any Company share repurchases
New Custom Peer Group[1]	Adopted new custom peer group based on post-Spin-Off industry and size parameters of BWXT
Increased Financial Performance Weighting in Annual Incentive Program	Financial Performance weighting has been increased from 70% to 80% of the total award opportunity; individual performance weighting was reduced from 20% to 10%

1   See page 36 of this CD&A for additional information on how the Compensation Committee uses the Primary Benchmark and Secondary Benchmark Peer Groups.

The following describes the performance-based components of our 2016 program for our officers:



2016 Long Term Incentive Award Mix

40%
Time Based RSUs

60%
Performance-Based RSUs

Financial Performance Metrics for Performance-Based RSUs

50% Earnings Per Share*
50% Return on Invested Capital

Excludes the impact of Company share repurchases



2016 Annual Incentive Full Year Performance Metrics

10%
Individual Performance

10%
Safety Performance

80%
Financial Performance

Financial Performance Metrics for Annual Incentive Awards

55% Operating Income
25% Free Cash Flow

2015 EXECUTIVE COMPENSATION IN THE CONTEXT OF THE SPIN-OFF

In recognition of the unique and transformational nature of the Spin-Off, our Compensation Committee made changes to our historical executive compensation plan design for 2015 while still incorporating features to incentivize performance, with the expectation of returning to a market-based pay-for-performance structure for 2016. Our 2015 executive compensation program was designed to incentivize our CEO and other Named Executives to achieve two primary objectives:

1. **Successful and timely completion of the Spin-Off; and**
2. **Ensure that both BWXT and BWE are positioned for successful operations and equipped with personnel and resources to drive performance following the Spin-Off.**

We typically use the term "Total Direct Compensation" to refer to an executive's annual base salary, the dollar value of the executive's target annual incentive award and the dollar value of the executive's long-term incentive opportunity. Due to the significance of the Spin-Off and its influence on 2015 executive compensation decisions, we have also included the value of a one-time equity award issued to our Named Executives on the date our Board approved the Spin-Off (the "Spin-Off Awards") in our discussion of 2015 Total Direct Compensation.

The Spin-Off Awards were designed not only to serve as a retention tool to ensure that each company would retain qualified and experienced management teams for both BWXT and BWE, but also to include the stock of both companies following the Spin-Off to ensure that management was aligned to optimally position both companies for success.

The following chart and tables reflect the key elements and proportion of each Named Executive's target total direct compensation for 2015, the rationale for each element, and the financial performance metrics selected for our annual incentive awards following completion of the Spin-Off.

Spin-Off Year Total Direct Compensation (2015)


38%
Long Term Incentive
16%
Base Salary
Mr. Baker
31%
Spin-off Award
15%
Annual Incentive
33%
Long Term Incentive
22%
Base Salary
Other NEOs
13%
Annual Incentive
32%
Spin-off Award
84%
AT-RISK
78%

SPIN-OFF YEAR TOTAL DIRECT COMPENSATION ELEMENTS

Element	Description	Primary Design Objectives

Long-Term Incentive	• Long-term incentive value allocated among the following mix of equity award types:
	   ○ 34% stock options, 3-year ratable vesting
	   ○ 33% 3-year ratable vesting restricted stock units
	   ○ 33% 3-year cliff vesting restricted stock units
		• **Mitigate risk of selecting performance measures and targets that are misaligned with the independent long term strategies of each company following the Spin-Off.**
		• **Align interest of executives with our stockholders**
		• **Promote long-term executive focus and retention**
		• **Retain performance-based component by increasing proportion of option awards from 25% to 34% for 2015**

Annual Incentive	• Pay-out based on two performance periods.
	• **Pre-Spin-Off Performance Period:**
	   ○ January 1 – June 30, 2015
	   ○ Paid out at target level conditioned on completion of Spin-Off
	• **Post-Spin-Off Performance Period**
	   ○ July 1 – December 31, 2015
	   ○ Pay-out based on 70% financial performance goals, 20% individual goals, 10% safety goals
	   ○ Financial goals and metrics determined by post-Spin-Off Compensation Committee
	   ○ See below for discussion of financial performance metrics
		• **Allow post-Spin-Off companies to establish unique performance metrics.** Maintain flexibility for each company to establish post-Spin-Off performance metrics uniquely suited to driving stockholder value for their business
		• **Two Complementary Performance Periods to balance Spin-Off execution and company performance:**
		   ○ **Pre-Spin-Off Period:** Promote management focus on completing the Spin-Off while maintaining operating performance
		   ○ **Post-Spin-Off Period:** Align annual incentive directly with operating performance of each post-Spin-Off company

Spin-Off Award	• One-time award of restricted stock • Subject to one-third vesting 30 days following the Spin-Off; two-thirds on first anniversary of the Spin-Off • Contemplated in spin-off arrangements entered into in November 2014 when Spin-Off plans announced, but not granted until June 2015 when Spin-Off was finally approved	• **Incentivize successful Spin-Off completion.** Awards granted only if Spin-Off was approved by our Board of Directors. • **Drive Performance of post-Spin-Off companies.** By splitting the Spin-Off Award into both companies' stock, the awards were designed to promote the launch of two high-performing, independent companies. • **Retain experienced management teams for both companies.** Awards are subject to vesting over a 1-year period following the Spin-Off.
Base Salary	• Annual fixed cash compensation	• **Attract and retain leadership talent**

Our Compensation Committee selected operating income (45%) and free cash flow (25%) as the performance metrics for the financial performance goal component of our post-Spin-Off annual incentive award (with 20% based on individual goals and 10% based on safety-related goals). The Compensation Committee set our financial goals to achieve meaningful year-over-year growth in full-year operating income and free cash flow. Threshold performance under the operating income goals (described below) must be met for any payout to be made under the annual incentive plan.

ANNUAL INCENTIVE PLAN FINANCIAL METRICS AND GOALS FOR POST SPIN-OFF PERFORMANCE PERIOD (70% of Pay-Out)

Metric (Weight)	Rationale	BWXT Business Unit	Threshold Goal 80% Performance 50% Payout	Target Goal 100% Performance 100% Payout	Maximum Goal 120% Performance 200% Payout	Actual
Operating Income (45%)	Our primary measure of profitability, which we believe is a strong driver of shareholder value	BWXT Consolidated	$92.4 million	$115.5 million	$138.6 million	$127.3 million[1]
		Nuclear Operations[2]	$92.7 million	$115.9 million	$139.1 million	$128.2 million
Free Cash Flow (25%)	Supports strategic business plan to promote strong cash flow generation	BWXT Consolidated	$126.4 million	$158.0 million	$189.6 million	$158.5 million[3]

1   This result reflects a $65.7 million downward adjustment applied by our Compensation Committee to exclude the operating income impact of proceeds received from the favorable litigation outcome and a pre-established adjustment to exclude $52.5 million in pension mark-to-market accounting loss.

2   Mr. Henry's operating income result was based 25% on the Nuclear Operations operating income goal and 20% on BWXT's consolidated operating income goal.

3   This result reflects a $60.7 million downward adjustment applied by our Compensation Committee to exclude the free cash flow impact of proceeds received from the favorable litigation outcome.

STRONG COMPENSATION GOVERNANCE PRACTICES

The following are practices we follow to incentivize performance and foster strong corporate governance on our compensation program:

WHAT WE DO:	WHAT WE DON'T DO:
✔ **Pay for Performance.** Significant emphasis on incentive and performance-based compensation.	✘ **No Hedging or Pledging.** We do not permit hedging or pledging of our securities by our officers/directors.
✔ **Compensation program responsive to stockholder feedback.** We seek stockholder input and perspective on our compensation program.	✘ **No Excise Tax Gross-ups.** There are no tax gross-ups on change-in-control benefits.
✔ **Benchmarking to Similarly Sized Companies.** We avoid benchmarking executive pay to oversized peers by utilizing data that is revenue regressed to account for our company size.	✘ **No Employment Agreements for post-Spin-Off Officers.**
✔ **Clawbacks.** We can recover compensation under our annual and long-term incentive plans in various circumstances.	✘ **No Excessive Risk-Taking in Our Incentive Compensation.** Our annual and long-term incentive programs use multiple performance metrics and capped pay-outs and other features intended to minimize the incentive to take overly risky actions.
✔ **"Double Trigger" cash severance in a change-in-control.**	✘ **No guaranteed minimum pay-out for our annual or long-term performance-based awards.**
✔ **Limited Perquisites and tax reimbursements.**	
✔ **Stock Ownership Requirements.** We maintain robust requirements for our Executives and Board members.	

SECTION 2: COMPENSATION STRUCTURE

PHILOSOPHY AND OBJECTIVES OF EXECUTIVE COMPENSATION

We seek to provide reasonable and competitive compensation to executives through programs structured to:

- attract and retain well-qualified executives;
- incent and reward short- and long-term financial and other company performance, as well as individual contributions; and
- align the interests of our executives with those of our stockholders.

We also subscribe to a "pay-for-performance" philosophy when designing executive compensation. For us that means a substantial portion of an executive's target compensation should be "at risk" and performance-based where the value of one or more elements of compensation is tied to the achievement of pre-determined financial and/or other measures we consider important drivers in the creation of stockholder value.

Our compensation philosophy requires that a substantial portion of total compensation be at-risk and be designed to appropriately balance short and long-term performance incentives to align our Named Executives' interests with those of our stockholders.

ELEMENTS OF EXECUTIVE COMPENSATION

To support our compensation philosophy and objectives, our executive compensation program consists of the key elements identified in the graphs below. In addition to the elements of Total Direct Compensation, we also offer other benefits and practices to promote retention. See "Section 3: Other Benefits and Practices" on the following pages of this CD&A for additional information on these benefits and practices.

The Compensation Committee does not set a specific target allocation among the elements of total direct compensation; however, long-term incentive compensation typically represents the largest single element of target total direct compensation and performance-based compensation constitutes the substantial majority of a Named Executive's target total direct compensation, as demonstrated in the chart below.

Spin-Off Year Total Direct Compensation (2015)


38%
Long Term Incentive
16%
Base Salary
Mr. Baker
31%
Spin-off Award
15%
Annual Incentive
33%
Long Term Incentive
22%
Base Salary
Other NEOs
13%
Annual Incentive
32%
Spin-off Award
AT-RISK
84%
78%

DETERMINING NAMED EXECUTIVE COMPENSATION

The following is a summary of responsibilities and data sources used by our Compensation Committee to determine our executive compensation program.

How Compensation Decisions Are Made	
Our Compensation Committee	• The Compensation Committee establishes the target total direct compensation of our executives and administers other benefit programs. • The committee reviews the design of the program and establishes the performance metrics and goals under the incentive programs. • The committee evaluates Company and individual performance outcomes and ensures the appropriate balance of performance metrics is used.
Compensation Planning Timeline	• *July 2014 – February 2015*: The committee held meetings to assess prior year performance results and review and discuss 2015 plan designs. Final 2015 plan design incorporating committee feedback was approved in February 2015. • *July 2015:* Following the Spin-Off, the committee adopted post-Spin-Off performance metrics and goals for our annual incentive plan. • *August 2015 – October 2015:* Members of our management team and our Lead Independent Director engaged directly with our stockholders to discuss our compensation programs and governance practices. • *October 2015 – February 2016:* Stockholder feedback was reported at meetings of the committee; 2016 plan design alternatives and considerations were discussed and refined; 2015 performance results were monitored. The 2016 compensation plan design and performance goals were approved in February 2016.

How Our Compensation Committee Set Annual Incentive Performance Goals	
Determining Financial Goals	• Our committee bifurcated our annual incentive program into two performance periods in 2015: a pre-Spin-Off and a post-Spin-Off performance period. • To incentivize our management team to complete the Spin-Off transaction and set up both companies for success following the Spin-Off, the pre-Spin-Off performance period was set to pay out at target performance (1X) contingent on the Spin-Off being completed. • *The target goals for Operating Income and Free Cash Flow were established to correspond to management's forecasts for the post-Spin-Off period of 2015. The post-Spin-Off Compensation committee set post-Spin-Off 2015 financial performance goals to motivate our executives and the businesses they lead to achieve meaningful increases over prior year results, but within reasonably obtainable parameters to discourage pursuit of excessively risky business strategies.* • *Goals were set based on management's revised full-year forecasts following the Spin-Off, which produced a higher target goal than would have been achieved by using management's forecasts from the beginning of 2015.*
Determining Safety Goals	• To promote rigor and continuous improvement in our safety goals, our committee set our primary safety goals, Total Recordable Incident Rate ("TRIR") and Days Away, Restricted or Transferred ("DART") to achieve a 5% improvement on the average of prior three years' results, while still incentivizing continuous improvement by capping safety performance payout at 1X if performance does not meet or exceed prior year's results. • For our third safety goal, EHS Business Plans ("EHS BP"), our committee established only a target performance goal, so that any result below target goal results in zero payout for EHS BP.

Resources and Advisors to Our Compensation Committee

Independent Outside Consultant (Hay Group, Inc.)	• Provides the Compensation Committee with information and advice on the design, structure and level of executive and director compensation. • Attends Compensation Committee meetings, including executive sessions. • Engaged and directed by the Compensation Committee. • Works directly with our Compensation Committee on executive compensation, including our Executive Chairman's and Chief Executive Officer's compensation.
Management	• Our Human Resources department, in consultation with the Compensation Committee chair and Hay Group, prepares information for the Compensation Committee, including market data provided by Hay Group and recommendations of our Executive Chairman and Chief Executive Officer regarding compensation of other executives. • Our Executive Chairman, Chief Executive Officer and senior Human Resources personnel attend committee meetings and, as requested by the Compensation Committee, participate in deliberations on executive compensation (except in respect to their own compensation) and select executive sessions.
Stockholder Outreach and Stockholder Vote on Executive Compensation	• We provide our stockholders with the opportunity to cast an annual advisory vote on the compensation of our Named Executives. • Approximately 71% of the votes cast at our 2015 annual meeting on the executive compensation proposal were voted in favor of our executive compensation. • Although our stockholders supported our 2015 executive compensation proposal, members of our management team and our Lead Independent Director conducted an outreach program with our stockholders following the Spin-Off to discuss executive compensation and other matters. • Our Compensation Committee considered stockholder feedback when selecting 2016 financial performance metrics and the mix of equity award vehicles. Our stockholder engagement efforts in 2015 informed our committee's decision to select return on invested capital as a long-term performance metric for 2016 and to eliminate stock options as an equity award vehicle.

How We Set Target Compensation

Target +/-15% of Median Compensation	• We believe compensation is competitive at or near the median compensation paid for comparable positions.
	
	• ***We seek to set target compensation for each element of total direct compensation at approximately +/-15% of the median compensation determined through benchmarking (referred to as "median" or "median range" in this CD&A).***
	
	• The Compensation Committee may adjust a Named Executive's target compensation, including setting it outside the median range, for a variety of reasons, including:
	    ○ performance;
	    ○ tenure;
	    ○ experience;
	    ○ internal equity; and
	    ○ other factors or situations that are not typically captured by looking at standard market data.
	
	• Compensation actually earned by a Named Executive may be outside the median range targeted, depending on the achievement of performance goals, fluctuations in our stock price and/or satisfaction of vesting conditions.

How We Benchmark Total Direct Compensation	
Primary Benchmark: Revenue-Regressed Hay Group Survey Data	• Hay Group's Industrial Executive Compensation Survey served as the Compensation Committee's primary benchmark for setting the amount of executive compensation in 2015. References to "median range" are references to this survey data.
	• *Hay Group applies revenue regression to the survey data to account for our company size relative to the organizations comprising the survey.*
	• On an annual basis, Hay Group provides the Compensation Committee with an analysis comparing prior year executive target compensation to compensation for comparable positions at the 25th, 50th (median) and 75th percentiles using Hay Group survey data and, as applicable, data from public company proxy statements.
	• This survey represented Hay Group's proprietary annual compensation survey tracking 2014 executive compensation from over 300 general industry organizations.
	• The component companies comprising the 2014 Hay Group survey are determined by Hay Group without input from the Compensation Committee.
Secondary Benchmark: Custom Peer Group Proxy Data	• *Proxy data from our custom peer group serves as a secondary, supplemental benchmark to the Hay Group Survey Data.*
	• For our committee's 2015 executive compensation review, this group consisted of 16 companies with whom our pre-Spin-Off business competed for executive talent from the engineering and construction, aerospace and defense, heavy electrical equipment and industrial machinery industries.
	• Compensation information from this group represented the actual, non-regressed 2013 compensation reported in 2014 publicly available Securities and Exchange Commission filings.
	• Because we compete with the custom peer companies for executive talent, the Compensation Committee reviewed the applicable proxy data when setting target compensation for our Named Executives, but it was not weighted in the determination of median compensation, except to the extent any of the Company's custom peer companies were also a component company in Hay Group's Industrial Executive Compensation Survey.
	• Following the Spin-Off, our Compensation Committee approved a revised custom peer group for 2016 based on the new GICS Code and revenues for our post-Spin-Off business. The companies comprising our custom peer group for 2015 and 2016, respectively, are listed at the end of this CD&A.
	• The committee also utilizes the custom peer group to benchmark the design of our incentive compensation.

SECTION 3: COMPENSATION ANALYSIS AND OUTCOMES

2015 TARGET TOTAL DIRECT COMPENSATION OVERVIEW

The chart below shows the 2015 target total direct compensation for each Named Executive. The Spin-Off Awards are reported separately as the Compensation Committee determined their target values of these one-time awards in November 2014 separately from the other components of each Named Executive's Target Total Direct Compensation. Except for Mr. Canafax, the 2015 target total direct compensation for each of our Named Executives was within the survey range applicable to the executive. See "— Spin-off Retention, Employment and Severance Arrangements" for more information on the arrangements entered into with our Named Executives in connection with the Spin-Off.

2015 TARGET TOTAL DIRECT COMPENSATION

Named Executive	Annual Base Salary ($)	Annual Incentive ($)	Long-Term Incentive ($)	Target Total Direct Compensation ($)	Spin-Off Award ($)
Peyton S. Baker	650,000	585,000	1,500,000	2,735,000	1,235,000
David S. Black	375,000	225,000	450,000	1,050,000	600,000
John A. Fees	500,000	300,000	1,000,000	1,800,000	N/A
James D. Canafax	490,000	291,780	750,000	1,531,780	1,568,000
Joseph G. Henry	438,700	225,000	375,000	1,038,700	329,015
E. James Ferland	978,500	971,375	4,200,000	6,149,875	2,892,750
Anthony S. Colatrella	525,000	365,278	1,000,000	1,877,578	N/A
Kairus K. Tarapore	408,000	243,000	450,000	1,101,000	N/A

ANNUAL BASE SALARY

Our Compensation Committee generally reviews base salaries of our Named Executives on an annual basis with any adjustments to base salary effective April 1 of each year, with occasional reviews during the year to reflect promotions, increases in responsibilities or other compensation-related events, which in 2015 included promotions in connection with the Spin-Off. Set forth below are the base salaries for each of our Named Executives, as determined by the Compensation Committee. Due to the unique role of the Executive Chairman position, market data was not available for each component of Mr. Fees' target total direct compensation. Rather, Mr. Fees' target total direct compensation amount represented approximately 55% of median pay for the position of Chief Executive Officer of a similarly sized company. Due to the nature of Mr. Henry's position prior to the Spin-Off, the Compensation Committee did not review the market data for setting his target total direct compensation.

2015 ANNUAL BASE SALARY BENCHMARKING DATA

Named Executive	2014 Salary ($)	April 2015 Salary ($)	July 1 Salary[1] ($)	% Variance from Median (Survey)[2]	% Variance from Median (Proxy)
Mr. Baker	475,000	500,000	650,000	3%	—
Mr. Black	320,000	330,000	375,000	-2%	—
Mr. Fees	N/A	N/A	500,000	—	—
Mr. Canafax	475,000	490,000	Same	15%	10%
Mr. Henry	410,000	438,700	Same	—	—
Mr. Ferland	950,000	978,500	N/A	-2%	-7%
Mr. Colatrella	512,300	525,000	N/A	5%	-7%
Mr. Tarapore	396,000	408,000	N/A	0%	—

1   Mr. Fees' base salary commenced on the date he began employment with our Company as Executive Chairman on July 1, 2015
2   Mr. Baker's benchmark was a composite of CEO and COO market data in recognition of our Executive Chairman position. For all Named Executives except for Messrs. Baker and Black, whose promotion survey data was based on our post-Spin-Off business, the Committee considered survey data based on our pre-Spin-Off company size and industry because, at the time of its annual review of compensation, the completion of the Spin-Off was not assured.

ANNUAL INCENTIVE COMPENSATION

Overview and Design. We pay annual incentives to drive the achievement of key business results and to recognize individuals based on their contributions to those results. The Compensation Committee administers cash-based annual incentive compensation for our Named Executives through our Executive Incentive Compensation Plan ("EICP"), which was previously approved by our stockholders. Due to the Spin-Off, the 2015 EICP design was unique for our Company and incorporated two equal and complementary performance periods illustrated below:


Pre-Spin-Off
Performance Period
(January 1 – June 30, 2015)
1X Payout
If Spin-Off
Completed
Post-Spin-Off
Performance Period
(July 1 – December 31, 2015)
Payout Determined By:
Financial Goals (70%)
Individual Goals (20%)
Safety Goals (10%)

2015 EICP Post-Spin-Off Performance Measures	
Financial (70%) • Operating Income (45%)[1] • Free Cash Flow (25%)	***Rationale:*** Operating Income is our primary measure of profitability, which we believe is a strong driver of shareholder value; Free Cash Flow promotes management focus on strong cash flow generation to support our balanced capital deployment strategy between dividends, mergers and acquisitions and share repurchases ***Key Features:*** No pay-out unless at least threshold BWXT consolidated operating income performance goal is achieved; financial performance determines the maximum amount a Named Executive can earn[2] ***Pay-Out Calculation:*** Ranges from 0% - 200% based on achievement against goals; result is referred to as the "Financial Multiplier"
Safety (10%) • TRIR (4%) • DART (4%) • EHS BP (2%)	***Rationale:*** Key component for the success of our business; TRIR and DART focus attention on day-to-day operational safety by measuring, respectively, (1) the rate of recordable workplace injuries, and (2) the severity of injuries; EHS BP promotes forward-looking focus on longer-term safety planning by requiring each operating entity to outline and define critical activities to be undertaken during the calendar year to continuously improve performance ***Key Features:*** Safety "circuit breaker" limits safety result pay-out to 1X if TRIR and DART results met or exceeded target goals but do not improve on prior year results; target performance for TRIR and DART set at a 5% improvement over the average score of the prior 3 year period; no threshold performance for EHS BP metric, so any result below target goal results in zero payout for EHS BP; 2% threshold target for TRIR and DART ***Pay-Out Calculation:*** Ranges from 0% - 100%, multiplied by "Financial Multiplier;" referred to as the "Safety Performance Result"
Individual (20%)	***Rationale and Key Feature:*** Allows our Executive Chairman and CEO (or the Compensation Committee, in the case of Messrs. Baker and Fees) to differentiate incentive pay-outs among our Named Executives by exercising negative discretion on the target amount of each Named Executive's individual performance component, based on the assessment of each Named Executive's individual performance during 2015. ***Pay-Out Calculation:*** Ranges from 0 - 100%, multiplied by "Financial Multiplier;" referred to as the "Individual Performance Result"

1 Mr. Henry's operating income result was based 25% on the Nuclear Operations operating income goal and 20% on BWXT's consolidated operating income goal.

2 Mr. Black was also technically eligible for a discretionary adjustment to his individual performance weighting (between 0 and 40%) as a result of not being a "covered person" for purposes of Section 162(m) of the Internal Revenue Code. Although this adjustment could result in an award beyond the maximum amount determined by financial performance under the EICP, our practice is to not apply this discretionary adjustment to Mr. Black to be consistent with our other Named Executives.

The Committee established the following financial performance goals for the second half of 2015 following the completion of the Spin-Off:

		Second Half 2015 EICP Financial Goals			
Metric (Weight)	BWXT Business Unit	Threshold Goal 80% of Target 50% Payout	Target Goal 100% of Target 100% Payout	Maximum Goal 120% of Target 200% Payout	Actual
Operating Income (45%)	BWXT Consolidated	$92.4 million	$115.5 million	$138.6 million	$127.3 million[1]
	Nuclear Operations[2]	$92.7 million	$115.9 million	$139.1 million	$128.2 million
Free Cash Flow (25%)	BWXT Consolidated	$126.4 million	$158.0 million	$189.6 million	$158.5 million[3]

1   This result reflects a $65.7 million downward adjustment applied by our Compensation Committee to exclude the operating income impact of proceeds received from the favorable litigation outcome and a pre-established adjustment to exclude $52.5 million in pension mark-to-market accounting loss.
2   Mr. Henry's operating income result was based 25% on the Nuclear Operations operating income goal and 20% on BWXT's consolidated operating income goal.
3   This result reflects a $60.7 million downward adjustment applied by our Compensation Committee to exclude the free cash flow impact of proceeds received from the favorable litigation outcome.

Regardless of the level of performance achieved, the Compensation Committee retains the right to decrease the amount of annual incentive compensation payable in its discretion.

Summary of EICP Payments. The total payout percentage represents the combined results of applicable financial, individual and safety performance. The amount paid under the EICP for 2015 can be illustrated by the following formula:

Earnings from Salary x Target % x Total Payout % (0 – 200%) = Total Cash Award

The Total Payout % is the sum of the Financial Multiplier, Safety Performance Result and Individual Performance Result.

The following table indicates the amount earned under the EICP by our Named Executives based on both performance periods. For each Named Executive, the financial performance for the post-Spin-Off performance period (the Weighted Financial Performance Percentage) established the maximum eligible amount of EICP for 2015 (the Eligible Amount).


ANALYSIS OF 2015 EICP PAY-OUT


		Mr. Baker	Mr. Black	Mr. Fees[2]	Mr. Canafax	Mr. Henry
Pre-Spin-Off Performance Period	Earnings From Salary	$243,750	$162,500	N/A	$241,250	$212,175
	Target Percentage	70%	45%	N/A	60%	50%
	Actual Payout (A)[1]	$172,331	$73,125	N/A	$147,645	$107,148
Post-Spin-Off Performance Period	Earnings from Salary	$325,000	$187,500	$250,000	$245,000	$219,350
	Target Percentage	90%	60%	60%	60%	50%
	Weighted Financial Performance Percentage	133.5%	133.5%	133.5%	133.5%	134.2%
	Eligible Amount	$390,487	$150,818	$200,250	$196,245	$147,206
	Actual Pay-Out (B)	$390,487	$150,188	$200,250	$196,245	$147,206
2015 Total EICP[3]	Total 2015 EICP Pay-Out (A+B)	$562,818	$223,313	$200,250	$343,890	$254,354
	Total 2015 Pay-Out Multiplier	117%	116.8%	133.5%	117.8%	117.6%

1   Amounts include discretionary increases of $1,706, $2,895 and $1,060 to the amounts for Mr. Baker, Canafax and Henry, respectively.
2   Mr. Fees was not eligible for the pre-Spin-Off component of the EICP award due to his status as a non-employee director at that time.
3   Mr. Ferland received no EICP payment from the Company, while Messrs. Colatrella and Tarapore received a pro-rated payment in accordance with their severance agreements.

Analysis of Target Percentage. The Compensation Committee set the pre-Spin-Off target percentages indicated in the table during its annual review of executive compensation in February 2015. In connection with their promotions at the Spin-Off, Messrs. Baker and Black received increases in their target percentages, effective as of July 1, 2015. The following table shows the 2015 target annual incentive compensation for each Named Executive based on the executive's target percentage and projected 2015 earnings from salary, relative to his benchmark.

2015 TARGET ANNUAL INCENTIVE COMPENSATION

Named Executive	EICP Target%[1]	% Variance From Median (Survey Data)	% Variance from Median (Proxy Data)
Mr. Baker	90%	11%	N/A
Mr. Black	60%	-8%	N/A
Mr. Fees	60%	—	N/A
Mr. Canafax	60%	14%	-8%
Mr. Henry	50%	—	N/A
Mr. Ferland	100%	-11%	-28%
Mr. Colatrella	70%	-3%	-14%
Mr. Tarapore	60%	0%	N/A

(1)   *The EICP target and market data presented for Messrs. Baker and Black are based on their Spin-Off promotion compensation. Mr. Fees' annual incentive pay-out was prorated from his July 1, 2015 employment date. Each Named Executive's EICP target compensation was calculated by multiplying the applicable EICP Target % by the applicable projected earnings from salary during 2015. See "Executive Compensation – Summary Compensation Table" for each Named Executives' earnings from salary during 2015.*

At the time the Compensation Committee established the 2015 financial goals, it designed the 2015 annual incentive plan to exclude from actual financial results the effect of certain pre-established items that it believed would not reflect operating performance, including (1) expenses associated with restructuring activity or asset acquisitions or dispositions, (2) pension accounting mark-to-market losses, (3) losses in respect of legal proceedings, (4) acquisition related amortization and (5) certain other unusual or non-recurring items.

Analysis of EICP Post Spin-Off Performance Results. The following table summarizes the level of attainment of the post Spin-Off financial and safety results relative to the target goals.

POST-SPIN-OFF PERFORMANCE RESULTS



Analysis of Financial Performance.   The adjusted financial performance results for the post Spin-Off Performance Period achieved a 1.342x pay-out for Mr. Henry, and a 1.335x pay-out for our other Named Executives before taking into account safety and individual performance. These results were adjusted from our GAAP operating income and free cash flow results, which included a $65.7 impact and $60.7 impact, respectively, from cash proceeds we received in the third quarter of 2015 as a result of a favorable litigation outcome. In determining final EICP pay-out amounts, our Compensation Committee exercised negative discretion by applying a downward adjustment to the amount of the EICP pay-outs to reflect financial performance without the favorable impact of these litigation proceeds, but awarded separate and limited cash bonuses to sixteen individuals who played a role in the favorable outcome over the course of the litigation. The total amount awarded among these individuals constituted less than 0.4% of the $94.8 million cash proceeds the Company received due to the favorable outcome. Our operating income results for annual incentive plan purposes also reflected a mandatory, pre-established adjustment to our 2015 GAAP operating income result to exclude the impact of a $52.5 million pension mark-to-market loss, which was largely beyond management's control and did not reflect the Company's 2015 operational performance.

Analysis of Safety and Individual Performance.   The following table sets forth the target and threshold goals applicable to each safety metric and the level of achievement in 2015:

2015 Safety Goals and Actual Results			
Safety Metric	Threshold	Target	Actual Result
TRIR	1.17	0.92	**0.89**
DART	0.42	0.37	**0.30**
EHS BP	None	97%	**100%**
Total Safety Multiplier	4%	10%	**10%**

Our Named Executives are also evaluated on pre-established individual performance goals. For Messrs. Fees and Baker, the Compensation Committee evaluates their individual performance based on the following criteria: (1) leadership; (2) strategic planning; (3) financial results; (4) succession planning; (5) communications; and (6) Board relations. Our other Named Executives are evaluated on performance goals specific to their respective roles and responsibilities. No negative discretion was applied towards the individual performance results of our Named Executives for 2015.

LONG-TERM INCENTIVE COMPENSATION

Analysis of 2015 Target Long-Term Incentive Awards.   In determining the type and mix of stock granted to our Named Executives, the Compensation Committee seeks to maintain a strong correlation between pay and performance while promoting retention of key employees. The Compensation Committee allocated 2015 long-term incentive compensation (other than the spin-off awards for our Named Executives discussed on the following pages) as follows:

34% Stock Options
(3-year ratable vesting)

33% RSUs
(3-year ratable vesting)

33% RSUs
(3-year cliff vesting)

Although we have historically included performance shares as a significant portion of our long-term incentive award, the Spin-Off presented unique challenges for incorporating long-term performance metrics in our 2015 compensation program, including the risk of selecting long-term performance metrics and goals in advance of the Spin-Off that resulted in incentives that were misaligned with each company's unique strategies and goals following the Spin-Off. Consequently, our Compensation Committee determined not to include performance shares as a long-term incentive for 2015. However, in order to maintain a performance element to our 2015 long-term incentive program, the committee increased the proportion of stock options from 25% to 34% of the long-term compensation mix for 2015.

For 2016, the Committee has returned performance-based stock awards to long-term incentive mix and increased the proportion of this award vehicle to 60% of the total long-term incentive mix, while also eliminating the use of stock options as an award vehicle.

For more information regarding the 2015 restricted stock units and stock options, see the Grants of Plan-Based Awards table under "Compensation of Executive Officers" below and disclosures under "Compensation of Executive Officers – Estimated Future Payouts Under Equity Incentive Plan Awards."

Value of 2015 Target Long-Term Incentive Compensation.   The following table shows the 2015 target long-term incentive compensation for each Named Executive relative to his benchmark.

2015 TARGET LONG-TERM INCENTIVE COMPENSATION

Named Executive	Target Value[1]	% Median (Survey Data)[2]	Median (Proxy Data)[2]
Mr. Baker	$1,500,000	8%	N/A
Mr. Black	$ 450,000	-3%	N/A
Mr. Fees	$ 1,000,00	—	N/A
Mr. Canafax	$ 750,000	60%	20%
Mr. Henry	$ 375,000	—	N/A
Mr. Ferland	$4,200,000	-6%	-10%
Mr. Colatrella	$1,000,000	11%	-20%
Mr. Tarapore	$ 450,000	-3%	N/A

(1)   The amount reported for Mr. Fees excludes the value of a stock award Mr. Fees received as a non-employee director prior to the Spin-Off. The value of the target long-term incentive compensation represents the nominal value used to determine the number of shares, units or stock options granted as long-term compensation, rather than the grant date fair value computed for financial reporting purposes in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718"). For a discussion of the grant date fair values, see "Summary Compensation Table" in "Executive Compensation" on the following pages.

(2)   Survey and proxy data reported for Messrs. Baker and Black reflect data for their promotion salaries, which was set based on our post-Spin-Off company size. Mr. Baker's benchmark was a composite of CEO and COO market data in recognition of our Executive Chairman position.

The Compensation Committee set Mr. Baker's target long-term incentive compensation at a value it determined appropriate relative to the median long-term incentive compensation applicable to him. The survey data and proxy data reported for Mr. Canafax do not take into account his additional responsibilities as our Chief Compliance Officer, and the Committee also considered internal equity considerations when determining that a higher long-term incentive award value was warranted in his case.

Sizing Long-Term Incentive Compensation.   When granting stock, the Compensation Committee targets a dollar value, rather than a number of shares, units or options. The number of restricted stock units and stock options granted can be expressed through the following formula:

$$\text{target value (\$) / stock valuation (\$)}$$

The target value was set by the Compensation Committee as previously discussed. The stock valuation was determined by Hay Group based on the closing price of our common stock on the New York Stock Exchange on the date of grant. For restricted stock units, Hay Group adjusted the closing price to reflect the conditions of the stock grants, such as the vesting conditions and transfer restrictions. For stock options, Hay Group used a Black-Scholes model to determine valuation. To ensure that restricted stock units and stock options vest in equal installments during the three-year vest term, the number of shares calculated was rounded to the nearest multiple of three. Because FASB ASC 718 does not calculate grant date fair values for financial reporting purposes using the same valuation, the target values of long-term incentive compensation may differ from the grant date fair values reported on the Summary Compensation Table and Grants of Plan Based Awards table.

SPIN-OFF COMPENSATION ARRANGEMENTS AND EQUITY CONVERSIONS

Spin-Off Arrangements

In connection with the Spin-Off, we entered into special agreements with Messrs. Baker, Black, Canafax, Henry and Ferland (the "spin-off agreements") and severance agreements with Messrs. Fees, Colatrella and Tarapore (the "severance agreements") to promote leadership continuity through the Spin-Off and to retain management for BWE and our Company who possess experience with both companies' operations. To incentivize our officers to successfully complete the Spin-Off, the spin-off agreements entitled each of Messrs. Baker, Black, Canafax, Henry and Ferland to a one-time grant of restricted Company common stock (referred to as the Spin-Off Award) only if the Spin-Off was approved by our Board of Directors and the record date for the Spin-Off was established, which occurred on, June 8, 2015. Each Spin-Off Award vested one-third on the 30th day following the effective date of the Spin-Off and two-thirds on the first anniversary of the effective date of the Spin-Off, so long as the applicable Named Executive remains continuously employed through the applicable vesting date. To promote leadership continuity for BWE following the proposed Spin-Off, Mr. Ferland's spin-off agreement also provides him with a one-time cash award equal to two times the sum of Mr. Ferland's salary in effect on the date of his spin-off agreement plus his 2014 target bonus under the EICP, 50% of which will be paid on each of the second and third anniversaries of the effective date of the Spin-Off, if Mr. Ferland remains continuously employed with BWE at each such date. Lastly, to incentivize our management team to set up both companies for success following the Spin-Off and align their interests with our shareholders, the Spin-Off Awards were designed to be comprised of the stock of both companies once the Spin-Off occurred.

For more information on the spin-off agreements and the severance agreements, see "Executive Compensation – Potential Payments Upon Termination or Change in Control" on the following pages.

The spin-off agreements and the severance agreements generally provide for certain severance benefits and payments if the applicable Named Executive's employment is terminated prior to or after the effective date of a restructuring transaction by the Company without "cause" or by the Named Executive for "good reason" (each as defined in the spin-off agreements and the severance agreements) prior to (1) the effective date of the Spin-Off in the case of Mr. Ferland, and (2) the first anniversary (second anniversary for Mr. Canafax) of the effective date of a restructuring transaction for our other Named Executives.

Treatment of Outstanding Long-Term Incentive Awards at the Spin-Off

Our Compensation Committee adopted a two-fold approach to the treatment of outstanding long-term incentive awards at the Spin-Off to promote the dual objectives of aligning the management teams of both companies with the performance of their post-Spin-Off businesses while also maintaining management focus on the execution of both businesses leading up to the Spin-Off. In general, the goal of all Spin-Off-related equity award adjustments was to preserve the intrinsic value immediately prior to the Spin-Off of the outstanding award. Accordingly, the table below describes the treatment of each type of outstanding equity award to our Named Executives at the Spin-Off and how that treatment aligned with these objectives. Except as noted below, the adjustments preserved the same general terms and conditions and vesting schedule as the original awards.

Outstanding Award Type	Spin-Off Treatment	How Treatment Aligned with Objectives
Stock Option Awards Granted in 2015	• Replaced with an adjusted option to purchase BWXT common stock (or BWE Common Stock in the case of Mr. Ferland, who became an officer of BWE at the Spin-Off). • Adjusted to preserve the ratio of the exercise price to the fair market value of the stock subject to the option by adjusting the number of shares purchasable and the exercise price, by reference to the volume-weighted-average trading price of the Company common stock trading "regular way" on the distribution date and the simple average of the volume-weighted-average trading price of the BWXT common stock on each of the first three trading days following the distribution date.	• Promote management focus on stock price performance of the employee's post-Spin-Off business. • 100% of the option was unvested at the time of the Spin-Off. Adjustment aligned the interest of employees with their post Spin-Off company for the full term of the option.

Stock Option Awards Granted Prior to 2015	• Replaced with both (1) an adjusted BWXT stock option and (2) a substitute BWE stock option. • Both options, when combined, had terms generally intended to preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option, by reference to the ratio of one share of BWE common stock being distributed for every two shares of BWXT common stock in the Spin-Off, the volume-weighted-average trading price of the BWXT common stock trading "regular way" on the distribution date and the simple average of the volume-weighted-average trading price of the Company common stock and BWE common stock on each of the first three trading days following the Spin-Off distribution date.	• Promote management focus on performance of both companies leading up to the Spin-Off by ensuring members of management would retain equity/risk of loss in both businesses regardless of their post-Spin-Off roles. • Treat pre-Spin-Off award holders similar to shareholders in the Spin-Off.
RSU Awards Granted in 2015 (other than Spin-Off Awards)	• Replaced with adjusted BWXT awards (BWE awards in the case of Mr. Ferland), each of which will generally preserve the value of the original award immediately prior to the Spin-Off.	• Fully align management with the interests and performance of post-Spin-Off business where he or she would serve.
RSU Awards Granted prior to 2015 **Vested deferred RSUs**	• Recipients received a BWE award, the amount of which was determined by reference to the ratio of one share of BWE common stock distributed in the Spin-Off for every two shares of Company common stock in the Spin-Off and which, when combined with the original BWXT award, generally preserved the value of the original award immediately prior to the Spin-Off.	• Incentivize management to set up both post-Spin-Off companies for success by providing stock in both companies. • Treat award holders similar to stockholders in the Spin-Off by using same ratio of BWXT and BWE shares as used in the Spin-Off.
Spin-Off Awards	• Recipients received the Spin-Off distribution of BWE shares at the same ratio as other BWXT stockholders (one share of BWE common stock for every two shares of Company common stock in the Spin-Off) which, when combined with the original Spin-Off Award, generally preserved the intrinsic value of the original award immediately prior to the Spin-Off.	• Incentivize management to set up both post-Spin-Off companies for success by providing stock in both companies • Treat award holders similar to stockholders in the Spin-Off by using same ratio of BWXT and BWE shares as used in the Spin-Off.
Performance Share Awards	• Generally converted into unvested rights to receive the value of deemed target performance in unrestricted shares of a combination of BWXT common stock and BWE common stock, determined by reference to the ratio of one share of BWE common stock being distributed for every two shares of BWXT common stock in the Spin-Off.	• Incentivize management to set up both post-Spin-Off companies for success by providing stock in both companies. • Promote focus on long-term performance and retention. • Treat award holders similar to stockholders in the Spin-Off.

SECTION 4: OTHER BENEFITS AND PRACTICES

OTHER BENEFITS AND PERQUISITES

Subject to applicable eligibility rules, our Named Executives receive all of the benefits offered to other BWXT employees generally, including medical and other health and welfare benefits and participation in our qualified defined plans. We offer these benefits to our Named Executives and other employees to promote retention. Our Named Executives receive additional limited perquisites, which we provide to attract and retain key personnel.

We provide the following perquisites to our Named Executives: relocation and temporary housing assistance, travel allowance, annual physicals, tax and financial planning services, reimbursement of limited expenses in connection with a spouse accompanying them on business travel and other miscellaneous items. We believe the personal benefits offered to our Named Executives are reasonable and appropriate. We also provide our Named Executives with limited tax assistance with respect to relocation and the reimbursement of limited spousal expenses discussed above. For relocation, the Company provides tax assistance to Named Executives on the same basis provided to other employees receiving relocation assistance.

For a description of the values and valuation methodology associated with perquisites provided in 2015, see the notes and narratives to the Summary Compensation Table under "Compensation of Executive Officers" below.

RETIREMENT BENEFITS

Overview. We provide retirement benefits through a combination of (1) qualified and non-qualified defined benefit pension plans (our "Pension Plans"), (2) qualified and non-qualified defined contribution retirement plans (our "Thrift Plans"), and (3) a supplemental non-qualified defined contribution executive retirement plan. Due to the volatility, cost and complexity associated with defined benefit plans and evolving employee preferences, we have taken steps over the past several years to shift away from traditional defined benefit plans toward defined contribution plans by closing our pension plans to new and unvested salaried employees and freezing benefit accruals for existing salaried participants with less than five years of credited service. In 2012, we announced that all benefit accruals for salaried employees still accruing benefits under the Pension Plans would be frozen following a transition period. Those benefit accruals were frozen effective December 31, 2015. In lieu of future defined benefit plan accruals under those plans, we provide additional cash contributions to eligible employees' Thrift Plan account (the "Service-Based Thrift Contribution"), discussed below.

Pension Plans. As a result of the recent changes in eligibility requirements, none of our Named Executives other than Mr. Baker, Mr. Black and Mr. Fees participate in our Pension Plans, which are comprised of qualified and non-qualified excess retirement plans. The excess plan covers a small group of highly compensated employees whose ultimate benefits under the qualified Pension Plans are reduced by Internal Revenue Code ("IRC") limits on the amount of benefits which may be provided, and on the amount of compensation which may be taken into account in computing benefits. Benefits under the non-qualified excess plan in which our Named Executives participate are paid from the general assets of the Company. See the "Pension Benefits" table under "Compensation of Executive Officers" below for more information regarding the Pension Plans.

Thrift Plans. We maintain two primary defined contribution retirement plans: (1) a broad-based, qualified 401(k) plan (our "401(k) Plan") and (2) a non-qualified restoration plan (our "Restoration Plan"). All of our Named Executives participated in the 401(k) Plan in 2015. Our Compensation Committee established the Restoration Plan to (1) more closely align our executive retirement plans with general and industrial market practices as indicated by Hay Group benefit data, (2) ensure the competitiveness of retirement benefits for our executives who are not eligible to participate in our Pension Plans, and (3) mirror the dual qualified and non-qualified plan design of our Pension Plans. Our Restoration Plan seeks to restore benefits provided by our 401(k) Plan that are precluded by IRC limits on eligible compensation and total contributions. The Restoration Plan contains the same principal components as our 401(k) Plan.

All of our Named Executives other than Mr. Fees participated in our Restoration Plan in 2015. Our obligations under the Restoration Plan are unfunded and plan benefits are payable from the general assets of the Company.

Supplemental Plans. We also maintain a supplemental executive retirement plan (our "SERP") through which we provided annual contributions to participants' notional accounts in 2015. The SERP also provides participants with additional opportunities to defer the payment of certain compensation earned from us. In 2016, we discontinued Company contributions to participants' SERP accounts, but participants may still make individual contributions to their notional accounts.

Under SERP eligibility guidelines adopted by the Compensation Committee, executives must generally have completed at least one year of service with us or one of our subsidiaries as a "reporting person" for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or as an executive with direct responsibility over operations to be eligible for company contributions in their SERP accounts. Based on these guidelines, Messrs. Baker, Black, Canafax, Ferland, Colatrella and Tarapore participated in our SERP in 2015. Messrs. Fees and Henry did not meet the requirements for eligibility for Company contributions under the guidelines.

See the "Nonqualified Deferred Compensation" table and accompanying narrative under "Compensation of Executive Officers" below for more information about the Restoration Plan and SERP.

SEVERANCE ARRANGEMENTS

BWXT Severance Plan.   Prior to 2012, we maintained a broad-based severance plan to provide a measure of financial assistance to eligible employees who are involuntarily terminated in connection with a permanent reduction in force. In 2012, in consultation with Hay Group, the Compensation Committee approved the replacement of our broad-based plan with a new modified plan and approved a new executive severance plan. For our Named Executives, however, the severance benefits payable under their spin-off agreements (or severance agreement in the case of Messrs. Fees, Colatrella and Tarapore) are in lieu of any benefits payable under our executive severance plan. See "Compensation of Executive Officers — Potential Payments Upon Termination or Change In Control" below for more information on the spin-off and severance agreements with our Named Executives.

Change-in-Control Agreements.   The Compensation Committee has offered change-in-control agreements to executives, including Named Executives, since 2010. We believe change-in-control agreements protect stockholders' interests by serving to:

- attract and retain top-quality executive management;

- assure both present and future continuity of executive management in the event of a threatened or actual change in control; and

- ensure the objective focus of executive management in the evaluation of any change in control opportunities.

Our change-in-control agreements contain what is commonly referred to as a "double trigger," that is, they provide benefits only upon a qualified termination of the executive within one year following a change in control. Stock awards, however, are subject to separate agreements, which vest outstanding stock immediately on the occurrence of a change in control, regardless of whether there is a subsequent termination of employment. Additionally, the change-in-control agreements do not provide any tax gross-up on the benefits following a qualified termination. Instead, the change-in-control agreements contain a "modified cutback" provision, which acts to reduce the benefits payable to an executive to the extent necessary so that no excise tax would be imposed on the benefits paid, but only if doing so would result in the executive retaining a larger after-tax amount. The provision was included with the intent of benefiting the Company by seeking to preserve the tax deductibility of the benefits paid under the agreement, without compromising the objectives for which the agreement was approved.

See the "Potential Payments Upon Termination or Change in Control" tables under "Compensation of Executive Officers" below and the accompanying disclosures for more information regarding the change in control agreements with our Named Executives, events considered to be change in control events and other plans and arrangements that have different trigger mechanisms relating to a change in control.

OTHER COMPENSATION POLICIES AND PRACTICES

Stock Ownership Guidelines.   We maintain stock ownership guidelines for our executives and non-management directors. These guidelines establish minimum stock ownership levels of two to five times annual base salary for our executives, and five times annual base retainer for non-management directors. The ownership multiple applicable to our Named Executives are:

- Executive Chairman, Chief Executive Officer and non-management directors – Five (5)

- Other Named Executives – Three (3)

Directors and executives have five years to achieve their respective minimum ownership levels. The Governance Committee annually reviews the compliance with these guidelines and has discretion to waive or modify the stock ownership guidelines for directors and executives. No executive or director is authorized to sell any shares of our common stock (other than to satisfy applicable withholding tax obligations resulting from a transaction involving such stock or to cover the exercise price of stock options) unless they have met their respective guideline.

Timing of Stock Awards.   To avoid timing stock awards ahead of the release of material nonpublic information, the Compensation Committee generally approves our annual stock-based awards effective as of the third day following the filing of our annual report on Form 10-K or quarterly report on Form 10-Q with the Securities and Exchange Commission. We have followed this practice for all long-term incentive compensation grants to Named Executives since our spin-off from McDermott, subject to certain limited exceptions.

Hedging, Pledging and Short Sale Policies.   We also maintain a policy that prohibits all directors, officers and employees from trading in puts, calls or other options on BWXT's common stock and otherwise engaging in hedging transactions that are designed to hedge or offset any decrease in the market value of our common stock. The directors, officers and employees are also prohibited from pledging company securities and engaging in short sales of company securities.

Clawbacks.   Since 2011, incentive compensation awards include provisions allowing us to recover excess amounts paid to individuals who knowingly engaged in a fraud resulting in a restatement.

PROXY DATA — CUSTOM PEER GROUP USED FOR 2015 COMPENSATION (PRE-SPIN-OFF)

AECOM Technology Corporation	Hubbell Inc.	Rockwell Collins, Inc.
Chicago Bridge & Iron Company	Huntington Ingalls Industries, Inc.	Scana Corporation
Curtiss-Wright Corporation	Jacobs Engineering Group, Inc.	SPX Corporation
Fluor Corporation	KBR, Inc.	*URS Corporation
Flowserve Corporation	L-3 Communications Holdings Inc.	
*Foster Wheeler AG	MasTec, Inc.	

*   Not included in total shareholder return calculations as a result of being acquired in late 2014.

PROXY DATA —CUSTOM PEER GROUP APPROVED FOR 2016 COMPENSATION

Set forth below are the peer companies we have selected as our secondary benchmark for 2016 compensation purposes.

AAR Corp	Ducommun Incorporated	Huntington Ingalls Industries, Inc.
Aerojet Rocketdyne Holdings, Inc.	Engility Holdings Inc.	Kratos Defense & Security Solutions,Inc.
Astronics Corporation	Esterline Technologies Corporation	Moog Inc.
B/E Aerospace, Inc.	Harris Corporation	Orbital ATK, Inc.
Cubic Corporation	HEICO Corp.	Teledyne Technologies Incorporated
Curtiss-Wright Corporation	Hexcel Corporation	TransDigm Group Incorporated

COMPENSATION COMMITTEE REPORT

The following report of the Compensation Committee shall not be deemed to be "soliciting material" or to otherwise be considered "filed" with the SEC or be subject to Regulation 14A or 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that BWXT specifically incorporates it by reference into such filing.

We have reviewed and discussed the Compensation Discussion and Analysis with BWXT's management and, based on our review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

Charles W. Pryor, Jr., Chairman
Richard W. Mies
Robert L. Nardelli

COMPENSATION OF EXECUTIVE OFFICERS

The following table summarizes prior compensation of our Named Executives for the time periods in which each was a Named Executive.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1]	Bonus[2]	Stock Awards[3]	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
Peyton S. Baker, Chief Executive Officer & President	2015	$568,750	$ 0	$2,305,895	$ 643,842	$ 562,818	$391,103	$ 69,334	$4,541,742
	2014	$447,917	$ 0	$ 474,360	$ 184,903	$ 432,048	$704,059	$ 53,889	$2,297,176
David S. Black, Senior Vice President, Chief Financial Officer & Treasurer	2015	$350,000	$15,000	$ 921,198	$ 192,443	$ 223,313	N/A	$ 86,342	$1,788,296
John A. Fees, Executive Chairman	2015	$250,000	$25,000	$1,119,958	$ 0	$ 200,250	N/A	$ 147,244	$1,742,452
James D. Canafax, Senior Vice President, General Counsel, Chief Compliance Officer & Corporate Secretary	2015	$486,250	$75,000	$2,103,476	$ 318,163	$ 343,890	N/A	$ 140,326	$3,467,105
	2014	$470,000	$ 0	$ 577,143	$ 225,819	$ 346,713	N/A	$ 84,865	$1,704,540
	2013	$447,250	$ 0	$ 578,505	$ 212,446	$ 185,484	N/A	$ 79,422	$1,503,107
Joseph G. Henry, President, BWXT Nuclear Operations Group, Inc.	2015	$431,525	$ 0	$ 596,695	$ 159,071	$ 254,354	N/A	$ 297,366	$1,739,011
E. James Ferland, Former Chief Executive Officer	2015	$400,583	$ 0	$5,891,860	$1,781,684	$ 0	N/A	$ 195,970	$8,270,097
	2014	$937,500	$ 0	$3,320,748	$1,299,160	$1,090,031	N/A	$ 252,21	$6,899,658
	2013	$893,750	$ 0	$2,651,485	$ 973,741	$ 617,760	N/A	$ 130,936	$5,267,672
Anthony S. Colatrella, Former Chief Financial Officer	2015	$261,314	$ 0	$ 714,097	$ 424,211	$ 184,253	N/A	$1,926,580	$3,510,455
	2014	$507,975	$ 0	$ 790,640	$ 309,319	$ 427,695	N/A	$ 111,328	$2,146,957
	2013	$491,250	$ 0	$ 787,438	$ 289,179	$ 237,686	N/A	$ 88,023	$1,893,576
Kairus K. Tarapore, Former Chief Administrative Officer	2015	$202,545	$ 0	$ 321,382	$ 190,890	$ 122,735	N/A	$1,425,804	$2,263,356

(1) See "Salary" below for a discussion of the amounts reported in this column.
(2) See "Bonus" below for a discussion of the amounts reported in this column.
(3) See "Stock and Option Awards" below for a discussion of the amounts included in this column.
(4) See "Non-Equity Incentive Plan Compensation" below for a discussion of the amounts included in this column.
(5) See "Change in Pension Value and Nonqualified Deferred Compensation Earnings" below for a discussion of the amounts included in this column.
(6) See "All Other Compensation" below for a discussion of the 2015 amounts included in this column.

Salary. Amounts reported in the "Salary" column above include amounts that have been deferred under our qualified and non-qualified deferred compensation plans. The 2015 salary paid to Mr. Fees represents the amount of salary paid from the date he commenced employment with the Company on July 1, 2015.

Bonus. Amounts reported in the "Bonus" column for Messrs. Black, Fees and Canafax represent a one-time cash bonus awarded due to their respective roles in the Company receiving $94.8 million in cash from a favorable litigation outcome in 2015. The total amount of bonuses awarded to all individuals in respect of this favorable outcome, including our Named Executives, constituted less than 0.4% of the cash proceeds received by the Company.

Stock and Option Awards. The amounts reported in the "Stock Awards" and "Option Awards" columns for each Named Executive represent the aggregate grant date fair value of all stock and option awards granted to Named Executives in 2015 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, excluding the effect of estimated forfeitures. For a discussion of the valuation assumptions used in determining the grant date fair value, see Note 9 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2015.

The amounts reported in the "Stock Awards" column include the grant date fair values of restricted stock units awarded to our Named Executives in 2015. The amount reported for Mr. Fees includes the grant date fair value of an award he received prior to the Spin-Off in his role as a non-employee director. The amounts reported in the same columns for Messrs. Baker, Black, Canafax, Henry and Ferland include the grant date fair values of the Spin-Off Awards each of them received in June 2015 when our Board of Directors approved the Spin-Off. The grant date fair value for each of the Spin-Off Awards is as follows:

SPIN-OFF AWARDS

Named Executive	Grant Date Fair Value
Mr. Baker	$1,234,939
Mr. Black	$ 599,914
Mr. Canafax	$1,567,910
Mr. Henry	$ 328,958
Mr. Ferland	$2,892,682

See the "Grants of Plan-Based Awards" table for more information regarding the stock and option awards granted to our Named Executives in 2015.

Non-Equity Incentive Plan Compensation. The amounts reported in the "Non-Equity Incentive Plan Compensation" column are attributable to the annual incentive awards earned under our EICP. The amount reported for Messrs. Tarapore and Colatrella represented a pro-rated annual incentive award through the date of their respective termination from employment. See the "Grants of Plan-Based Awards" table for more information regarding the annual incentive awards earned in 2015.

Change in Pension Value and Nonqualified Deferred Compensation Earnings. The amounts reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column represent the changes in actuarial present values of the accumulated benefits under defined benefit plans, determined by comparing the prior completed fiscal year end amount to the covered fiscal year end amount. The discount rates applicable to our pension plans are 4.30% and 4.21% for the Qualified Plan and Excess Plan, respectively, at December 31, 2015. The discount rate applicable to our pension plans at December 31, 2014 and December 31, 2013 was 4.0% and 4.8%, respectively. In the case of Mr. Fees, change in actuarial present value was a negative number (-$271,476).

All Other Compensation. The amounts reported for 2015 in the "All Other Compensation" column are attributable to the following:

ALL OTHER COMPENSATION

	SERP Contribution	Thrift Plan Contributions	Restoration Plan Contributions	Tax Reimbursements	Dividend Equivalents	Severance Payments	Perquisites	Non-Employee Director Retainors
Mr. Baker	$32,218	$ 7,950	$ 7,058	$ 2,646	$19,462	—	—	—
Mr. Black	$20,767	$ 7,238	$ 2,950	$ 81	$ 8,471	—	$ 46,835	—
Mr. Fees	—	$ 4,063	—	—	$10,681	—	—	$132,500
Mr. Canafax	$32,774	$20,125	$19,283	—	$21,366	—	$ 46,778	—
Mr. Henry	—	$17,478	$12,853	$53,173	$ 8,691	—	$205,171	—
Mr. Ferland	$77,763	$15,900	$ 8,064	—	$94,243	—	—	—
Mr. Colatrella	$37,283	$15,513	$ 3,149	—	$13,068	$1,843,598	$ 13,969	—
Mr. Tarapore	$26,933	$14,507	$ 990	—	$ 5,509	$1,364,198	$ 13,667	—

SERP Contribution. See the "Nonqualified Deferred Compensation" table for more information regarding these amounts and our SERP.

Thrift Plan Contributions and Restoration Plan Contributions. The amounts reported in these columns represent the total amount of matching and service-based contributions made to each Named Executive under our

Thrift Plan and our Restoration Plan, respectively. Under our Thrift Plan, we will match 50% of employee's contributions, up to 6%. Under our Restoration Plan, we will match 50% of the first 6% of employee's deferral contributions. For information regarding our Thrift Plan and Restoration Plan matching contributions and service-based contributions, see "Compensation Discussion and Analysis – Other Benefits and Practices – Retirement Benefits" above.

Tax Reimbursements. The amount reported for Mr. Baker was provided for income imputed to him in connection with he and his spouse attending Company business. The amount reported for Mr. Black was for income imputed to him as a result of his spouse accompanying him on Company business. The amount reported for Mr. Henry was provided for income imputed to him as a result of his relocation from Tennessee to Virginia and his spouse accompanying him on Company business.

Dividend Equivalents. The amounts listed in this column for each Named Executive represent the value of dividend equivalents credited to their unvested restricted stock unit awards in 2015. The amounts reported for Messrs. Fees, Ferland, Colatrella and Tarapore also include the value of dividend equivalents credited to vested restricted stock units that they have elected to defer pursuant to the terms of the 2010 Long Term Incentive Plan of BWX Technologies, Inc. as amended and restated July 1, 2015 (the "2010 LTIP"). Each dividend equivalent is equal to either $0.10 per share or $0.06 per share of common stock underlying the unvested or deferred restricted stock unit for dividends paid to shareholders of the Company during 2015. Dividend equivalents credited to unvested restricted stock units are subject to the same vesting period as the restricted stock units with respect to which the dividend equivalents are paid. Dividend equivalents credited to deferred restricted stock units are subject to the same deferral period as the restricted stock units with respect to which the dividend equivalents are paid.

Severance Payments. The amounts reported in this column for Messrs. Colatrella and Tarapore are attributable to amounts paid to each of them pursuant to the terms of their Severance Agreements entered into in November 2014 in connection with our announcement of plans to pursue the Spin-Off. For more information on the amounts reported in this column and the terms of their Severance Agreement, see "Potential Payments upon Termination or Change In Control" on the following pages.

Perquisites. In accordance SEC rules, perquisites and other personal benefits received by a Named Executive are not included if their aggregate value does not exceed $10,000. The values of the perquisites and other personal benefits reported for our Named Executives in 2015 are as follows:

- The $46,835 reported for Mr. Black is attributable to $45,000 for a travel allowance, entertainment at a company event and costs associated with his spouse accompanying him on company business.

- The $46,778 reported for Mr. Canafax is attributable to $45,000 for a travel allowance, entertainment at a company event and costs associated with his spouse accompanying him on company business.

- The $205,171 reported for Mr. Henry is attributable to $203,874 of costs associated with his relocation from Tennessee to Virginia and costs associated with his spouse accompanying him on company business.

- The $13,969 and 13,667 reported for Messrs. Colatrella and Tarapore are for financial planning services (and, for Mr. Colatrella, also the costs associated with his spouse accompanying him on company business).

We calculate all perquisites and personal benefits based on the incremental cost we incur to provide such benefits. For relocation, that includes costs paid to the employee and to third parties for the benefit of the employee, without regard to whether those costs are deductible to the employee. However, we exclude any payments by us to the third party that manages our relocation program, which would have been incurred without the employee's relocation and therefore are not "incremental." For financial planning services, we compute incremental cost based on the sum of (1) the actual cost incurred by us for the financial planning service for the applicable Named Executive and (2) a pro-rated portion of the fee our company pays to the third party firm that provides the financial planning services.

Non-Employee Director Fees. The amounts reported in this column for Mr. Fees are attributable to retainer payments he received in 2015 for serving as a non-employee director prior to his appointment as Executive Chairman at the Spin-Off.

GRANTS OF PLAN-BASED AWARDS

The following table provides additional information on stock awards, option awards and non-equity incentive plan awards made to our Named Executives during the year ended December 31, 2015.

Name	Grant Date	Committee Action Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units[2][3]	All Other Option Awards: Number of Securities Underlying Options[3][4]	Exercise or Base Price of Option Awards[5]	Grant Date Fair Value of Stock and Option Awards[6]
			Threshold	Target	Maximum				
Peyton S. Baker									
	02/23/15	02/23/15	$316,875	$463,125	$755,625				
	03/02/15	02/23/15				9,215			$ 217,615
	03/02/15	02/23/15				8,928			$ 210,843
	06/08/15	06/08/15				40,623			$1,234,939
	07/01/15	07/01/15				13,348			$ 326,359
	07/01/15	07/01/15				12,930			$ 316,139
	03/02/15	02/23/15					49,740	$23.62	$ 254,526
	07/01/15	07/01/15					73,734	$24.45	$ 389,316
David S. Black									
	02/23/15	02/23/15	$129,375	$185,625	$298,125				
	03/02/15	02/23/15				3,944			$ 93,131
	03/02/15	02/23/15				4,069			$ 96,099
	06/08/15	06/08/15				19,734			$ 599,914
	07/01/15	07/01/15				2,658			$ 64,988
	07/01/15	07/01/15				2,743			$ 67,066
	03/02/15	02/23/15					21,969	$23.62	$ 112,419
	07/01/15	07/01/15					15,156	$24.45	$ 80,024
John A. Fees									
	02/23/15	02/23/15	$ 75,000	$150,000	$300,000				
	05/11/15	04/30/15				3,590			$ 119,978
	07/01/15	07/01/15				40,899			$ 999,981
James D. Canafax									
	02/23/15	02/23/15	$218,250	$291,750	$438,750				
	03/02/15	02/23/15				11,159			$ 263,531
	03/02/15	02/23/15				11,520			$ 272,034
	06/08/15	06/08/15				51,576			$1,567,910
	03/02/15	02/23/15					62,176	$23.62	$ 318,163
Joseph G. Henry									
	02/23/15	02/23/15	$160,925	$215,763	$325,438				
	03/02/15	02/23/15				5,760			$ 136,017
	03/02/15	02/23/15				5,578			$ 131,719
	06/08/15	06/08/15				10,821			$ 328,958
	03/02/15	02/23/15					31,086	$23.62	$ 159,071
E. James Ferland									
	02/23/15	02/23/15	$241,063	$482,125	$964,250				
	03/02/15	02/23/15				47,727[7]			$1,475,719
	03/02/15	02/23/15				49,271[7]			$1,523,459
	06/08/15	06/08/15				95,154			$2,892,681
	03/02/15	02/23/15					265,923[7]	$30.92[7]	$1,781,684
Anthony S. Colatrella[8]									
	02/23/15	02/23/15	$ 92,127	$184,253	$368,506				
	03/02/15	02/23/15				15,360			$ 362,723
	03/02/15	02/23/15				14,879			$ 351,375
	03/02/15	02/23/15					82,900	$23.62	$ 424,211
Kairus K. Tarapore[8]									
	02/23/15	02/23/15	$ 61,368	$122,735	$245,470				
	03/02/15	02/23/15				6,912			$ 163,227
	03/02/15	02/23/15				6,697			$ 158,156
	03/02/15	02/23/15					37,304	$23.62	$ 190,890

(1) Amounts shown represent the range of potential payouts under our annual incentive compensation plan. See "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" below for a discussion of the amounts included in this column. The actual amounts paid to our Named Executives are included in the Non-Equity Incentive Plan Compensation column of the "Summary Compensation Table" above.

(2) Amounts shown represent shares of our common stock underlying restricted stock units. See "All Other Stock Awards" below for a discussion of the amounts included in this column.

(3) The number of securities underlying awards granted prior to July 1, 2015 were adjusted for the Spin-Off, with the exception of securities underlying the restricted stock units and options granted to Mr. Ferland on March 2, 2015. See "Compensation Discussion and Analysis – Compensation Structure – Treatment of Long-Term Incentive Awards at the Spin-Off" for additional information.

(4) Amounts shown represent the number of shares of our common stock underlying stock options. See "All Other Option Awards" below for a discussion of the amounts included in this column.

(5) The exercise prices of option awards granted prior to July 1, 2015 were adjusted for the Spin-Off, with the exception of the exercise price of the option awards granted to Mr. Ferland. These adjustments were made to preserve the intrinsic value of the original option, as well as the ratio of the exercise price to the fair market value of the stock subject to the option. See "Compensation Discussion and Analysis – Compensation Structure – Treatment of Long-Term Incentive Awards at the Spin-Off" for additional information.

(6) See "Grant Date Fair Value of Stock and Option Awards" below for a discussion of the amounts included in this column.

(7) Amounts shown reflect the number or exercise price of pre-adjusted securities granted to Mr. Ferland prior to the Spin-Off. These amounts have not been adjusted because these awards were converted to awards of Babcock & Wilcox Enterprises, Inc. in connection with the Spin-Off.

(8) Mr. Colatrella and Mr. Tarapore forfeited all of their equity awards granted in 2015.

Estimated Future Payouts Under Non-Equity Incentive Plan Awards

The amounts shown in this column reflect the threshold, target and maximum pay opportunities for each Named Executive under the EICP for 2015. Generally, EICP payout depends on three principal factors: (1) financial performance, (2) the Named Executive's target percentage, and (3) the Named Executive's earnings from base salary. For 2015, the target percentage for each Named Executive was as follows:

Named Executive	Target Percentage through 6/30/2015 (% of Salary)	Target Percentage effective 7/1/2015 (% of Salary)
Peyton S. Baker	70%	90%
David S. Black	45%	60%
John A. Fees	—	60%
James D. Canafax	60%	60%
Joseph G. Henry	50%	50%
E. James Ferland	100%	—
Anthony S. Colatrella	70%	—
Kairus K. Tarapore	60%	—

For each Named Executive except Mr. Fees, non-equity incentive compensation for the period from January 1, 2015 through June 30, 2015 (the "pre-spin period") was paid out at the target percentage, regardless of financial performance levels achieved, using such Named Executive's base salary earned during that period. For those Named Executives who remained with the Company following the spin-off (i.e., Messrs. Baker, Black, Fees, Canafax and Henry), non-equity incentive compensation for the period from July 1, 2015 to December 31, 2015 (the "post-spin period") was paid out based on the achievement of performance conditions. For example, Mr. Baker's 2015 non-equity incentive compensation will be a combination of (a) 70% of his base salary earned during the pre-spin period and (b) 90% of his base salary earned during the post-spin period, as adjusted by the level of achievement of performance conditions.

The amounts reflected in the "target" column of the "Grants of Plan Based Awards" table represent the value of the payout opportunity under the EICP at target financial performance levels.

The amounts shown in the "maximum" column represent the maximum payout opportunity in 2015. The amounts shown in the "threshold" column represent the minimum payout opportunity in 2015, assuming threshold financial performance during the post-spin period. If threshold financial performance is not achieved, no amount is paid with respect to any Named Executive's employment during the post-spin period. With respect to the Named Executive's employment during the pre-spin period, amounts under the EICP were paid out at the target percentage. All threshold, target and maximum amounts reported in the table above assume that our Compensation Committee exercises no discretion over the annual incentive compensation award ultimately paid.

See "Compensation Discussion and Analysis — Compensation Analysis and Outcomes — Annual Incentive Compensation" above for more information about the 2015 EICP awards and performance goals.

All Other Stock Awards

The amounts shown reflect 2015 grants of restricted stock units under our 2010 LTIP, as adjusted for the Spin-Off (with the exception of the restricted stock units granted to Mr. Ferland on March 2, 2015, which reflect the number of pre-adjusted securities). Each restricted stock unit represents the right to receive one share of Company common stock and is generally scheduled to vest one-third each year. Upon vesting, the restricted stock units are converted into shares of Company common stock. We withhold a portion of these shares to satisfy the minimum statutory withholding tax for each Named Executive due on vesting. See "Compensation Discussion and Analysis — Compensation Analysis and Outcomes — Long-Term Incentive Compensation" for more information regarding the 2015 restricted stock units.

On June 8, 2015, the Company granted certain of its executive officers time-vesting restricted stock awards pursuant to the terms of their spin-off agreements. One-third of the restricted stock awards vested on July 30, 2015 and the remaining two-thirds will vest on June 30, 2016, provided that the officer is still employed with BWXT at such time.

All Other Option Awards

The amounts shown reflect 2015 grants of stock options under our 2010 LTIP, as adjusted for the Spin-Off (with the exception of the stock option grant to Mr. Ferland, which reflects the number and exercise price of the pre-adjusted securities). Each option represents the right to purchase one share of Company common stock at the exercise price. Options awarded in 2015 generally expire ten years from the date of grant. The stock options are generally scheduled to vest and become exercisable one-third each year beginning one year from the grant date. See "Compensation Discussion and Analysis — Compensation Analysis and Outcomes — Long-Term Incentive Compensation" above for more information regarding the 2015 stock options.

Grant Date Fair Value of Stock and Option Awards

The amounts included in the "Grant Date Fair Value of Stock and Option Awards" column for each Named Executive represent the full grant date fair values of the equity awards computed in accordance with FASB ASC Topic 718. Under FASB ASC Topic 718, the fair value of equity awards is determined using the closing price of our common stock on the date of grant for restricted stock units and restricted stock awards, and an option-pricing model for stock options. A Black-Scholes option-pricing model was used for determining the grant date fair value of stock options granted to our Named Executives. The determination of the fair value of an award on the date of grant using an option-pricing model requires various assumptions, such as the expected life of the award and stock price volatility. For more information regarding the compensation expense related to 2015 awards, and a discussion of valuation assumptions utilized in option pricing, see Note 9 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2015.

The amounts reported in the "Grant Date Fair Value of Stock and Option Awards" column for restricted stock unit awards do not factor in the value of dividend equivalents credited to each unvested restricted stock unit as a result of dividends on stock declared by our company in 2015. For more information on the value of dividend equivalents credited to our Named Executives' unvested restricted stock unit awards, see "All Other Compensation" under the "Summary Compensation Table."

Spin-Off Adjustments

As discussed in the CD&A on the preceding pages, in connection with the Spin-Off, outstanding Company stock options and performance share awards granted prior to 2015 were converted into adjusted awards of both the Company and BWE. Recipients of outstanding restricted stock units granted prior to 2015 received a BWE award generally designed to preserve the value of the original award immediately prior to the Spin-Off. Each Named Executive was granted BWE awards on July 1, 2015, as described in the narrative to the Outstanding Equity Awards at Fiscal Year-End table below. Performance restricted stock unit awards were converted into restricted stock units representing unvested rights to receive the value of the deemed target performance in unrestricted shares of a combination of Company common stock and BWE common stock.

Company stock options granted during 2015 prior to the Spin-Off were adjusted to preserve the ratio of the exercise price to the fair market value of the stock subject to the option for those Named Executives remaining with the Company following the spin-off (*i.e.,* Messrs. Baker, Black, Fees, Canafax and Henry). Outstanding restricted stock units granted during 2015 prior to the Spin-Off were adjusted to preserve the value of the original awards for those Named Executives remaining with the Company following the Spin-Off. Recipients of awards in 2015 (except for recipients of restricted stock awards) did not receive corresponding awards of BWE.

Mr. Ferland's outstanding Company stock options and restricted stock units granted during 2015 were replaced with BWE stock options and restricted stock units in connection with the Spin-Off. For additional information regarding Mr. Ferland's 2015 equity awards, see the narrative to the Outstanding Equity Awards at Fiscal Year-End table below.

Messrs. Colatrella and Tarapore forfeited their Company stock options and restricted stock units granted during 2015 in connection with their termination.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following Outstanding Equity Awards at Fiscal Year-End table summarizes the equity awards we have made to our Named Executives that were outstanding as of December 31, 2015.

| Name | Grant Date[3] | Option Awards[1] | | | | Stock Awards[2] | |
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[4]
Peyton S. Baker							
Stock Options	03/05/09	4,293	—	$ 8.09	03/05/16		
Stock Options	03/04/10	2,348	—	$18.75	03/04/17		
Stock Options	03/04/11	7,752	—	$26.39	03/04/18		
Stock Options	03/05/12	9,768	—	$20.31	03/05/19		
Stock Options	03/04/13	12,422	6,211[5]	$20.47	03/04/20		
Stock Options	03/03/14	6,899	13,800[6]	$24.97	03/03/21		
Stock Options	05/15/14	1,393	2,787[6]	$24.74	05/15/21		
Stock Options	03/02/15	—	49,740[7]	$23.62	03/02/25		
Stock Options	07/01/15	—	73,734[8]	$24.45	07/01/25		
RSU	03/04/13					703[9]	$ 22,334
RSU	03/04/13					4,260[9]	$135,340
RSU	03/03/14					6,016[10]	$191,128
RSU	03/03/14					2,714[11]	$ 86,224
RSU	05/15/14					1,214[10]	$ 38,569
RSU	05/15/14					548[11]	$ 17,410
RSU	03/02/15					9,215[12]	$292,761
RSU	03/02/15					8,928[13]	$283,643
RSU	07/01/15					13,348[14]	$424,066
RSU	07/01/15					12,930[15]	$410,786
RSA	06/08/15					27,082[16]	$860,395
David S. Black							
Stock Options	03/04/10	6,174	—	$18.75	03/04/17		
Stock Options	03/04/11	7,704	—	$26.39	03/04/18		
Stock Options	03/05/12	7,155	—	$20.31	03/05/19		
Stock Options	03/04/13	7,746	3,873[5]	$20.47	03/04/20		
Stock Options	03/03/14	3,657	7,314[6]	$24.97	03/03/21		
Stock Options	03/02/15	—	21,969[7]	$23.62	03/02/25		
Stock Options	07/01/15	—	15,156[8]	$24.45	07/01/25		
RSU	03/04/13					877[9]	$ 27,862
RSU	03/04/13					5,312[9]	$168,762
RSU	03/03/14					4,251[10]	$135,054
RSU	03/03/14					1,438[11]	$ 45,685
RSU	03/02/15					4,069[12]	$129,272
RSU	03/02/15					3,944[13]	$125,301
RSU	07/01/15					2,743[14]	$ 87,145
RSU	07/01/15					2,658[15]	$ 84,445
RSA	06/08/15					13,156[16]	$417,966
John A. Fees							
		—	—	—	—	—	—

Name	Grant Date[3]	Option Awards[1]				Stock Awards[2]	
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[4]
James D. Canafax							
Stock Options	03/04/11	22,162	—	$26.39	03/04/18		
Stock Options	03/05/12	16,114	—	$20.31	03/05/19		
Stock Options	03/04/13	21,043	10,522[5]	$20.47	03/04/20		
Stock Options	03/03/14	10,073	20,148[6]	$24.97	03/03/21		
Stock Options	03/02/15	—	62,176[7]	$23.62	03/02/25		
RSU	03/04/13					2,384[9]	$ 75,740
RSU	03/04/13					14,434[9]	$ 458,568
RSU	03/03/14					11,712[10]	$ 372,090
RSU	03/03/14					3,962[11]	$ 125,873
RSU	03/02/15					11,520[12]	$ 365,990
RSU	03/02/15					11,159[13]	$ 354,521
RSA	06/08/15					34,384[16]	$1,092,380
Joseph G. Henry							
Stock Options	05/12/11	6,977	—	$22.23	05/12/18		
Stock Options	03/05/12	6,382	—	$20.31	03/05/19		
Stock Options	03/04/13	8,021	4,011[5]	$20.47	03/04/20		
Stock Options	03/03/14	4,001	8,003[6]	$24.97	03/03/21		
Stock Options	05/15/14	1,184	2,368[6]	$24.74	05/15/21		
Stock Options	03/02/15	—	31,086[7]	$23.62	03/02/25		
RSU	03/04/13					5,502[9]	$ 174,799
RSU	03/04/13					909[9]	$ 28,879
RSU	03/03/14					3,489[10]	$ 110,846
RSU	03/03/14					1,574[11]	$ 50,006
RSU	05/15/14					1,032[10]	$ 32,787
RSU	05/15/14					466[11]	$ 14,805
RSU	03/02/15					5,760[12]	$ 182,995
RSU	03/02/15					5,578[13]	$ 177,213
RSA	06/08/15					7,214[16]	$ 229,189
E. James Ferland							
Stock Options	04/19/12	—	22,916[17]	$17.89	03/05/19		
Stock Options	03/04/13	96,454	48,228[5]	$20.47	03/04/20		
Stock Options	03/03/14	57,955	115,912[6]	$24.97	03/03/21		
RSU	04/19/12					18,830[18]	$ 598,229
RSU	03/04/13					66,158[9]	$2,101,840
RSU	03/04/13					10,926[9]	$ 347,119
RSU	03/03/14					67,386[10]	$2,140,853
RSU	03/03/14					22,798[11]	$ 724,292
RSA	06/08/15					63,436[16]	$2,015,362
Anthony S. Colatrella							
Stock Options	11/16/11	23,784	—	$17.75	11/16/18	—	—
Stock Options	03/05/12	23,196	—	$20.31	03/05/19	—	—
Stock Options	03/04/13	42,967[19]	—	$20.47	03/04/20	—	—
Stock Options	03/03/14	41,396[19]	—	$24.97	03/03/21	—	—
Kairus K. Tarapore							
Stock Options	03/04/13	18,415[19]	—	$20.47	03/04/20	—	—
Stock Options	03/03/14	18,627[19]	—	$24.97	03/03/21	—	—

(1) Number of securities underlying unexercised options and option exercise prices reflect adjustments made to option awards in connection with the Spin-Off. See "Compensation Discussion and Analysis – Compensation Structure – Treatment of Long-Term Incentive Awards at the Spin-Off" for information about the treatment of equity awards in connection with the Spin-Off.

(2) Stock awards shown include restricted stock units and restricted stock awards that have time-based vesting. The number of stock awards and vesting schedules reflect adjustments made to stock awards in connection with the Spin-Off. See "Compensation Discussion and Analysis – Compensation Structure – Treatment of Long-Term Incentive Awards at the Spin-Off" for information about the treatment of equity awards in connection with the Spin-Off.

(3)   The dates presented in this column represent the date the awards were granted (a) by our former parent company, McDermott International, Inc., prior to July 2010 (The "McDermott 2010 Awards") and (b) by us for all other awards. The McDermott 2010 Awards were converted to equity in our company in connection with our spin-off from McDermott International, Inc. in 2010 (the "McDermott spin-off") with new grant dates of August 2, 2010 for stock options. However, when the McDermott 2010 Awards were converted to equity in our company, they remained subject to the same general vesting schedule. Therefore, to assist in understanding the vesting dates associated with the McDermott 2010 Awards, we are presenting the original grant dates prior to the McDermott spin-off.

(4)   Market values in this column are based on the closing price of company common stock as of December 31, 2015 ($31.77), as reported on the New York Stock Exchange.

(5)   These stock options vested on March 4, 2016.

(6)   One-half of these stock options vested on March 3, 2016 and the remaining one-half will vest on March 3, 2017.

(7)   One-third of these stock options vested on March 2, 2016 and an additional one-third will vest on each of March 2, 2017 and 2018.

(8)   These stock options will vest in three equal annual installments beginning July 1, 2016.

(9)   These RSUs vested on March 4, 2016.

(10)   These RSUs vest on March 3, 2017.

(11)   One-half of these RSUs vested on March 3, 2016 and the remaining one-half will vest on March 3, 2017.

(12)   These RSUs vest on March 2, 2018.

(13)   One-third of these RSUs vested on March 2, 2016 and an additional one-third will vest on each of March 2, 2017 and 2018.

(14)   These RSUs vest on July 1, 2018.

(15)   These RSUs will vest in three equal annual installments beginning July 1, 2016.

(16)   These restricted shares will become non-forfeitable on June 30, 2016.

(17)   These stock options vested on March 5, 2016.

(18)   These RSUs vested March 5, 2016.

(19)   In accordance with the Company's severance agreements with Messrs. Colatrella and Tarapore, these stock options were subject to accelerated vesting in connection with the Spin-Off.

Vesting of Option Awards

Each option represents the right to purchase one share of Company common stock at the exercise price. Options awarded in 2015 generally expire ten years from the grant date. Options awarded prior to 2015 generally expire seven years from the date of grant. The stock options are generally scheduled to vest and become exercisable one-third each year beginning one year from the grant date.

The option awards granted in 2014 and 2015 are subject to an additional accelerated vesting schedule if the Named Executive retires after attaining age 65 or is involuntarily terminated due to a reduction in force prior to the third anniversary of the applicable grant date. If such Named Executive retires or is involuntarily terminated due to a reduction in force after the first anniversary of the grant date but prior to the second anniversary of the grant date, 25% of the then-unvested stock options will vest upon the Named Executive's retirement or termination. If such Named Executive retires or is involuntarily terminated due to a reduction in force after the second anniversary of the grant date but prior to the third anniversary of the grant date, 50% of the then-unvested stock options will vest upon the Named Executive's retirement or termination.

In connection with the Spin-Off, the exercise price and number of shares covered by option awards granted in 2015 were adjusted to preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option.

In connection with the Spin-Off, for option awards granted prior to 2015, the Named Executives received (1) an adjusted Company option award and (2) a corresponding BWE option award subject to the same vesting schedule and expiration date as the original Company option awards, but covering half as many BWE shares as reflected in the table above and subject to a different exercise price. Both options, when combined, had terms generally intended to preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option. The exercise prices for the BWE option awards received by the Named Executives are: $6.27 (March 2009 grant); $14.54 (March 2010 grant); $20.47 (March 2011 grant); $17.24 (May 2011 grant); $15.75 (March 2012 grant); $13.88 (April 2012 grant); $15.88 (March 2013 grant); $19.37 (March 2014 grant); $19.18 (May 2014 grant).

The option awards granted in 2015 to Mr. Ferland, who became an officer of BWE following the Spin-Off, were converted to BWE option awards. He received 448,998 options of BWE with an exercise price of $18.32 per share.

Messrs. Colatrella and Tarapore forfeited their Company stock options granted during 2015 in connection with the spin-off.

For additional information regarding the treatment of option awards in connection with the Spin-Off, see "Compensation Discussion & Analysis – Compensation Structure – Treatment of Long-Term Incentive Awards at the Spin-Off."

Vesting of Restricted Stock Units

Except as noted below, restricted stock units generally vest one-third each year. In addition, the restricted stock units awarded in 2013 are subject to an additional accelerated vesting schedule if the Named Executive is at least 60 years old and has at least 10 years of service with the Company prior to the third anniversary of the applicable grant date ("Retirement Eligibility").

The 2014 and 2015 restricted stock unit awards do not contain such an accelerated vesting schedule. For all 2013 restricted stock unit awards, the accelerated vesting schedule provides that (1) 25% of the then unvested restricted stock units will vest on the date the Named Executive attains Retirement Eligibility on or after the first anniversary of the grant date, and (2) 50% of the then unvested restricted stock units vest on the date the Named Executive attains Retirement Eligibility on or after the second anniversary of the grant date. Mr. Baker and Mr. Henry were the only Named Executives to have attained Retirement Eligibility as of December 31, 2015. As a result, their 2013 restricted stock units were eligible for accelerated vesting. See "Potential Payments Upon Termination or Change In Control" for more information on potential payments upon retirement and other events.

Prior to the Spin-Off, the Company granted performance shares and performance restricted stock units that represented the right to receive one share of Company common stock for each performance share or performance restricted stock unit that would vest. The number and value of performance shares and performance restricted stock units that would vest depended upon the attainment of specified performance goals. Performance shares and performance restricted stock units were generally scheduled to vest fully three years after the grant date. As a result of the Spin-Off, unvested performance shares and performance restricted stock units were converted into (1) adjusted Company restricted stock units with time-based vesting and (2) a corresponding BWE award subject to the same vesting schedule as the Company awards, but covering half as many BWE shares as reflected in the table above, which, when combined, generally preserved the value of the original award (assuming achievement of target performance goals). Except as noted below, these restricted stock units generally vest fully at the end of a three-year period and are not tied to performance conditions or the attainment of specified performance goals.

The restricted stock units substituted in connection with the Spin-Off for performance shares and performance restricted stock units awarded in 2014 are subject to an additional accelerated vesting schedule. If the Named Executive is or becomes at least 65 years old or is involuntarily terminated due to a reduction in force after the first anniversary of the grant date but prior to the second anniversary of the applicable grant date, 25% of the then-unvested restricted stock units will vest upon the Named Executive's retirement or termination (or if either event occurred prior to June 30, 2015, then 25% will vest on June 30, 2015). If such Named Executive retires after the second anniversary of the grant date but prior to the third anniversary of the grant date, 25% of the unvested restricted stock units subject to this accelerated vesting schedule will vest upon the Named Executive's retirement. If such Named Executive is not at least 65 years old but is involuntarily terminated due to a reduction in force after the second anniversary of the grant date but prior to the third anniversary of the grant date, 50% of the unvested restricted stock units subject to this accelerated vesting schedule will vest upon the Named Executive's termination.

On June 8, 2015, the Company granted certain of its executive officers restricted stock awards in connection with our Board's approval of the Spin-Off and pursuant to their Spin-Off agreements. One-third of the restricted stock awards granted on June 8, 2015 vested on July 30, 2015 and the remaining two-thirds will vest on June 30, 2016, unless canceled or forfeited.

In connection with the Spin-Off, restricted stock units granted in 2015 prior to the Spin-Off to Named Executives who remained officers of the Company were adjusted to generally preserve the value of the original award.

In connection with the Spin-Off, for outstanding restricted stock units granted prior to 2015 and for the restricted stock awards granted in 2015 the Named Executives received (1) an adjusted Company award and (2) a corresponding BWE award subject to the same vesting schedule as the Company awards, but covering half as many BWE shares as reflected in the table above, which, when combined, generally preserved the value of the original award.

The restricted stock units granted in 2015 to Mr. Ferland were converted to BWE awards. He received 80,585 restricted stock units of BWE that vest one-third each year and 83,192 restricted stock units of BWE that vest three years from the grant date.

Messrs. Colatrella and Tarapore forfeited their Company restricted stock units granted during 2015 in connection with the Spin-Off.

For additional information regarding the treatment of stock awards in connection with the Spin-Off, see *Compensation Discussion and Analysis – Compensation Structure – Treatment of Long-Term Incentive Awards at the Spin-Off".*

OPTION EXERCISES AND STOCK VESTED

The following Option Exercises and Stock Vested table provides additional information about the value realized by our Named Executives on the exercise of option awards and vesting of BWXT stock awards and during the year ended December 31, 2015.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting
Peyton S. Baker[1]	—	—	23,917	$ 609,477
David S. Black	—	—	9,152	$ 240,488
John A. Fees[2]	—	—	44,489	$1,119,958
James D. Canafax	—	—	23,759	$ 623,692
Joseph G. Henry	—	—	7,915	$ 211,374
E. James Ferland[3]	131,015	$1,736,911	84,237	$2,386,733
Anthony S. Colatrella[4]	—	—	53,493	$1,408,198
Kairus K. Tarapore[5]	—	—	25,520	$ 675,381

(1) $143,204 of the amount reported in the Stock Awards – Value Realized on Vesting column represents the realized value of 5,500 restricted stock units that Mr. Baker has elected to defer pursuant to the terms of our 2010 LTIP.

(2) $1,079,469 of the amount reported in the Stock Awards – Value Realized on vesting column represents the realized value of 42,833 restricted stock units that Mr. Fees has elected to defer pursuant to the terms of our 2010 LTIP.

(3) $339,357 of the amount reported in the Stock Awards – Value Realized on Vesting column represents the realized value of 11,036 restricted stock units that Mr. Ferland has elected to defer pursuant to the terms of our 2010 LTIP.

(4) $388,642 of the amount reported in the Stock Awards – Value Realized on Vesting column represents the realized value of 14,076 restricted stock units that Mr. Colatrella has elected to defer pursuant to the terms of our 2010 LTIP.

(5) $269,361 of the amount reported in the Stock Awards – Value Realized on Vesting column represents the realized value of 10,364 restricted stock units that Mr. Tarapore has elected to defer pursuant to the terms of our 2010 LTIP. See the "Non-Qualified Deferred Compensation Table" below for more information on the deferral of stock awards.

Stock Awards. For each Named Executive, the amounts reported in the number of shares acquired on vesting column in the table above represent the aggregate number of shares of our common stock acquired by the Named Executive in connection with restricted stock units and restricted stock awarded under our 2010 LTIP that vested in 2015. The amounts reported in the value realized on vesting column were calculated by multiplying the number of shares acquired on the date of vesting by the closing price of our common stock on the date of vesting.

The number of shares acquired in connection with the vesting of restricted stock units includes shares withheld by us in the amounts and for the Named Executives reported below to satisfy the minimum statutory withholding tax due on vesting.

Name	Shares Withheld on Vesting of Restricted Stock Units
Peyton S. Baker	6,815
David S. Black	3,096
John A. Fees	1,656
James D. Canafax	7,993
Joseph G. Henry	2,238
E. James Ferland	26,321
Anthony S. Colatrella	18,628
Kairus K. Tarapore	5,678

PENSION BENEFITS

The following Pension Benefits table shows the present value of accumulated benefits payable to each of our Named Executives under our qualified and nonqualified pension plans.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During 2015
Mr. Baker	BWXT Governmental Operations Qualified Retirement Plan	45.00	$1,743,092	$ 0
	BWXT Governmental Operations Excess Plan	45.00	$1,669,510	$ 0
Mr. Black	BWXT Governmental Operations Qualified Retirement Plan	24.417	$1,274,665	$ 0
	BWXT Governmental Operations Excess Plan	24.417	$ 679,426	$ 0
Mr. Fees	BWXT Governmental Operations Qualified Retirement Plan	31.167	$1,375,733	$ 79,312
	BWXT Governmental Operations Excess Plan	31.167	$3,557,394	$202,841
Mr. Canafax	N/A	N/A	N/A	N/A
Mr. Henry	N/A	N/A	N/A	N/A
Mr. Ferland	N/A	N/A	N/A	N/A
Mr. Colatrella	N/A	N/A	N/A	N/A
Mr. Tarapore	N/A	N/A	N/A	N/A

Overview of Qualified Plan. We maintain retirement plans that are funded by trusts and cover certain eligible regular full-time employees, described below in the section entitled "Participation and Eligibility." Messrs. Baker, Black and Fees participate in the Retirement Plan for Employees of BWXT Governmental Operations (the "Qualified Plan") for the benefit of eligible employees of the Company and our Nuclear Operations and Technical Services segments.

Due to the date of employment of Messrs. Canafax, Henry, Ferland, Colatrella and Tarapore, they are not eligible to participate in our defined benefit plans. For more information on our retirement plans, see "Compensation Discussion and Analysis — Other Benefits and Practices — Retirement Benefits."

Participation and Eligibility. Generally, salaried employees over the age of 21 years, who were hired before April 1, 2001, participate in the retirement plans.

- For salaried participants hired before April 1, 2001, benefit accruals were frozen as of December 31, 2015. Beginning January 1, 2016, affected employees received a service-based cash contribution to their Thrift Plan account.

- For salaried participants hired on or after April 1, 2001, benefit accruals were frozen as of March 31, 2006, subject to cost of living adjustments. Beginning January 1, 2016, the cost of living adjustments were discontinued. Affected employees receive a service-based cash contribution to their Thrift Plan account.

Benefits. For eligible Named Executives, benefits under the Qualified Plan are based on years of credited service and final average cash compensation (including bonuses). The present value of accumulated benefits reflected in the Pension Benefit table above is based on a 4.30% and 4.21% discount rate for the Qualified Plan and Excess Plan, respectively, at December 31, 2015 and the RP2014 mortality table projected with the MP2015 mortality improvement scale. The discount rate applicable to our pension plans at December 31, 2014 and December 31, 2013 was 4.0% and 4.8%, respectively. Reductions in the discount rate, among other factors, result in an increase in the present value of the pension benefits.

Retirement and Early Retirement. Under the Qualified Plan, normal retirement is age 65. The normal form of payment is a single-life annuity or a 50% joint and survivor annuity, depending on the employee's marital status when payments are scheduled to begin. Early retirement eligibility and benefits under the Qualified Plan depends on the employee's date of hire. Employees hired before April 1, 1998, including Messrs. Baker, Black and Fees, are eligible for early retirement if the employee has completed at least 15 years of credited service and attained the age of 50. Early retirement benefits are based on the same formula as normal retirement, but the pension benefit is not reduced to reflect early commencement of payment if the sum of the employee's age and years of service equals 75 or greater at the date benefits commence; otherwise the pension benefit is reduced by 4% times the difference between 75 and the participant's age plus service.

Overview of Nonqualified Plans. To the extent benefits payable under our qualified plans are limited by Section 415(b) or 401(a)(17) of the Internal Revenue Code, pension benefits will be paid directly by our applicable subsidiaries under the terms of unfunded excess benefit plans (the "Excess Plans") maintained by them. Messrs. Baker, Black and Fees participate in the Excess Plan for certain employees of BWXT Governmental Operations.

NONQUALIFIED DEFERRED COMPENSATION

The following Nonqualified Deferred Compensation table summarizes our Named Executives' compensation under our nonqualified defined contribution plans.

Name	Plan Name	Executive Contributions in 2015	Registrant Contributions in 2015	Aggregate Earnings (loss) in 2015	Aggregate Withdrawals/ Distributions	Aggregate Balance at 12/31/15
Mr. Baker	SERP	$88,281	$32,218	$ 137	—	$303,262
	Restoration Plan	$35,289	$ 7,058	$ (17)	$25,058	$ 76,415
Mr. Black	SERP	—	$20,767	$ 4,763	—	$349,562
	Restoration Plan	$ 6,433	$ 2,950	$ 120	—	$ 33,255
Mr. Fees[1]	SERP	N/A	N/A	N/A	N/A	N/A
	Restoration Plan	—	—	—	—	—
Mr. Canafax	SERP	—	$32,774	$(3,114)	—	$135,004
	Restoration Plan	$14,463	$19,283	$(1,958)	—	$122,148
Mr. Henry[2]	SERP	N/A	N/A	N/A	N/A	N/A
	Restoration Plan	$36,722	$12,853	$ 177	—	$141,580
Mr. Ferland	SERP	—	$77,763	$ 4,884	$178,555	$ 0
	Restoration Plan	$ 8,064	$ 8,064	$ 8,986	$247,746	$ 0
Mr. Colatrella	SERP	—	$37,283	$ (359)	—	$114,121
	Restoration Plan	$ 3,149	$ 3,149	$(1,117)	—	$100,903
Mr. Tarapore	SERP	—	$26,933	$ (161)	—	$ 26,772
	Restoration Plan	$ 990	$ 990	$ (376)	—	$ 29,362

(1) No information is provided for Mr. Fees because he did not defer compensation under our Restoration Plan and was not eligible to receive company contributions under our SERP for 2015.

(2) Mr. Henry was not eligible to receive company contributions under our SERP for 2015.

SERP. Our SERP is an unfunded, nonqualified defined contribution plan through which we provide annual contributions to a participant's notional account, which we refer to as a participant's company account. Participants include officers selected by our Compensation Committee. Benefits under our SERP are based on the participating Named Executive's vested percentage in his notional account balance at the time of distribution. A Named Executive generally vests in his company SERP account 20% for each year of participation in their respective company account, subject to accelerated vesting for death, disability, termination by the company without cause, retirement or on a change in control.

For 2015, participants could elect to defer the payment of certain compensation earned from us. Under our SERP, any amounts deferred by a participant are maintained in a notional account separate from the account into which we make annual contributions. We refer to this separate account as a participant's deferral account. Participants are 100% vested in their deferral accounts at all times.

Restoration Plan. Our Restoration Plan is an unfunded, nonqualified defined contribution plan through which we provide annual contributions to each participant's notional accounts, which we refer to as a participant's company matching account and company service-based account. Participants include our Named Executives and other employees of our company whose base salary exceeds certain compensation limits imposed by the Internal Revenue Code. Benefits under our Restoration Plan are based on a participant's vested percentage in his or her notional account balance at the time of distribution. Each participant generally vests 100% in his or her company matching account and company service-based account upon completing 3 years of service with our company, subject to accelerated vesting for death, disability, termination by the company without cause, retirement or on a change in control.

Participants in our Restoration Plan may elect to defer the payment of certain compensation earned from us that is in excess of limits imposed by the Internal Revenue Code. As with our SERP, any amounts deferred by a participant in the Restoration Plan are reflected in a notional deferral account that is separate from the participant's company matching and service-based accounts. Participants are 100% vested in their deferral accounts at all times.

Executive Contributions in 2015. Mr. Baker is the only Named Executive who elected to contribute to his SERP deferral account in 2015. Under our SERP, an officer selected by our Compensation Committee may elect to defer up to 50% of his or her annual salary and/or up to 100% of any bonus earned in any plan year and a member of the Board may elect to defer up to 100% of his or her retainers earned in any plan year. Although participants were permitted to contribute all or a portion of their 2015 EICP bonuses to their SERP accounts, the amounts reported in this table as "Executive Contributions in 2015" do not include any contributions of any 2015 EICP awards because EICP awards earned in 2015 are not paid until 2016. Amounts reported in this column for each Named Executive are reported as "Salary" for each Named Executive in the Summary Compensation Table above.

All of our Named Executives except for Mr. Fees elected to contribute to their Restoration Plan deferral accounts in 2015. Our Restoration Plan allows participants to defer a percentage of their base salary in excess of the Internal Revenue Code Section 401(a)(17) compensation limit, and receive company matching contributions with respect to those deferrals.

Registrant Contributions in 2015. We make annual notional contributions to participating employees' SERP company accounts equal to a percentage of the employee's prior-year compensation, as determined by our Compensation Committee. Under the terms of our SERP, the contribution percentage may not be the same for all participants. Additionally, our Compensation Committee may approve a discretionary contribution to a participant's account at any time.

For 2015, the contributions reported in the table above for our SERP reflect notional contributions made by our company to each participating Named Executive's company account. The company's 2015 contributions equaled 5% of the Named Executives' base salaries and EICP awards paid in 2014. All 2015 contributions are included in the Summary Compensation Table above as "All Other Compensation."

Under our Restoration Plan, our company makes notional matching and serviced-based contributions to eligible participants' company matching account and serviced-based account, respectively. Any Restoration Plan participants who have elected to make deferral contributions under our Restoration Plan are credited with a company matching contribution equal to 50% of the first 6% of their deferral contribution. For each participant in our Restoration Plan who is not eligible to participate in our pension plans, we also make a cash service-based contribution to the participant's company service-based account. The amount of this service-based contribution is based on a percentage of the participant's eligible compensation in excess of the Internal Revenue Code limit and ranges between 3% and 8%, depending on the participant's years of service. This service-based contribution is made regardless of whether the participant has elected to make deferral contributions under our Restoration Plan. All 2015 company contributions are included in the "Summary Compensation Table" above as "All Other Compensation."

Aggregate Earnings in 2015. The amounts reported in this column for our SERP and Restoration Plan represent hypothetical amounts of earnings or losses and dividends credited during 2015 on all accounts for each Named Executive under our SERP and Restoration Plan. Under our SERP and Restoration Plans, each participant elects to have his notional accounts hypothetically invested in one or more of the investment funds designated by our Compensation Committee. Each participant's notional accounts are credited and debited to reflect gains and losses on the hypothetical investments. These gains and losses are not reported as compensation in the Summary Compensation Table.

Aggregate Withdrawals/Distributions in 2015. The amounts reported in this column for our SERP and Restoration Plan represent amounts Named Executives withdrew from their respective accounts or converted into a different retirement account. Messrs. Baker was the only Named Executive to make withdrawals in 2015. Mr. Ferland, who left the Company to become the chief executive officer of Babcock & Wilcox Enterprises, Inc. following the Spin-Off, converted his SERP account and Restoration Plan account to a contribution account with BWE.

Aggregate Balance at 12/31/15. The aggregate balance of a participating Named Executive's notional SERP account consists of contributions made by us to the Named Executive's company account, deferrals by the Named Executive to his deferral account, hypothetical credited gains or losses on those accounts and any aggregate withdrawals or distributions from the SERP account. The aggregate balance of a participating Named Executive's notional Restoration Plan account consists of contributions made by us to the Named Executive's company matching account and (for each Named Executive other than Messrs. Baker, Black and Fees) company service-based account, deferrals by the officer to his deferral account, hypothetical gains or losses on those accounts and any aggregate withdrawals or distributions from the Restoration Plan. The balances shown represent the accumulated account values (including gains and losses) for each Named Executive as of December 31, 2015. Messrs. Baker, Black, Colatrella and Tarapore were each 100% vested in their SERP balance shown above. Mr. Canafax was 80% vested in his SERP balance as shown above. Messrs. Baker, Black, Canafax, Henry, Colatrella and Tarapore were each 100% vested in their Restoration Plan balance shown above.

The SERP and Restoration Plan balances include contributions from previous years, which have been reported as compensation to the Named Executives in the Summary Compensation Table for those years – to the extent a Named Executive was included in the Summary Compensation Table during those years. The Restoration Plan balances do not include contributions from years prior to 2012 because the Restoration Plan became effective on January 1, 2012. Messrs. Black, Fees, Henry and Tarapore were not Named Executives prior to this year. The amounts and years reported for the SERP and Restoration Plan contributions from previous years are as follows:

Named Executive	Year	Restoration Plan	SERP
Mr. Baker	2014	$ 3,117	$31,664
	2013	N/A	N/A
	2012	N/A	N/A
Mr. Black	2014	N/A	N/A
	2013	N/A	N/A
	2012	N/A	N/A
Mr. Fees	2014	N/A	N/A
	2013	N/A	N/A
	2012	N/A	N/A
Mr. Canafax	2014	$15,217	$35,070
	2013	$15,380	$31,405
	2012	$12,440	$23,031
Mr. Henry	2014	N/A	N/A
	2013	N/A	N/A
	2012	N/A	N/A
Mr. Ferland	2014	$38,275	$89,188
	2013	$38,325	N/A
	2012	$21,591	N/A
Mr. Colatrella	2014	$13,598	$42,112
	2013	$14,175	$24,000
	2012	$13,800	N/A
Mr. Tarapore	2014	N/A	N/A
	2013	N/A	N/A
	2012	N/A	N/A

Deferred Stock Under 2010 LTIP. Under the terms of our 2010 LTIP, our Compensation Committee has the discretion to permit selected participants to defer all or a portion of their stock awards. Participants, including our Named Executives, were permitted to make deferral elections on their 2015 restricted stock unit awards. Mr. Fees was the only Named Executives to make deferral elections on his 2015 awards. As of December 31, 2015, 21,183 restricted stock units awarded to Mr. Baker, 11,399 restricted stock units award to Mr. Ferland, 45,489 restricted stock units award to Mr. Colatrella and 14,546 restricted stock units awarded to Mr. Tarapore had been deferred to their respective LTIP deferral accounts, less the number of shares withheld by us to satisfy the minimum statutory withholding tax due upon vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following tables show potential payments to our Named Executives under existing contracts, agreements, plans or arrangements, whether written or unwritten, for various scenarios under which a payment would be due in the event of a change in control or termination of employment of our Named Executives, assuming a December 31, 2015 termination date. Where applicable, the amounts listed below use the closing price of our common stock of $31.77 (as reported on the NYSE) as of December 31, 2015. These tables do not reflect amounts that would be payable to the Named Executives pursuant to benefits or awards that are already vested.

In connection with the Spin-Off, Mr. Ferland left our Company to become Chief Executive Officer of BWE and Chairman of its Board of Directors, as anticipated. Accordingly, no payments or benefits were payable

to Mr. Ferland under his spin-off agreement or employment agreement as a result of this transition.

Except as otherwise indicated, amounts reported in the below tables for stock options, restricted stock units and restricted stock represent the value of unvested and accelerated shares or units, as applicable, calculated:

- for stock options: by multiplying the number of accelerated options by the difference between the exercise price and $31.77 (the closing price of our common stock on December 31, 2015); and

- for restricted stock units, performance shares and performance restricted stock units: by multiplying the number of accelerated shares or units by $31.77 (the closing price of our common stock on December 31, 2015).

ESTIMATED VALUE OF BENEFITS TO BE RECEIVED UPON INVOLUNTARY TERMINATION WITHOUT CAUSE

The following table shows the estimated value of payments and other benefits due the Named Executives assuming their involuntary termination without cause as of December 31, 2015. The amounts reported for Messrs. Colatrella and Tarapore reflect the amounts actually paid to them in connection with their termination of employment in connection with the Spin-Off. In the event of a Named Executive's termination with cause, none of these payments and other benefits would be due.

	Mr. Baker	Mr. Black	Mr. Fees	Mr. Canafax	Mr. Henry	Mr. Colatrella	Mr. Tarapore
Severance Payments	$2,470,000	$1,200,000	$2,392,000	$1,568,000	$438,700	$1,785,000	$1,305,600
Benefits	—	$ 52,796	$ 42,999	$ 58,213	—	$ 58,598	$ 58,598
EICP	$ 585,000	$ 225,000	$ 151,233	$ 294,000	—	$ 184,253	$ 122,735
Financial Planning	—	—	—	—	—	$ 3,416	$ 3,416
Supplemental Executive Retirement Plan (SERP)	$ 0	$ 0	$ 0	$ 27,001	—	$ 69,772	$ 27,825
Restoration Plan	$ 0	$ 0	$ 0	$ 0	—	$ 0	$ 14,887
Stock Options (unvested and accelerated)	$ 183,617	$ 93,500	$ 0	$ 255,905	$ 40,436	$ 83,737	$ 36,162
Restricted Stock Units (unvested and accelerated)	$ 491,005	$ 377,364	$ 0	$1,032,271	$154,021	$1,128,177	$ 495,198
Restricted Stock Awards (unvested and accelerated)	—	—	—	—	—	—	—
Tax Reimbursements	—	—	—	—	—	—	—
Total	$3,729,622	$1,948,660	$2,586,232	$3,235,390	$633,157	$3,312,953	$2,064,421

Severance Payment. The severance payments reported for each Named Executive represent a lump-sum cash payment equal to 2 times (2.99 times for Mr. Fees) the sum of the Named Executive's annual base salary and target bonus amount as in effect on the date of termination. This is the amount that would be payable pursuant to the spin-off agreements that the Company entered into with each of

Messrs. Baker, Black, Canafax and Henry and the severance agreements the Company entered into with Messrs. Fees, Colatrella and Tarapore (collectively with the spin-off agreements, the "spin-off and severance agreements") on or about November 5, 2014 in connection with the Company's announcement of the planned Spin-Off. The spin-off and severance agreements generally provide certain severance payments and benefits in the event that the Named Executive's employment with the Company or one of its subsidiaries or a successor company is terminated prior to: (1) in the case of Mr. Ferland, the effective date of the Spin-Off or certain other events described in the retention and severance agreements (each a "restructuring transaction"); and (2) for all other Named Executives who received a spin-off agreement, the first anniversary (second anniversary for Mr. Canafax) of the effective date of the Spin-Off, either by the employer company for any reason other than "cause" or "disability" or by the Named Executive for "good reason" Under the spin-off and severance agreements, "cause" means:

- the willful and continued failure of the executive to perform substantially his duties (occasioned by reason other than physical or mental illness or disability) after a written demand for substantial performance is delivered to the participant by the compensation committee or the chief executive officer, which specifically identifies the manner in which the compensation committee or the chief executive officer believes that the participant has not substantially performed his duties, after which the participant will have 30 days to defend or remedy such failure to substantially perform his duties;

- the willful engaging by a participant in illegal conduct or gross misconduct, which is materially and demonstrably injurious to the Company; or

- the conviction of a participant with no further possibility of appeal, or plea of nolo contendere by the participant to, any felony or crime of falsehood.

Except as set forth on the following pages, the severance payments and benefits payable to our Named Executives are in lieu of any severance payments or benefits payable under any other severance plan, benefit or program of the Company, including the Company's Executive Severance Plan. Receipt of severance benefits under the spin-off and severance agreements is subject to the Named Executive executing a general release of claims and agreeing to certain non-compete, nondisclosure and other restrictive covenants.

Benefits Payment. Upon a termination for any reason other than cause under the spin-off and severance agreements, each Named Executive would also be entitled to a lump-sum payment equal to three times the full annual cost of coverage (COBRA continuation coverage in the case of Messrs. Colatrella and Tarapore) for the medical, dental and/or vision benefits in effect for the applicable Named Executive and his qualified beneficiaries as of the date of termination. This payment is subject to the same conditions described above for severance payments under the spin-off and severance agreements. The amounts reported for all Named Executives were determined by multiplying the annual cost of 2015 medical, dental and/or vision benefits for the Named Executive and his qualified beneficiaries by three. No amount would be payable to Mr. Baker and Mr. Henry for a December 31, 2015 termination because they did not elect medical, dental or vision benefits through our Company in 2015.

EICP. Upon a termination for any reason other than cause under the spin-off and severance agreements, each Named Executive would be entitled to the amount of his annual incentive award earned in 2015 under the EICP based on a December 31, 2015 termination date, contingent on the participant executing a general release of claims and restrictive covenants as described above.

Financial Planning. If the Named Executive's employment is terminated without cause under his spin-off or severance agreement and he participated in the Company's financial planning services as of December 31, 2015, he would be entitled to financial planning benefits until June 30th of the year following the year in which the termination for good reason occurred, so long as the services are not earlier terminated for all similarly situated employees. Messrs. Colatrella and Tarapore were the only Named Executives who participated in financial planning benefit during 2015. The amounts reported in this column represent two times the most recent quarterly fee paid by the Company for the applicable Named Executive to receive such benefits.

SERP. Pursuant to the spin-off and severance agreements, a Named Executive's company account in the SERP becomes fully vested on, among other events, the date of the executive's termination without cause. Mr. Canafax was 80% vested in his company account as of December 31, 2015. Accordingly, 20% of the amount in his company account would be subject to accelerated vesting upon his termination without cause. Messrs. Fees and Henry were not participants in the SERP during 2015.

Restoration Plan. The spin-off and severance agreements provide that a Named Executive's company matching account and company service-based account become fully vested on, among other events, the date the Named Executive terminates his employment without cause. Messrs. Black, Canafax, Colatrella, Baker and Henry were each 100% vested in their respective company matching accounts and company service-based accounts as of December 31, 2015. Mr. Fees was not a participant in the Restoration Plan in 2015.

Equity Awards. The spin-off and severance agreements generally provide that all outstanding and unvested equity awards granted to our Named Executives prior to December 31, 2014 will become fully vested upon, among other events, termination for reasons other than cause, except that no such award that is subject to Internal Revenue Code Section 409A will be paid on a date earlier than is provided in the applicable award agreement to the extent necessary to avoid the imposition of tax penalties pursuant to Code Section 409A. Outstanding and unvested equity awards granted during 2015 (other than the spin-off awards) will accelerate in accordance with the terms of the applicable award agreements. In accordance with their severance agreements, awards granted to Messrs. Colatrella and Tarapore in 2015 were forfeited.

ESTIMATED VALUE OF BENEFITS TO BE RECEIVED UPON VOLUNTARY TERMINATION

No payments or other benefits would be due to our Named Executives assuming their voluntary termination as of December 31, 2015 (except for accrued but unpaid compensation) unless the Named Executives voluntarily terminated their employment for "good reason" as defined under their applicable spin-off and severance agreements. "Good reason" means:

- a material diminution in the duties or responsibilities of the Named Executive from those applicable immediately before the agreement date; but, in the case of all Named Executives other than Mr. Ferland, if the Named Executive has a position with either the Company or a successor company and, in either case, the employer is publicly traded, a material diminution in position, authority, duties or responsibilities will not have occurred if the Named Executive has a position, authority, duties and responsibilities substantially the same as those attendant to the Named Executive's position with the Company immediately prior to the agreement date (notwithstanding that the business operations of the Company or such successor may be smaller or less complex);

- a material reduction in Named Executive's annual salary as in effect immediately before the agreement date or as the same may be increased from time to time thereafter;

- the failure by the Company to continue in effect any compensation plan in which the Named Executive participates immediately before the agreement date which is material to the Named Executive's total compensation, unless a comparable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue the Named Executive's participation therein (or in such substitute or alternative plan) on a basis not materially less favorable than existed immediately before the agreement date, unless the action by the Company applies to all similarly situated employees;

- the failure by the Company to continue to provide the Named Executive with material benefits in the aggregate that are substantially similar to those enjoyed by the Named Executive under any of the Company's (or its Affiliates') pension, savings, life insurance, medical, health and accident, or disability plans in which the Named Executive was participating immediately before the agreement date if such benefits are material to Named Executive's total compensation, the taking of any other action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Named Executive of any fringe benefit enjoyed by him at the time of the agreement date if such fringe benefit is material to the Named Executive's total compensation, unless the action by the Company applies to all similarly situated employees; or

- a change in the location of the Named Executive's principal place of employment with the Company by more than 50 miles from the location where the Named Executive was principally employed as of the agreement date without the Named Executive's consent.

The following table shows the estimated value of payments and other benefits due the Named Executives assuming their termination of employment for good reason under the spin-off and severance agreements as of December 31, 2015.

	Mr. Baker	Mr. Black	Mr. Fees	Mr. Canafax	Mr. Henry
Severance Payments	$2,470,000	$1,200,000	$2,392,000	$1,568,000	$438,700
Benefits	—	$ 52,796	$ 42,999	$ 58,213	—
EICP	$ 585,000	$ 225,000	$ 151,233	$ 294,000	—
Financial Planning	—	—	—	—	—
Supplemental Executive Retirement Plan (SERP)	$ 0	$ 0	$ 0	$ 27,001	—
Restoration Plan	$ 0	$ 0	$ 0	$ 0	—
Stock Options (unvested and accelerated)	$ 183,617	$ 93,500	$ 0	$ 255,905	$ 40,436
Restricted Stock Units (unvested and accelerated)	$ 491,005	$ 377,364	$ 0	$1,032,271	$154,021
Restricted Stock Awards (unvested and accelerated)	—	—	—	—	—
Tax Reimbursements	—	—	—	—	—
Total	**$3,729,622**	**$1,948,660**	**$2,586,232**	**$3,235,390**	**$633,157**

Severance Payment. The severance payments reported for each Named Executive represent a lump-sum cash payment equal to two times (2.99 times for Mr. Fees) the sum of the Named Executive's annual base salary and target bonus amount as in effect on the date of termination, which would have been payable pursuant to his applicable spin-off or severance agreement if he resigns for "good reason."

Benefits Payment. Upon termination by the Named Executive for "good reason" under the spin-off and severance agreements, each Named Executive would also be entitled to a lump-sum payment equal to three times the full annual cost of coverage for the medical, dental and/or vision benefits in effect for the applicable Named Executive and his qualified beneficiaries as of the date of termination. This payment is subject to the same conditions described above for severance payments under the spin-off and severance agreements. The amounts reported for all Named Executives were determined by multiplying the annual cost of 2015 medical, dental and/or vision benefits for the Named Executive and his qualified beneficiaries by three. No amount would be payable to Mr. Baker and Mr. Henry for a December 31, 2015 termination because they did not elect medical, dental or vision benefits through our Company in 2015.

EICP. Upon a termination by a Named Executive for good reason under the spin-off and severance agreements, each Named Executive would be entitled to the target amount of his annual incentive award in 2015 under the EICP based on a December 31, 2015 termination date, contingent on the participant executing a general release of claims and restrictive covenants as described above.

Financial Planning. If the Named Executive terminates his employment for good reason under his spin-off or severance agreement and he participated in the Company's financial planning services as of December 31, 2015, he would be entitled to financial planning benefits until June 30th of the year following the year in which the termination for good reason occurred, so long as the services are not earlier terminated for all similarly situated employees. None of the Named Executives employed as of December 31, 2015 participated in financial planning benefits in 2015.

SERP. Pursuant to the spin-off and severance agreements, a Named Executive's company account in the SERP becomes fully vested on, among other events, the date of the executive's termination for good reason. Mr. Canafax was 80% vested in his company account as of December 31, 2015. Accordingly, 20% of the amount in his company account would be subject to accelerated vesting upon his termination for good reason. Messrs. Fees and Henry were not participants in the SERP during 2015.

Restoration Plan. The spin-off and severance agreements provide that a Named Executive's company matching account and company service-based account become fully vested on, among other events, the date the Named Executive terminates his employment for good reason. Messrs. Baker, Black, Canafax and Henry were each 100% vested in their respective company matching accounts and company service-based accounts as of December 31, 2015. Mr. Fees did not participate in the Restoration Plan in 2015.

Equity Awards. The spin-off and severance agreements generally provide that all outstanding and unvested equity awards granted to our Named Executives prior to December 31, 2014 will become fully vested upon, among other events, their termination of employment for good reason, except that no such award that is subject to Internal Revenue Code Section 409A will be paid on a date earlier than is provided in the applicable award agreement to the extent necessary to avoid the imposition of tax penalties pursuant to Code Section 409A. Outstanding and unvested equity awards granted during 2015 (other than the spin-off awards) will vest in accordance with the terms of the applicable award agreement.

ESTIMATED VALUE OF BENEFITS TO BE RECEIVED UPON TERMINATION DUE TO DEATH OR DISABILITY

The following table shows the value of payments and other benefits due to the Named Executives assuming the termination of their employment by reason of death or disability as of December 31, 2015.

	Mr. Baker	Mr. Black	Mr. Fees	Mr. Canafax	Mr. Henry
Severance Payments[1]	$ 650,000	$ 375,000	$500,000	$ 490,000	$ 438,700
COBRA Payments[1]	—	$ 13,199	$ 10,750	$ 14,553	—
Outplacement Services[1]	$ 6,750	$ 6,750	$ 6,750	$ 6,750	$ 6,750
Supplemental Executive Retirement Plan (SERP)	$ 36,637	—	—	$ 27,001	—
Restoration Plan	—	—	—	—	—
Stock Options (unvested and accelerated)	$1,128,731	$ 383,489	—	$ 762,639	$ 369,743
Restricted Stock Units (unvested and accelerated)	$1,902,261	$ 803,527	—	$1,752,783	$ 772,329
Restricted Stock Awards (unvested and accelerated)	$ 860,395	$ 417,966	—	$1,092,380	$ 229,189
Tax Reimbursements	—	—	—	—	—
Total	**$4,584,774**	**$1,999,931**	**$517,500**	**$4,146,106**	**$1,816,711**

(1) *These benefits would not be payable in the event of a Named Executive's death.*

Severance Payment. The severance payments reported for each Named Executive represent lump-sum cash payments equal to 52 weeks base salary as in effect on the date of termination. This is the amount that would have been payable under the BWXT Executive Severance Plan, as amended and restated July 1, 2015 (the "Executive Severance Plan"). Through this plan, eligible employees are entitled to receive specified severance benefits, including the severance payment reported, in the event their employment is terminated due to a termination by the Company by reason of a Named Executive being unable to perform his duties due to their physical or mental illness or disability. The Executive Severance Plan generally provides for benefits in the event a Named Executive is terminated by the Company for reasons other than "cause." "Cause" is defined to exclude instances where an eligible employee is unable to perform his duties by reason of his physical or mental illness or disability.

COBRA Payments. Upon a termination by the Company for any reason other than cause under our Executive Severance Plan, each Named Executive would be entitled to a lump-sum payment equal to nine months of COBRA premiums for the medical, dental and/or vision benefits in effect for the Named Executive and his qualified beneficiaries as of the date of termination. The amounts reported were determined by multiplying the monthly cost of 2015 medical, dental and/or vision benefits for the Named Executive and his qualified beneficiaries by 102%, and then multiplying the product by nine. No amount would be payable to Mr. Baker and Mr. Henry for a December 31, 2015 termination because they did not elect medical, dental or vision benefits through our Company in 2015. Our Executive Severance Plan also provides for extended availability of COBRA coverage from 18 to 24 months.

Outplacement Services. Each Named Executive would be entitled to 12 months of employer-paid outplacement services under our Executive Severance Plan following his termination by the Company for reasons other than cause. The amounts reported represent the per-person cost our company would incur to engage our third-party service provider for 12 months of executive outplacement services.

SERP. Under the terms of the SERP, an executive's company account fully vests on, among other events, the executive's death or disability. Mr. Canafax was 80% vested in his company account as of December 31, 2015.

Accordingly, 20% of the amount in his company account would be subject to accelerated vesting upon his death or disability. Messrs. Fees and Henry were not participants in the SERP during 2015.

Restoration Plan. Under our Restoration Plan, an executive's company matching account and company service-based account become fully vested on, among other events, the date of the executive's death or disability. Messrs. Baker, Black and Canafax were each 100% vested in their respective company matching accounts and company service-based accounts as of December 31, 2015.

Equity Awards. Under the terms of the awards outstanding for each Named Executive as of December 31, 2015, all unvested stock awards become vested and all unvested option awards become vested and exercisable in the event the applicable Named Executive's employment terminates by reason of his death or disability. Additionally, the spin-off agreements with Messrs. Baker, Black, Canafax and Henry generally provide that the spin-off equity award granted pursuant to the terms of the spin-off agreement becomes fully vested upon, among other events, their termination of employment due to the Named Executive's death or disability, so long as the Named Executive remained continuously employed by the Company through the date of death or the date of separation from service due to disability.

ESTIMATED VALUE OF BENEFITS TO BE RECEIVED UPON CHANGE IN CONTROL

The following table shows the estimated value of payments and other benefits due the Named Executives assuming a change in control and termination as of December 31, 2015.

	Mr. Baker	Mr. Black	Mr. Fees	Mr. Canafax	Mr. Henry
Severance Payments	$3,692,650	$1,200,000	$2,392,000	$1,568,000	$1,316,100
EICP	$ 585,000	$ 225,000	$ 151,233	$ 294,000	$ 219,350
Financial Planning	—	—	—	—	—
Supplemental Executive Retirement Plan (SERP)	$ 0	$ 0	$ 0	$ 27,001	—
Restoration Plan	$ 0	$ 0	$ 0	$ 0	$ 0
Benefits	—	$ 52,796	$ 42,999	$ 58,213	—
Stock Options (unvested and accelerated)	$1,128,731	$ 383,489	$ 0	$ 762,639	$ 369,743
Restricted Stock Units (unvested and accelerated)	$1,902,261	$ 803,527	$ 0	$1,752,783	$ 772,329
Restricted Stock Awards (unvested and accelerated)	$ 860,395	$ 417,966	—	$1,092,380	$ 229,189
Tax Reimbursements	—	—	—	—	—
Total	**$8,169,037**	**$3,082,778**	**$2,586,232**	**$5,555,016**	**$2,906,711**

The Company has change-in-control agreements with various officers. The spin-off and severance agreements generally provide that in the event of a change in control (which generally means the same as it does under the Company's change-in-control agreements), the Named Executive's change-in-control agreement with the Company will control.

Generally, under the Company's change-in-control agreements, if a Named Executive is terminated within two years following a change in control either (1) by the Company for any reason other than cause or death or disability; or (2) by the Named Executive for good reason, the Named Executive is entitled to receive:

- accelerated vesting in the executive's SERP account;

- accelerated vesting in any outstanding equity awards;

- a cash severance payment;

- a prorated target EICP payment;

- payment of the prior year's EICP payment, if unpaid at termination; and

- a cash payment for health benefits coverage.

In addition to these payments, the Named Executive would be entitled to various accrued benefits earned through the date of termination, such as earned but unpaid salary and earned but unused vacation and reimbursements.

Under the Company's change-in-control agreements, a "change in control" will be deemed to have occurred on the occurrence of any of the following:

- Any person, other than an ERISA-regulated pension plan established by the Company or its affiliates makes an acquisition of outstanding voting stock and is, immediately thereafter, the beneficial owner of 30% or more of the then outstanding voting stock, unless such acquisition is made directly from the Company in a transaction approved by a majority of the incumbent directors; or any group is formed that is the beneficial owner of 30% or more of the outstanding voting stock (other than a group formation for the purpose of making an acquisition directly from the Company and approved (prior to such group formation) by a majority of the incumbent directors);

- individuals who are incumbent directors cease for any reason to constitute a majority of the members of the board of directors;

- consummation of a business combination unless, immediately following such business combination, (1) all or substantially all of the individuals and entities that were the beneficial owners of the outstanding voting stock immediately before such business combination beneficially own, directly or indirectly, more than 51% of the then outstanding shares of voting stock of the parent corporation resulting from such business combination in substantially the same relative proportions as their ownership, immediately before such business combination, of the outstanding voting stock, (2) if the business combination involves the issuance or payment by the Company of consideration to another entity or its stockholders, the total fair market value of such consideration plus the principal amount of the consolidated long-term debt of the entity or business being acquired (in each case, determined as of the date of consummation of such business combination by a majority of the incumbent directors) does not exceed 50% of the sum of the fair market value of the outstanding voting stock plus the principal amount of the Company's consolidated long-term debt (in each case, determined immediately before such consummation by a majority of the incumbent directors), (3) no person (other than any corporation resulting from such business combination) beneficially owns, directly or indirectly, 30% or more of the then outstanding shares of voting stock of the parent corporation resulting from such business combination and (4) a majority of the members of the board of directors of the parent corporation resulting from such business combination were incumbent directors of the Company immediately before consummation of such business combination; or

- consummation of a major asset disposition unless, immediately following such major asset disposition,

(1) individuals and entities that were beneficial owners of the outstanding voting stock immediately before such major asset disposition beneficially own, directly or indirectly, more than 70% of the then outstanding shares of voting stock (if it continues to exist) and of the entity that acquires the largest portion of such assets (or the entity, if any, that owns a majority of the outstanding voting stock of such acquiring entity) and (2) a majority of the members of the board of directors (if it continues to exist) and of the entity that acquires the largest portion of such assets (or the entity, if any, that owns a majority of the outstanding voting stock of such acquiring entity) were incumbent directors of the Company immediately before consummation of such major asset disposition.

Severance Payment. The severance payment made to each Named Executive, with the exception of Messrs. Baker and Fees, in connection with a change in control is a cash payment equal to two times the sum of (1) the executive's annual base salary prior to termination and (2) the same annual base salary multiplied by the executive's target annual incentive compensation percentage for the year in which the termination occurs. The severance payment made to Messrs. Baker and Fees in connection with a change in control is a cash payment equal to two and 99/100 times the sum of (1) his annual base salary prior to termination and (2) the same annual base salary multiplied by his target EICP percentage for the year in which the termination occurs. Assuming a termination as of December 31, 2015, the severance payment under a change in control would have been calculated based on the following:

- Mr. Baker: $650,000 base salary and $585,000 target annual incentive compensation (90% of his annual base salary);

- Mr. Black: $375,000 base salary and $225,000 target annual incentive compensation (60% of his annual base salary);

- Mr. Fees: $500,000 base salary and $300,000 target annual incentive compensation (60% of his annual base salary);

- Mr. Canafax: $490,000 base salary and $294,000 target annual incentive compensation (60% of his annual base salary); and

- Mr. Henry: $438,700 base salary and $219,350 target annual incentive compensation (50% of his annual base salary).

EICP Payment. Depending on the timing of the termination relative to the payment of an EICP award, the applicable executive could receive up to two EICP payments in connection with termination resulting from a change in control, as follows:

- If an EICP award for the year prior to termination is paid to other EICP participants after the date of the executive's termination, the executive would be entitled to receive the actual amount of the award determined under the EICP for such prior year (without the exercise of any downward discretion). The 2014 EICP awards were paid before December 31, 2015. As a result, no payment would have been due to our Named Executives in this respect.

- The executive would be entitled to a prorated target EICP payment equal to the product of the Named Executive's annual base salary and EICP target percentage, with the product prorated based on the number of days the Named Executive was employed during the year in which the termination occurs. Based on a December 31, 2015 termination, each Named Executive other than Mr. Fees would have been entitled to an EICP payment equal to 100% of his 2015 target EICP, as in effect immediately prior to the date of termination. Based on a December 31, 2015 termination, Mr. Fees would have been entitled to an EICP payment equal to 50% of his 2015 target EICP.

Financial Planning. Under the terms of the agreement with the Company's financial planning service provider, each Named Executive is entitled to financial planning benefits for one year following a change in control, so long as the agreement has not been earlier terminated. The amounts reported in this column represent the fee that would be required to be paid for each such Named Executive to receive such benefits. "Change of control" is not defined under the agreement.

SERP. Under the terms of the Company's SERP, an executive's company account becomes fully vested on, among other events, the date a change in control occurs. Mr. Canafax was 80% vested in his company account as of December 31, 2015. Accordingly, 20% of the amount in his company account would be subject to accelerated vesting upon the occurrence of a change in control. Messrs. Fees and Henry were not participants in the SERP during 2015. Under the SERP, a "change in control" occurs under the same circumstances described above with respect to the change-in-control agreements.

Restoration Plan. Under the Company's Restoration Plan, an executive's company matching account and company service-based account become fully vested on, among other events, the date a change in control occurs. Messrs. Baker, Black, Canafax and Henry were each 100% vested in their respective company matching accounts and company service-based accounts as of December 31, 2015. "Change in Control" has a substantially similar meaning under the Company's Restoration Plan as it does under the Company's change in control agreements, except that a participant in the Company's Restoration Plan is excluded from accelerated vesting if the participant is part of a purchasing group that consummates a transaction that qualifies as a change of control under the Restoration Plan.

Benefits. The amounts reported represent three times the full annual cost of coverage for medical, dental and vision benefits provided to the Named Executive and their covered dependents for the year ended December 31, 2015. No amount would be payable to Mr. Baker and Mr. Henry for a December 31, 2015 termination because they did not elect medical, dental or vision benefits through our Company in 2015.

Tax Reimbursements. The agreements do not provide any tax reimbursement on the benefits. Instead, the agreements contain a "modified cutback" provision, which acts to reduce the benefits payable to a Named Executive to the extent necessary so that no excise tax would be imposed on the benefits paid, but only if doing so would result in the Named Executive retaining a larger after-tax amount.

Equity Awards. Under the terms of the awards outstanding, all unvested stock and option awards would become vested on a change in control, regardless of whether there is a subsequent termination of employment. Under the Company's 2010 LTIP, a "change in control" occurs under the same circumstances described above with respect to the Company's change-in-control agreements. See "Equity Awards" under the "Estimated Value of Benefits to Be Received Upon Termination Due to Death or Disability" table above for more information regarding the amounts reported for stock option awards, which information is also applicable to the "Estimated Value of Benefits to Be Received Upon Change in Control" table above.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the number of shares of our common stock beneficially owned as of March 9, 2016 (unless noted otherwise) by each director or nominee as a director, each Named Executive and all our directors and executive officers as a group, including shares that those persons have the right to acquire within 60 days on the vesting of restricted stock units or the exercise of stock options.

Name	Shares Beneficially Owned	Shares Deferred[1]
Jan A. Bertsch	3,719	6,041
P. Sandy Baker[2]	140,210	8,528
David S. Black[3]	99,509	0
Benjamin H. Bash[4]	38,981	0
James D. Canafax[5]	206,688	0
John A. Fees[6]	116,257	58,830
William A. Fox, III[7]	51,301	0
Rex D. Geveden	0	0
Robert W. Goldman[8]	31,720	0
Joseph G. Henry[9]	74,215	0
Jason S. Kerr[10]	11,235	0
Robb A. LeMasters[11]	4,928	0
Adm. Richard W. Mies[12]	11,129	19,587
Robert L. Nardelli[13]	9,731	0
Charles W. Pryor	4,907	0
All directors and executive officers as a group (15 persons)[14]	804,530	92,986

(1) Amounts reported in the "Shares Deferred" column represent shares of common stock underlying vested restricted stock units and accrued dividend equivalents paid in shares that our directors or Named Executives have elected to defer under our LTIP, but which are not considered beneficially owned under applicable Securities and Exchange Commission rules. See "Director Compensation – Stock Awards" and "Deferred Stock Under 2010 LTIP" under the "Non-Qualified Deferred Compensation" table for additional information on the deferral of stock awards.

(2) Shares owned by Mr. Baker include 71,666 shares of common stock that he may acquire on the exercise of stock options and 2,116 shares of common stock held in our Thrift Plan as of February 24, 2016.

(3) Shares owned by Mr. Black include 47,289 shares of common stock that he may acquire on the exercise of stock options and 2,752 shares of common stock held in our Thrift Plan as of February 24, 2016.

(4) Shares owned by Mr. Bash include 19,267 shares of common stock that he may acquire on the exercise of stock options and 477 shares of common stock held in our Thrift Plan as of February 24, 2016.

(5) Shares owned by Mr. Canafax include 110,713 shares of common stock that he may acquire on the exercise of stock options and 2,946 shares of common stock held in our Thrift Plan as of February 24, 2016.

(6) Shares owned by Mr. Fees include 3,902 shares of common stock underlying vested restricted stock units and accrued dividend equivalents paid in shares that he has elected to defer under our LTIP and which are considered beneficially owned under applicable Securities and Exchange Commission rules because Mr. Fees will acquire such shares immediately upon termination of service on the Board of Directors and 9,204 shares of common stock held in our Thrift Plan as of February 24, 2016.

(7) Shares owned by Mr. Fox include 19,070 shares of common stock that he may acquire of the exercise of stock options and 428 shares of common stock held in our Thrift Plan as of February 24, 2016.

(8) Shares owned by Mr. Goldman include 3,509 shares of common stock that he may acquire on the exercise of stock options.

(9) Shares held by Mr. Henry include 46,123 shares of common stock that he may acquire on the exercise of stock options and 1,120 shares of common stock held in our Thrift Plan as of February 24, 2016.

(10) Shares owned by Mr. Kerr include 9,410 shares of common stock that he may acquire on the exercise of stock options and 285 shares of common stock held in our Thrift Plan as of February 24, 2016.

(11) Shares owned by Mr. LeMasters represent shares of common stock underlying vested restricted stock units and accrued dividend equivalents paid in shares that he has elected to defer under our LTIP and which are considered beneficially owned under applicable Securities and Exchange Commission rules because Mr. LeMasters will acquire such shares immediately upon termination of service on the Board of Directors.

(12) Shares owned by Admiral Mies include 4,978 shares of common stock underlying vested restricted stock units and accrued dividend equivalents paid in shares that he has elected to defer under our LTIP and which are considered beneficially owned under applicable Securities and Exchange Commission rules because Admiral Mies will acquire such shares immediately upon termination of service on the Board of Directors.

(13) Shares owned by Mr. Nardelli represent shares of common stock underlying vested restricted stock units and accrued dividend equivalents paid in shares that he has elected to defer under our LTIP and which are considered beneficially owned under applicable Securities and Exchange Commission rules because Mr. Nardelli will acquire such shares immediately upon termination of service on the Board of Directors.

(14) Shares owned by all directors and executive officers as a group include 330,949 shares of common stock that may be acquired on the exercise of stock options, as described above, and 19,328 shares of common stock held in our Thrift Plan.

Shares beneficially owned by each of our directors and officers individually in each case constituted less than one percent of the outstanding shares of common stock on March 9, 2016, as determined in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. The aggregate shares beneficially owned by all of our directors and officers as a group constituted approximately 1.0% of the outstanding shares of common stock measured as of the same date and on the same basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table furnishes information concerning all persons known by us to beneficially own 5% or more of our outstanding shares of common stock, which is our only class of voting stock outstanding:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
FMR LLC 245 Summer Street Boston, MA 02210	15,250,507[2]	14.62%
Blue Harbour Group, LP 646 Steamboat Road Greenwich, CT 06830	10,561,086[3]	10.12%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19335	7,655,675[4]	7.33%

(1)   Percent is based on outstanding shares of our common stock on March 9, 2016.

(2)   As reported on Schedule 13G/A filed with the SEC on February 12, 2016. The Schedule 13G/A reports beneficial ownership of 15,250,507 shares of our common stock by FMR LLC, which has sole voting power over 871,643 shares, shared voting power over zero shares and sole dispositive power over 15,250,507 shares.

(3)   As reported on Schedule 13D/A filed with the SEC on July 6, 2015. The Schedule 13D/A reports beneficial ownership of 10,561,086 shares of our common stock by Blue Harbour Group, LP, over which shares it has shared voting and shared dispositive power. The Schedule 13D/A reports beneficial ownership of 10,561,086 shares of our common stock by Blue Harbour Holdings, LLC, Blue Harbour Group, LP and Clifton S. Robbins, which each have shared voting and dispositive power over 10,561,086 shares.

(4)   As reported on Schedule 13G/A filed with the SEC on February 10, 2016. The Schedule 13G/A reports beneficial ownership of 7,655,675 shares of our common stock by The Vanguard Group, which has sole voting power over 76,777 shares, shared voting power over 5,300 shares, sole dispositive power over 7,579,798 shares and shared dispositive power over 75,877 shares. The Schedule 13G/A also reports Vanguard Fiduciary Trust Company as the beneficial owner of 70,577 shares and Vanguard Investments Australia, Ltd. as the beneficial owner of 11,500 shares. The Schedule 13G/A reports that both beneficial owners are wholly-owned subsidiaries of The Vanguard Group, Inc.

AUDIT AND FINANCE COMMITTEE REPORT

The following report of the Audit and Finance Committee shall not be deemed to be "soliciting material" or to otherwise be considered "filed" with the SEC or be subject to Regulation 14A or 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that BWXT specifically incorporates it by reference into such filing.

As described more fully in its charter, the purpose of the Audit and Finance Committee is to assist the Board in its oversight of BWXT's financial reporting process, internal control system and audit functions. The Audit and Finance Committee also provides oversight of (i) BWXT's compliance with legal and regulatory financial requirements; (ii) BWXT's guidelines, policies and processes to assess and manage the Company's exposure to risks in general, including financial risks; (iii) BWXT's financial strategies and capital structure; and (iv) BWXT's ethics and compliance program. Our principal responsibility is one of oversight. BWXT's management is responsible for the preparation, presentation and integrity of its financial statements and Deloitte & Touche LLP ("Deloitte"), BWXT's independent registered public accounting firm, is responsible for auditing and reviewing those financial statements. Deloitte reports directly to the Audit and Finance Committee, which is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm.

In this context, we have reviewed and discussed BWXT's audited consolidated financial statements for the year ended December 31, 2015 with BWXT's management and Deloitte. This review included discussions with Deloitte regarding those matters required to be discussed by Auditing Standard No. 16, *Communications with Audit Committees*, issued by the Public Company Accounting Oversight Board. In addition, we received from Deloitte the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the Audit and Finance Committee concerning independence and discussed with Deloitte their independence from BWXT's and its management. We also considered whether the provision of non-audit services to BWXT's is compatible with Deloitte's independence.

We reviewed and discussed with management its assessment and report on the effectiveness of BWXT's internal control over financial reporting as of December 31, 2015, which it made using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control — Integrated Framework." We have also reviewed and discussed with Deloitte its review and report on BWXT's internal control over financial reporting.

Based on these reviews and discussions and the reports of Deloitte, the Audit and Finance Committee recommended to the Board that the audited financial statements be included in BWXT's Annual Report on Form 10-K for the year ended December 31, 2015, for filing with the Securities and Exchange Commission.

THE AUDIT AND FINANCE COMMITTEE

Jan A. Bertsch, Chairwoman
Robb A. LeMasters
Robert L. Nardelli

PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR YEAR ENDING DECEMBER 31, 2016

Our Board of Directors has ratified the decision of the Audit and Finance Committee to appoint Deloitte & Touche LLP ("Deloitte") to serve as the independent registered public accounting firm to audit our financial statements for the year ending December 31, 2016. Although we are not required to seek stockholder approval of this appointment, we intend to seek stockholder approval of our registered public accounting firm annually. No determination has been made as to what action the Audit and Finance Committee and the Board of Directors would take if our stockholders fail to ratify the appointment. Even if the appointment is ratified, the Audit and Finance Committee retains discretion to appoint a new independent registered public accounting firm at any time if the Audit and Finance Committee concludes such a change would be in our best interests. We expect that representatives of Deloitte will be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions.

For the year ended December 31, 2015, we paid Deloitte fees, including expenses and taxes, totaling $2,490,968, which are categorized below. For the year ended December 31, 2014, we paid Deloitte fees, including expenses and taxes, in the amounts reported in the 2014 column below.

	2015	2014
Audit The Audit fees for the year ended December 31, 2015 were for professional services rendered for the audits of the combined and consolidated financial statements of BWXT, the audit of BWXT's internal control over financial reporting, statutory and subsidiary audits, reviews of the quarterly combined and consolidated financial statements of BWXT and assistance with review of documents filed with the SEC	$2,003,370	$3,594,705
Audit-Related The Audit-Related fees for the year ended December 31, 2015 were for services related to compliance audits and financial statement reviews for the Company and certain subsidiaries.	$ 179,938	$2,766,997
Tax The Tax fees for the year ended December 31, 2015 were for professional services rendered for consultations on various U.S. federal, state and international tax compliance assistance, as well as consultation and advice on various foreign tax matters	$ 305,060	$ 428,206
All Other The fees for all other services for the year ended December 31, 2015 were for an online research tool subscription service.	$ 2,600	$ 0
Total	**$ 2,490,968**	**$ 6,789,908**

It is the policy of our Audit and Finance Committee to pre-approve all audit engagement fees, terms and services and permissible non-audit services to be performed by our independent registered public accounting firm.

Annually, the independent registered public accounting firm and the Vice President of Internal Audit present to the Audit and Finance Committee the anticipated services to be performed by the firm during the year. The Audit and Finance Committee reviews and, as it deems appropriate, pre-approves those services. The separate Audit, Audit-Related, Tax and All Other services and estimated fees are presented to the Audit and Finance Committee for consideration. The Audit and Finance Committee reviews on at least a quarterly basis the proposed services and fees for additional services that have occurred and are outside the scope of the services and fees initially pre-approved by the Audit and Finance Committee. In order to respond to time-sensitive requests for services that may arise between regularly scheduled meetings, the Audit and Finance Committee has pre-approved specific audit, audit-related, tax and other services and individual and aggregate fees for such services. The Audit and Finance Committee did not approve any audit, audit-related, tax or other services pursuant to the de minimis exception described in Section 10A(i)(1)(B) of the Exchange Act of 1934.

RECOMMENDATION AND VOTE REQUIRED

Our Board of Directors recommends that stockholders vote "FOR" the ratification of the decision of our Audit and Finance Committee to appoint Deloitte as our independent registered public accounting firm for the year ending December 31, 2016. The proxy holders will vote all proxies received for approval of this proposal unless instructed otherwise. Approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy and entitled to vote on this proposal at the Annual Meeting. Because abstentions are counted as present for purposes of the vote on this matter but are not votes "FOR" this proposal, they have the same effect as votes "AGAINST" this proposal.

PROPOSAL 4: APPROVAL OF MATERIAL TERMS FOR PERFORMANCE-BASED AWARDS FOR SECTION 162(M) PURPOSES UNDER THE AMENDED AND RESTATED EXECUTIVE INCENTIVE COMPENSATION PLAN

We are asking our stockholders to re-approve the material terms for performance-based awards granted under our Executive Incentive Compensation Plan (the "EICP").

Our stockholders last approved the material terms of our amended and restated EICP at our 2011 annual meeting. In connection with the Spin-Off, our Board approved the further amendment and restatement of our EICP on July 1, 2015 solely to reflect the change of our company name from The Babcock & Wilcox Company to BWX Technologies, Inc. in the terms of the EICP.

We are not currently proposing any other modifications to the EICP. However, stockholder re-approval of the material terms of the plan is necessary for us to make awards under the EICP that will be tax-deductible by us as performance-based compensation under Section 162(m) of the Internal Revenue Code (the "Code").

Section 162(m) of the Code limits the deductibility for federal income tax purposes of compensation in excess of $1 million per year for the chief executive officer and certain other officers, unless such compensation qualifies as performance-based compensation under the Code. Various requirements must be satisfied in order for awards to qualify as performance-based compensation. One requirement is that the material terms relating to such awards must be approved by the shareholders of the public company.

If the stockholders approve the proposal, the EICP will enable our Compensation Committee to continue to grant awards under the EICP that, assuming other conditions are met, will qualify as performance-based compensation.

A summary of the EICP is set forth below and is qualified in its entirety to the text of the EICP, which is attached as Appendix A to this proxy statement.

Summary Description of the EICP

Administration. The Compensation Committee administers the EICP. The Compensation Committee annually selects the participants and establishes the amount of the award opportunity that each participant may earn based on the level of attainment of performance goals previously determined by the Compensation Committee. The Compensation Committee has full and final authority to implement and interpret the EICP. Except as prohibited by law, the Compensation Committee may delegate its duties under the EICP to our Chief Executive Officer and other executive officers.

Eligibility. All of our full-time salaried employees are eligible to participate in the EICP. Other than our Chief Executive Officer, who automatically participates, the Compensation Committee selects the participants for the EICP. There were 19 participants in the EICP in 2015, including participants who left our Company in connection with the Spin-Off.

Performance Goals. The Compensation Committee establishes, for each plan year, performance goals based upon any combination of corporate, segment, group, subsidiary, divisional and/or individual goals. For any award that is intended to qualify as a performance-based award under Section 162(m) of the Code, the amount paid out will be based on: (a) the participant's target award and (b) the company, segment, group, subsidiary or division performance relative to the pre-established performance goals. Performance measures which may be used in such qualified performance-based awards are generally limited to: cash flow, cash flow return on capital, cash flow return on assets, cash flow return on equity, earnings per share (basic or diluted), economic value added, net income, operating income, return on assets, return on capital, return on invested capital, return on equity, safety, share price, relative shareholder return and total shareholder return. At the time the performance goals are established, the Compensation Committee, in a manner consistent with Code Section 162(m), may specify that such performance measures shall be adjusted to exclude any negative impact caused by research and development expenses, acquisition costs, operating expenses from acquired businesses or corporate transactions, changes in accounting principles and such other unusual, nonrecurring or extraordinary items specified by the Compensation Committee in its sole discretion. The Committee has the discretion to decrease or eliminate the amount of any award otherwise payable.

No Adjustment of Performance Goals or Award Opportunities. Performance goals may not be changed following their establishment where such action would cause the award to no longer qualify as "qualified performance-based compensation" under Section 162(m) of the Code.

Award Payments. Following the end of each plan year, awards are computed for each plan participant. Final individual awards may vary above or below the target award, based on the level of achievement of the pre-established performance goal and/or the exercise of the

Compensation Committee's discretion. The maximum award that may be paid out to any one participant in any given plan year under the EICP is three million dollars ($3,000,000). Awards earned will be paid no later than the March 15 following the end of the plan year during which the award is earned, or as soon as administratively practicable thereafter in the event payment is delayed due to unforeseeable events.

Clawbacks. For awards granted under the EICP on or after February 22, 2011, we have the general right to recover certain payments under the EICP to individuals that knowingly engaged in fraud, in the event we are required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement as

a result of such fraud. We may recover from such persons any amounts paid during the three years prior to the determination to prepare a restatement that were in excess what would have been earned by such persons under the restatement.

EICP Benefits. Because the EICP provides for broad discretion in selecting participants and in making and paying awards, the total number of persons who will participate in the EICP going forward and the respective benefits to be awarded to them will vary from time to time and is undeterminable at this time. In 2016, approximately 13 participants were granted target award opportunities under the EICP.

RECOMMENDATION AND VOTE REQUIRED

Our Board of Directors unanimously recommends a vote "FOR" approval of this proposal. The proxy holders will vote all proxies received for approval of this proposal unless instructed otherwise. Approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy and entitled to vote on this proposal at the Annual Meeting. Because abstentions are counted as present for purposes of the vote on this matter but are not votes "FOR" this proposal, they have the same effect as votes "AGAINST" this proposal. In general, brokers do not have discretionary authority on proposals relating to equity compensation plans. Therefore, absent instructions from you, your broker may not vote your shares on this proposal. Broker non-votes will have no effect on the vote.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to our Code of Business Conduct, all employees (including our Named Executives) who have, or whose immediate family members have, any direct or indirect financial or other participation in any business that competes with us, supplies goods or services to us, or is our customer, are required to disclose to us and receive written approval from our Corporate Ethics and Compliance department prior to transacting such business. Our employees are expected to make reasoned and impartial decisions in the workplace. As a result, approval of the business is denied if we believe that the employee's interest in such business could influence decisions relative to our business, or have the potential to adversely affect our business or the objective performance of the employee's work. Our Corporate Ethics and Compliance department implements our Code of Business Conduct and related policies and the Audit and Finance Committee of our Board is responsible for overseeing our Ethics and Compliance Program, including compliance with our Code of Business Conduct. Our Board members are also responsible for complying with our Code of Business Conduct. Additionally,

our Governance Committee is responsible for reviewing the professional occupations and associations of our Board members. Our Audit and Finance Committee also reviews transactions between us and other companies with which our Board members are affiliated. To obtain a copy of our Code of Business Conduct, please see the "Corporate Governance" section above in this proxy statement.

In July 2015, we entered into an indemnification agreement with each of our directors and executive officers in connection with the Spin-Off. Under the terms of the agreement, we agree to indemnify the indemnified person, to the fullest extent permitted by Delaware law, from claims and losses arising from their service to our company (other than certain claims brought by the indemnified party against us or any of our officers and directors). The agreement also provides each indemnified person with expense advancement to the extent the expenses arise from, or might reasonably be expected to arise from, an indemnifiable claim and contains additional terms meant to facilitate a determination of the indemnified person's entitlement to such benefits.

SECTION 16(A) BENEFICIAL OWNERSHIP COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own 10% or more of our voting stock, to file reports of ownership and changes in ownership of our equity securities with the SEC and the NYSE. Directors, executive officers and 10% or more holders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of those forms furnished to us, or written representations that no forms were required, we believe that, during the year ended December 31, 2015, all Section 16(a) filing requirements applicable to our directors, executive officers and 10% or more beneficial owners were satisfied, except with respect to two of our executive officers, Benjamin H. Bash and Joseph G. Henry, and one of our directors, Mr. Robert W. Goldman. In 2016 we filed an amended Form 3 for each of Messrs. Bash, Henry and Goldman to report holdings of restricted stock (in the case of Messrs. Bash and Henry) and common stock (in the case of Mr. Goldman) that were inadvertently omitted from their initial Form 3 filings at the time they became executive officers and a director, respectively, in connection with the Spin-Off in June 2015.

STOCKHOLDERS' PROPOSALS

Any stockholder who wishes to have a qualified proposal considered for inclusion in our proxy statement for our 2017 Annual Meeting must send notice of the proposal to our Corporate Secretary at our principal executive office no later than November 18, 2016. If you make such a proposal, you must provide your name, address, the number of shares of common stock you hold of record or beneficially, the date or dates on which such common stock was acquired and documentary support for any claim of beneficial ownership.

In addition, any stockholder who intends to submit a proposal for consideration at our 2017 Annual Meeting, but not for inclusion in our proxy materials, or who intends to submit nominees for election as directors at the meeting must notify our Corporate Secretary. Under our bylaws, such notice must (1) be received at our principal executive offices no earlier than close of business on December 30, 2016 or later than January 29, 2017 and (2) satisfy specified requirements set forth in our bylaws. A copy of the pertinent bylaw provisions can be found on our Web site at *www.bwxt.com* at "Investors — Corporate Governance — Highlights."

By Order of the Board of Directors,



JAMES D. CANAFAX
Corporate Secretary

Dated: March 18, 2016

BWX TECHNOLOGIES, INC.
EXECUTIVE INCENTIVE COMPENSATION PLAN
AMENDED & RESTATED AS OF JULY 1, 2015

TABLE OF CONTENTS

ARTICLE 1 — PURPOSE

The purpose of the plan is to make provision for the payment of supplemental compensation to managerial and other key Employees who contribute materially to the success of the Company or one or more of its Subsidiary or Affiliated Companies, thereby affording them an incentive for and a means of participating in that success.

ARTICLE 2 — DEFINITIONS

For the purpose of the Plan, the following definitions shall be applicable:

(a) *Affiliated Company*. Any corporation, joint venture, or other legal entity in which BWX Technologies, Inc.,, directly or indirectly, through one or more Subsidiaries, owns less than fifty percent (50%) but at least twenty percent (20%) of its voting control.

(b) *Award Opportunity*. The various levels of incentive award payouts which a Participant may earn under the Plan, as established by the Committee pursuant to Sections 6(a), 6(b) and 8(b) herein.

(c) *Board.* The Board of Directors of BWX Technologies, Inc.

(d) *Code*. "Code" means the Internal Revenue Code of 1986, as amended.

(e) *Committee*. "Committee" means the Compensation Committee of the Board of Directors. The Committee shall be constituted so as to permit the Program to comply with the exemptive provisions of Section 16 of the Securities Exchange Act of 1934, and the rules promulgated thereunder, and the rules and regulations approved by national securities exchanges.

(f) *Company*. "Company" means BWX Technologies, Inc.,, a Delaware corporation (or any successor thereto).

(g) *Consolidated Balance Sheet* With respect to each fiscal year of the Company, the Consolidated Balance Sheet included in the Company's Consolidated Financial Statements for such year, as certified by the Company's independent public accountants, and set forth in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(h) *Consolidated Financial Statements*. With respect to each fiscal year of the Company, the Company's Consolidated Balance Sheet and Consolidated Statement of Income and Retained Earnings for such year.

(i) *Covered Employee*. A Participant who is one of the group of "covered employees," as defined in the Regulations promulgated under Code Section 162(m)(3) or who the Committee determines is likely to become one of the group of "covered employees" as defined under Code Section 162(m).

(j) *Economic Value Added*. Economic Value Added, with respect to each fiscal year of the Company, is defined as net operating profit after tax minus the product of capital and the cost of capital.

(k) *Employee*. Any person who is regularly employed by the Company or any of its Subsidiary or Affiliated Companies on a full-time salaried basis, including any Employee who also is an officer or director of the Company or of any of its Subsidiary or Affiliated Companies.

(l) *Equity.* Total stockholders' equity as reported in the Company's Consolidated Balance Sheet.

(m) *Final Award*. The actual award earned during a plan year by a Participant, as determined by the Committee following the end of a plan year; provided Participant is still an Employee when payment is to be made pursuant to Article 7 herein.

(n) *Participant*. An Employee who has received an Award Opportunity.

(o) *Plan*. The Executive Incentive Compensation Plan of BWX Technologies, Inc..

(p) *Qualified Performance-Based Award*. An award or portion of an award granted to a Covered Employee that is intended to satisfy the requirements for "qualified performance-based compensation" under Code Section 162(m).

(q) *Salary*. The annual basic compensation earned during a plan year (including any portion which may have been deferred).

(r) *Subsidiary.* Any corporation, joint venture or other legal entity in which the Company, directly or indirectly, owns more than fifty percent (50%) of its voting control.

(s) *Target Incentive Award*. *The award to be paid to Participants when the Company meets "targeted" performance results, as established by the Committee.*

ARTICLE 3 — UNFUNDED STATUS OF THE PLAN

(a) Each Final Award shall be paid from the general funds of the Participant's employer. The entire expense of administering the Plan shall be borne by the Company.

(b) No special or separate funds shall be established, or other segregation of assets made to execute payment of Final Awards. No Employee, or other person, shall have, under any circumstances, any interest whatsoever, vested or contingent, in any particular property or asset of the Company or any Subsidiary or Affiliated Company by virtue of any Final Award.

ARTICLE 4 — ADMINISTRATION OF THE PLAN

Full power and authority to construe, interpret and administer the Plan shall be vested in the Committee. A determination by the Committee in carrying out or administering the Plan shall be final and binding for all purposes and upon all interested persons, their heirs, and personal representative(s). Except as prohibited by applicable law or limited by Article 8 herein, the Committee may delegate to the Chief Executive Officer and to executive officers of the Company its duties under this Plan pursuant to such conditions or limitations as the Committee may establish.

ARTICLE 5 — ELIGIBILITY AND PARTICIPATION

All Employees are eligible for participation in the Plan. Actual participation in the Plan shall be based upon recommendations by the Chief Executive Officer of the Company, subject to approval by the Committee. The Chief Executive Officer of the Company shall automatically participate in the Plan.

ARTICLE 6 — AWARD DETERMINATION

(a) Performance Measures and Performance Goals.

For each plan year, the Committee shall select performance measures and shall establish performance goals for that plan year. Except as provided in Article 8 herein, the performance measures may be based on any combination of corporate, segment, group, subsidiary, divisional, and/or individual goals.

For each plan year, the Committee shall establish ranges of performance goals which will correspond to various levels of Award Opportunities. Each performance goal range shall include a level of performance at which one hundred percent (100%) of the Target Incentive Award shall be earned. In addition, each range shall include levels of performance above and below the one hundred percent (100%) performance level.

After the performance goals are established, the Committee will align the achievement of the performance goals with the Award Opportunities (as described in Article 6(b) herein), such that the level of achievement of the pre-established performance goals at the end of the plan year will determine the Final Awards. Except as provided in Article 8 herein, the Committee shall have the authority to exercise subjective discretion in the determination of Final Awards, and the authority to delegate the ability to exercise subjective discretion in this respect.

(b) Award Opportunities.

For each plan year, the Committee shall establish, in writing, Award Opportunities which correspond to various levels of achievement of the pre-established performance goals. The established Award Opportunities shall vary in relation to the job classification of each Participant.

(c) Adjustment of Performance Goals and Award Opportunities.

Once established, performance goals normally shall not be changed during the plan year. However, except as provided in Article 8 herein, if the Committee determines that external changes or other unanticipated business conditions have materially affected the fairness of the goals, then the Committee may approve appropriate adjustments to the performance goals (either up or down) during the plan year as such goals apply to the Award Opportunities of specified Participants. In addition, the Committee shall have the authority to reduce or eliminate the Final Award determinations, based upon any objective or subjective criteria it deems appropriate.

Notwithstanding any other provision of this Plan, in the event of any change in Corporate capitalization, such as a stock split, or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Company, any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368), or any partial or complete liquidation of the Company, an adjustment shall be made in the Award Opportunities and/or the performance measures or performance goals related to then-current performance periods, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; provided, however, that subject to Article 8 herein, no such adjustment shall be made to a Qualified Performance-Based Award where such action would cause the award to no longer qualify for the exception for "qualified performance-based compensation" under Code Section 162(m).

(d) Final Award Determinations.

At the end of each plan year, Final Awards shall be computed for each Participant as determined by the Committee. Subject to the terms of Article 8 herein, Final Award amounts may vary above or below the Target Incentive Award, based on the level of achievement of the pre-established corporate, segment, group, divisional, and/or individual performance goals.

(e) Award Limit.

The Committee may establish guidelines governing the maximum Final Awards that may be earned by Participants (either in the aggregate, by Employee class, or among individual Participants) in each plan year. The guidelines may be expressed as a percentage of goals or financial measures, or such other measures as the Committee shall from time to time determine; provided, however, that the maximum payout with respect to a Final Award payable to any one Participant in connection with performance in any one plan year shall be three million dollars ($3,000,000).

(f) Threshold Levels of Performance.

The Committee may establish minimum levels of performance goal achievement, below which no payouts of Final Awards shall be made to any Participant.

ARTICLE 7 — PAYMENT OF AWARDS

Each and every Final Award shall be payable in a lump sum no later than the March 15 following the end of the Plan year during which the award is earned, or as soon as administratively practicable thereafter in the event payment is delayed due to unforeseeable events.

ARTICLE 8 — QUALIFIED PERFORMANCE-BASED AWARDS

(a) Applicability of Article 8.

The provisions of this Article 8 shall apply only to Qualified Performance-Based Awards. Qualified Performance-Based Awards include only those awards that are designated by the Committee as Qualified Performance-Based Awards. In the event of any inconsistencies between this Article 8 and the other Plan provisions as they pertain to Qualified Performance-Based Awards, the provisions of this Article 8 shall control.

(b) Establishment of Award Opportunities.

Except as provided for by the Committee at the time a Qualified Performance Based Award is made, Qualified Performance-Based Awards shall be established as a function of the Covered Employee's base Salary. As specified by the Committee at the time the Qualified Performance-Based Award is made, base Salary for this purpose may be stated as a percentage of the base Salary of a Covered Employee at the time the performance measures are established, at the time the Final Award is paid or during the plan year. For each plan year, the Committee shall establish, in writing, various levels of Final Awards which will be paid with respect to specified levels of attainment of the pre-established performance goals.

(c) Components of Award Opportunities.

Each Qualified Performance-Based Award shall be based on: (a) the Covered Employee's Target Incentive Award; (b) the potential Final Awards corresponding to various levels of achievement of the pre-established performance goals, as established by the Committee; and (c) Company, segment, group, subsidiary or division performance in relation to the pre-established performance goals. Performance

measures which may serve as determinants of Qualified Performance-Based Awards shall be limited to Cash Flow, Cash Flow Return on Capital, Cash Flow Return on Assets, Cash Flow Return on Equity, Earnings Per Share (basic or diluted), Net Income, Operating Income, Return on Assets, Return on Capital, Return on Equity, Return on Invested Capital, Safety, Share Price, Total and Relative Shareholder Return and Economic Value Added. At the time the performance measures are established, the Committee, in a manner consistent with Code Section 162(m), may specify that such performance measures shall be adjusted to exclude any negative impact caused by research and development expenses, acquisition costs, operating expenses from acquired businesses or corporate transactions, changes in accounting principles and such other unusual, nonrecurring or extraordinary items specified by the Committee in its sole discretion. The Committee shall have the right through discretionary downward adjustments to exclude the positive impact of the aforementioned items and occurrences.

(d) No Adjustment of Performance Goals or Award Opportunities.

In the case of Qualified Performance-Based Awards, each Covered Employee's Final Award shall be based exclusively on the Award Opportunity levels established by the Committee at the time the Qualified Performance-Based Award is made. In addition, performance goals shall not be changed following their establishment where such action would cause the award to no longer qualify for the exception for "qualified performance-based compensation" under Code Section 162(m), and no payout shall be made when the minimum performance goals are not met or exceeded. The Committee, however, shall have the discretion to decrease or eliminate the amount of the Final Award otherwise payable on account of a Qualified Performance-Based Award. Notwithstanding the above, in the event that changes in the tax law are made to Code Section 162(m) to permit greater flexibility with respect to any Qualified Performance-Based Award available under the Plan, the Committee, subject to Article 11, may make such adjustments it deems appropriate, provided that after such adjustment the award would continue to satisfy the requirement for "qualified performance-based compensation" under Code Section 162(m).

ARTICLE 9 — LIMITATIONS

(a) No person shall at any time have any right to a payment hereunder for any fiscal year, and no person shall have authority to enter into an agreement for the making of an Award Opportunity or payment of a Final Award or to make any representation or guarantee with respect thereto.

(b) An employee receiving an Award Opportunity shall have no rights in respect of such Award Opportunity, except the right to receive payments, subject to the conditions herein, of such Award Opportunity, which right may not be assigned or transferred except by will or by the laws of descent and distribution.

(c) Neither the action of the Company in establishing the Plan, nor any action taken by the Committee under the Plan, nor any provision of the Plan shall be construed as giving to any person the right to be retained in the employ of the Company or any of its Subsidiary or Affiliated Companies.

ARTICLE 10 — CLAWBACK PROVISIONS

(a) For any Award Opportunity established under this Plan on or after February 22, 2011, in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws as a result of fraud (a "Restatement"), the Company will have the right to recover from each current or former Participant who the Board reasonably determines knowingly engaged in the fraud (the "Subject Participant") who earned a Final Award during the three-year period preceding the date on which the Board or the Company, as applicable, determines the Company is required to prepare the Restatement (the "Three-Year Period") the amount of such Final Award in excess of what would have been earned by the current or former Subject Participant under the Restatement.

(b) In the event a Restatement is required, the Board, based upon a recommendation by the Committee, will (1) review each current and former Subject Participant's Final Awards earned under this Plan (for Award Oppor-

tunities established under this Plan on or after February 22, 2011) during the Three-Year Period and (2) in accordance with Article 10 hereof, with respect to each current and former Subject Participant, will take reasonable action to seek recovery of the amount of such Final Awards in excess of what would have been earned by the current or former Subject Participant under the Restatement (but in no event more than the total amount of such Awards), as such excess amount is reasonably determined by the Board, in compliance with Section 409A of the Code. There shall be no duplication of recovery under Article 10 hereof and any of 15 U.S.C. Section 7243 (Section 304 of The Sarbanes-Oxley Act of 2002) and Section 10D of the Securities Exchange Act of 1934 (the "Exchange Act").

ARTICLE 11 — AMENDMENT, SUSPENSION, TERMINATION, OR ALTERATION OF THE PLAN

The Board may, at any time or from time to time, amend, suspend, terminate or alter the Plan, in whole or in part, but it may not thereby affect adversely rights of Participants, their spouses, children, and personal representative(s) with respect to Final Awards previously made. Notwithstanding anything in this Plan to the contrary, the Board may make any amendment to Article 10 hereof that is deemed necessary or appropriate by the Company to ensure compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act or Section 10D of the Exchange Act, or any rules or regulations promulgated thereunder.

ARTICLE 12 — COMMENCEMENT OF AWARDS

The Company's fiscal year ending December 31, 2010 shall be the first fiscal year with respect to which Award Opportunities may be made under the Plan.

